                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-87752
                                                      Registration No. 333-88862

PROSPECTUS
                                3,500,000 Shares

                              [RENT-A-CENTER LOGO]

                                  COMMON STOCK

                            ------------------------

THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS ARE OFFERING 3,500,000 SHARES OF OUR COMMON STOCK. WE WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE COMMON STOCK IN THIS OFFERING.

                            ------------------------

OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "RCII." ON MAY 22, 2002, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $61.53 PER SHARE.

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

                               PRICE $61 A SHARE

                            ------------------------

                                                                UNDERWRITING
                                                                DISCOUNTS AND   PROCEEDS TO SELLING
                                              PRICE TO PUBLIC    COMMISSIONS       STOCKHOLDERS
                                              ---------------   -------------   -------------------
Per Share...................................     $61.00            $3.05            $57.95
Total.......................................  $213,500,000      $10,675,000      $202,825,000

The selling stockholders have granted the underwriters the right to purchase up to an additional 525,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on May 29, 2002.

                            ------------------------

MORGAN STANLEY                                                   LEHMAN BROTHERS
                BEAR, STEARNS & CO. INC.
                                 SUNTRUST ROBINSON HUMPHREY
                                              WACHOVIA SECURITIES

May 22, 2002

EDGAR Description of Artwork:

         The inside front cover of the prospectus depicts two pictures with text, one of which is a picture of the outside of a Rent-A-Center store and the other of which depicts the inside of a Rent-A-Center store.

         The picture of the outside of a Rent-A-Center store is offset at the top of the page, with text to its immediate right. The text reads as follows:
"We are the largest rent-to-own operator in the United States with an approximate 29% market share based on store count."

         The picture of the inside of the Rent-A-Center store is offset at the bottom of the page, with text to its immediate left. The text reads as follows:
"Our stores offer high quality, durable products such as home electronics, appliances, computers and furniture and accessories under flexible rental purchase agreements that allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period."

         The inside back cover of the prospectus depicts a graphic of the United States and Puerto Rico. There is a blue and red bar on the top of the page. The bar contains text, which reads as follows: "Rent-A-Center(R) Nationwide Locations."

         The map of the United States depicts locations of company-owned stores in yellow and franchise stores in red.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Special Note Regarding Forward-Looking Statements...........   10
Use of Proceeds.............................................   11
Dividend Policy.............................................   11
Common Stock Price Range....................................   12
Capitalization..............................................   13
Selected Consolidated Financial and Operating Data..........   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   32
Management..................................................   44
Selling Stockholders........................................   48
Description of Capital Stock................................   49
Shares Eligible for Future Sale.............................   54
Underwriters................................................   55
Legal Matters...............................................   57
Experts.....................................................   57
Where You Can Find More Information.........................   58
Index to Financial Statements...............................  F-1

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL SHARES OF COMMON STOCK AND SEEKING OFFERS TO BUY SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

     You should read this summary together with the more detailed information regarding us and the common stock being sold in this offering and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, "we," "us" and "our" means Rent-A-Center, Inc. and our wholly-owned subsidiaries. Except as otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised and does not reflect dividends accrued on the Series A preferred stock after March 31, 2002.

                                 RENT-A-CENTER

OUR BUSINESS

     We are the largest rent-to-own operator in the United States with an approximate 29% market share based on store count. At March 31, 2002, we operated 2,284 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, Inc., is a national franchisor of rent-to-own stores. At March 31, 2002, ColorTyme had 338 franchised stores in 42 states, 326 of which operated under the ColorTyme name and 12 stores of which operated under the Rent-A-Center name. This represents a further 4% market share based on store count.

     Our stores offer high quality, durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that typically allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise. We estimate that approximately 62% of our business is from repeat customers. We offer well known brands such as Philips, Sony, JVC, Toshiba and Mitsubishi home electronics, Whirlpool appliances, Dell, Compaq and Hewlett Packard computers and Ashley, England and Benchcraft furniture. For the year ended December 31, 2001, home electronics merchandise generated 41% of our store rental revenue, 32% was derived from furniture and home furnishing accessories, 17% from appliances and 10% from computers.

     We have demonstrated a strong track record of growth, expanding from 717 owned or franchised stores at December 31, 1996 to 2,622 at March 31, 2002, primarily through acquisitions. Over that same period, we experienced a compounded annual growth rate in sales of approximately 48% and a compounded annual growth rate in earnings per share before non-recurring items of approximately 32%. In 2001, we had total revenues of $1.81 billion, 12.9% growth over 2000, driven primarily by same store sales gains of 8.0%. For the three months ended March 31, 2002, we had total revenues of $498.6 million and 13.4% growth over the same period in 2001, driven primarily by same store sales gains of 7.7%. We have incurred significant amounts of debt secured by substantially all of our assets and subordinated debt in connection with our acquisition program. These debt agreements restrict our ability to pay dividends. Immediately following the Thorn Americas and Central Rents acquisitions in 1998, our outstanding debt was $895.9 million, while our preferred stock and stockholders' equity were $259.5 million and $136.2 million, respectively. At March 31, 2002, our outstanding debt was $702.5 million, while our preferred stock and stockholders' equity were $294.7 million and $424.7 million, respectively. As of March 31, 2002, we had cash on hand of $167.3 million.

INDUSTRY BACKGROUND

     According to industry sources and our estimates, the rent-to-own industry consists of approximately 8,000 stores and provides approximately 7.0 million products to over 3.0 million households each year. We estimate the six largest rent-to-own industry participants account for 4,700 of the total number of stores, and the majority of the remainder of the industry consists of operations with fewer than 20 stores. The rent-to-own industry is highly fragmented and, due primarily to the decreased availability of traditional financing sources, has experienced, and we believe will continue to experience, consolidation.

STRATEGY

     Our strategy includes:

      -- ENHANCING STORE OPERATIONS--We continually seek to improve store performance through strategies intended to produce gains in operating efficiency and profitability. We have refocused our efforts to control and improve store-level expenses as well as enhance store revenues.

      -- OPENING NEW STORES AND ACQUIRING EXISTING RENT-TO-OWN STORES--We intend to expand our business both by opening new stores in targeted markets and by acquiring existing rent-to-own stores.

      -- BUILDING OUR NATIONAL BRAND--We have implemented a strategy to increase our name recognition and enhance our national brand. As a part of a national branding strategy, in April 2000 we launched a national advertising campaign featuring John Madden as our national advertising spokesperson.

                            ------------------------

     We were incorporated as a Delaware corporation on September 16, 1986. Our principal executive offices are located at 5700 Tennyson Parkway, Third Floor, Plano, Texas 75024, telephone (972) 801-1100.

                                  THE OFFERING

Common Stock offered by:
  Apollo Investment Fund IV,
     L.P.........................     3,194,174 shares
  Apollo Overseas Partners IV,
     L.P.........................       171,384 shares
  Bear Stearns MB 1998-1999 Pre-
     Fund, LLC...................       134,442 shares

     Total.......................     3,500,000 shares

Over-allotment option offered by
the selling stockholders.........       525,000 shares

Common Stock to be outstanding
after this offering..............    27,645,962 shares

Use of Proceeds..................    We will not receive any proceeds from the
                                     sale of the shares in this offering.

Nasdaq National Market symbol....    RCII

     The above information regarding shares outstanding is as of March 31, 2002. As of that date, there were 295,198 shares of Series A preferred stock outstanding. The shares of our Series A preferred stock are convertible at any time into the number of shares of common stock equal to the liquidation preference, which is $1,000 per share of Series A preferred stock plus all accrued but unpaid dividends to the date of conversion, divided by the conversion price, which is currently $27.935 per share. As of March 31, 2002, the liquidation preference was $297,958,775. Accordingly, the Series A preferred stock was convertible on March 31, 2002 into 10,666,145 shares of common stock. The information above regarding shares offered by the selling stockholders and shares outstanding assumes the conversion of 96,874 shares of our Series A preferred stock into the 3,500,000 shares of common stock being sold in this offering, but excludes 7,166,145 shares of common stock issuable upon conversion of the remaining shares of our Series A preferred stock outstanding after this offering, and excludes 3,738,305 shares of common stock issuable upon the exercise of stock options, with a weighted average exercise price of $29.18, issued pursuant to our Long-Term Incentive Plan. The Series A preferred stock accrues dividends until the date of conversion. Through May 1, 2002, accrued but unpaid dividends from March 31, 2002 amounted to approximately 918 shares of Series A preferred stock.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The data following for the three years ended December 31, 2001 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The data provided as of and for the three months ended March 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for the interim periods. Interim period results are not necessarily indicative of results that will be obtained for the full year.

                                                                                      THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                   MARCH 31,
                                          --------------------------------------     ---------------------
                                             1999         2000           2001          2001         2002
                                          ----------   ----------     ----------     --------     --------
                                                                                          (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS:
Revenues
  Store
    Rentals and fees....................  $1,270,885   $1,459,664     $1,650,851     $393,123     $443,705
    Merchandise sales...................      88,516       81,166         94,733       30,759       39,605
    Other...............................       2,177        3,018          3,476        1,330          614
  Franchise
    Merchandise sales...................      49,696       51,769         53,584       13,027       13,253
    Royalty income and fees.............       5,893        5,997          5,884        1,463        1,433
                                          ----------   ----------     ----------     --------     --------
         Total revenues.................   1,417,167    1,601,614      1,808,528      439,702      498,610
Operating expenses
  Direct store expenses
    Depreciation of rental
      merchandise.......................     265,486      299,298        343,197       80,812       92,223
    Cost of merchandise sold............      74,027       65,332         72,539       21,555       26,982
    Salaries and other expenses.........     770,572      866,234      1,019,402      242,219      262,619
  Franchise cost of merchandise sold....      47,914       49,724         51,251       12,494       12,653
                                          ----------   ----------     ----------     --------     --------
                                           1,157,999    1,280,588      1,486,389      357,080      394,477
  General and administrative expenses...      42,029       48,093         55,359       12,869       15,117
  Amortization of intangibles...........      27,116       28,303         30,194        7,268          720
  Class action litigation settlements...          --      (22,383)(1)     52,000(2)        --           --
                                          ----------   ----------     ----------     --------     --------
         Total operating expenses.......   1,227,144    1,334,601      1,623,942      377,217      410,314
                                          ----------   ----------     ----------     --------     --------
         Operating profit...............     190,023      267,013        184,586       62,485       88,296
Interest expense........................      75,673       74,324         60,874       16,510       15,798
Interest income.........................        (904)      (1,706)        (1,094)        (361)        (723)
                                          ----------   ----------     ----------     --------     --------
         Earnings before income taxes...     115,254      194,395        124,806       46,336       73,221
Income tax expense......................      55,899       91,368         58,589       21,338       29,658
                                          ----------   ----------     ----------     --------     --------
         Net earnings...................      59,355      103,027         66,217       24,998       43,563
Preferred dividends.....................      10,039       10,420         15,408        4,325        4,992
                                          ----------   ----------     ----------     --------     --------
         Net earnings allocable to
           common stockholders..........  $   49,316   $   92,607     $   50,809     $ 20,673     $ 38,571
                                          ==========   ==========     ==========     ========     ========
Basic earnings per common share.........       $2.04        $3.79          $1.97         $.83        $1.57
Diluted earnings per common share.......       $1.74        $2.96          $1.79         $.69        $1.20
Basic weighted average shares...........      24,229       24,432         25,846       24,959       24,515
Diluted weighted average shares.........      34,131       34,812         37,079       36,375       36,321

                                                                AS OF MARCH 31, 2002
                                                              -------------------------
                                                                ACTUAL     PRO FORMA(3)
                                                              ----------   ------------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Total assets..............................................  $1,677,036    $1,677,036
  Total debt................................................     702,525       702,525
  Total liabilities.........................................     957,630       957,630
  Redeemable convertible voting preferred stock, net........     294,674       197,972
  Stockholders' equity......................................     424,732       521,434

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------   THREE MONTHS ENDED
                                                      1999       2000       2001       MARCH 31, 2002
                                                    --------   --------   --------   ------------------
                                                                                        (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS)
OPERATING DATA:
  Stores open at end of period....................     2,075      2,158      2,281          2,284
  Comparable store revenue growth(4)..............       7.7%      12.6%       8.0%           7.7%
  Franchise stores open at end of period..........       365        364        342            338
  EBITDA(5).......................................  $248,452   $306,077   $304,690        $98,482
  EBITDA margin...................................      17.5%      19.1%      16.8%          19.8%
  Capital expenditures............................   $36,211    $37,937    $57,532         $8,100

------------

(1) Includes the effects of a pre-tax, non-recurring refund of $22.4 million for unlocated class members associated with the coordinated settlement of three class action lawsuits in the state of New Jersey.

(2) Includes the effects of a pre-tax legal settlement of $52.0 million associated with the 2001 settlement of gender discrimination lawsuits pending in the states of Missouri, Illinois and Tennessee.

(3) Gives effect to the conversion of Series A preferred stock into the 3,500,000 shares of common stock offered by the selling stockholders and does not include estimated offering expenses of $500,000 related to the offering to be paid by us.

(4) Comparable store revenue for each period presented includes revenues only of stores open and operated by us throughout the full period and the comparable prior period.

(5) EBITDA is defined as operating profit plus depreciation (exclusive of depreciation of rental merchandise), amortization of intangibles and non-recurring litigation settlements. EBITDA should not be considered as a substitute for income from operations, net income or cash flow from operating activities (as determined in accordance with generally accepted accounting principles) for the purpose of analyzing operating performance, financial position and cash flows.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. We believe these are all the material risks currently facing our business. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY, WHICH COULD CAUSE OUR FUTURE EARNINGS TO GROW MORE SLOWLY OR EVEN DECREASE.

     As part of our growth strategy, we intend to increase our total number of stores in both existing markets and new markets through a combination of new store openings and store acquisitions. We increased our store base by 83 stores in 2000, 123 stores in 2001 and currently intend to increase our store base by 5% to 10% in 2002. Our growth strategy could place a significant demand on our management and our financial and operational resources. This growth strategy is subject to various risks, including uncertainties regarding the ability to open new stores and our ability to acquire additional stores on favorable terms. We may not be able to continue to identify profitable new store locations or underperforming competitors as we currently anticipate. If we are unable to implement our growth strategy, our earnings may grow more slowly or even decrease.

     Our continued growth also depends on our ability to increase sales in our existing stores. Our same store sales increased by 12.6% and 8.0% for 2000 and 2001, respectively, and 7.7% in the first quarter ended March 31, 2002. As a result of new store openings in existing markets and because mature stores will represent an increasing proportion of our store base over time, our same store sale increases in future periods may be lower than historical levels.

IF WE FAIL TO EFFECTIVELY MANAGE OUR GROWTH AND INTEGRATE NEW STORES, OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

     The benefits we anticipate from our growth strategy may not be realized. The addition of new stores, both through store openings and through acquisitions, requires the integration of our management philosophies and personnel, standardization of training programs, realization of operating efficiencies and effective coordination of sales and marketing and financial reporting efforts. In addition, acquisitions in general are subject to a number of special risks, including adverse short-term effects on our reported operating results, diversion of management's attention and unanticipated problems or legal liabilities. Further, a newly opened store generally does not attain positive cash flow during its first year of operations.

THERE ARE LEGAL PROCEEDINGS PENDING AGAINST US SEEKING MATERIAL DAMAGES. THE COSTS WE INCUR IN DEFENDING OURSELVES OR ASSOCIATED WITH SETTLING ANY OF THESE PROCEEDINGS, AS WELL AS A MATERIAL FINAL JUDGMENT OR DECREE AGAINST US, COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION BY REQUIRING THE PAYMENT OF THE SETTLEMENT AMOUNT, A JUDGMENT OR THE POSTING OF A BOND.

     Some lawsuits against us involve claims that our rental agreements constitute installment sales contracts, violate state usury laws or violate other state laws enacted to protect consumers. We are also defending class action lawsuits alleging we violated the securities laws and have entered into a proposed settlement covering claims associated with three alleged class actions asserting gender discrimination in our employment practices. Because of the uncertainties associated with litigation, we cannot estimate for you our ultimate liability for these matters, if any. The failure to pay any judgment would be a default under our senior credit facilities and the indenture governing our outstanding subordinated notes.

OUR DEBT AGREEMENTS IMPOSE RESTRICTIONS ON US WHICH MAY LIMIT OR PROHIBIT US FROM ENGAGING IN CERTAIN TRANSACTIONS. IF A DEFAULT WERE TO OCCUR, OUR LENDERS COULD ACCELERATE THE AMOUNTS OF DEBT OUTSTANDING, AND HOLDERS OF OUR SECURED INDEBTEDNESS COULD FORCE US TO SELL OUR ASSETS TO SATISFY ALL OR A PART OF WHAT IS OWED.

     Covenants under our senior credit facilities and the indenture governing our outstanding subordinated notes restrict our ability to pay dividends, engage in various operational matters as well as require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, withstand a future downturn in our business or in the economy, dispose of operations, engage in mergers, acquire additional stores or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as specified acquisitions, are also subject to the consent of lenders under the senior credit facilities, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

     If a default were to occur, the lenders under our senior credit facilities could accelerate the amounts outstanding under the credit facilities and our other lenders could declare immediately due and payable all amounts borrowed under other instruments that contain certain provisions for cross-acceleration or cross-default. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerate the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.

     The existing indebtedness under our senior credit facilities is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. Our senior credit facilities also contain provisions prohibiting the modification of our outstanding subordinated notes, as well as limiting our ability to refinance such notes.

A CHANGE OF CONTROL COULD ACCELERATE OUR OBLIGATION TO PAY OUR OUTSTANDING INDEBTEDNESS, AND WE MAY NOT HAVE SUFFICIENT LIQUID ASSETS TO REPAY THESE AMOUNTS.

     Under our senior credit facilities, an event of default would result if Apollo Management IV, L.P. and its affiliates cease to own at least 4,474,673 shares of our common stock on an as converted basis. As of March 31, 2002 and after giving effect to this offering, Apollo and its affiliates will continue to own 6,890,874 shares of our common stock, or 6,386,041 if the underwriters' over-allotment is exercised in full, on an as converted basis. An event of default would also result under the senior credit facilities if a third party became the beneficial owner of 33.33% or more of our voting stock at a time when certain permitted investors owned less than the third party or Apollo owned less than 35% of the voting stock owned by the permitted investors. As of March 31, 2002, we are required to pay under our senior credit facilities $1.9 million in each of 2002 and 2003, $26.4 million in 2004, $100.0 million in 2005 and $297.8 million after 2005. These payments reduce our operating cash flow. If the lenders under our debt instruments accelerate these obligations, we may not have sufficient liquid assets to repay amounts outstanding under these agreements.

     Under the indenture governing our outstanding subordinated notes, in the event that a change in control occurs, we may be required to offer to purchase all of our outstanding subordinated notes at 101% of their original aggregate principal amount, plus accrued interest to the date of repurchase. A change in control also would result in an event of default under our senior credit facilities, which could then be accelerated by our lenders, and would require us to offer to redeem our Series A preferred stock.

RENT-TO-OWN TRANSACTIONS ARE REGULATED BY LAW IN MOST STATES. ANY ADVERSE CHANGE IN THESE LAWS OR THE PASSAGE OF ADVERSE NEW LAWS COULD EXPOSE US TO LITIGATION OR REQUIRE US TO ALTER OUR BUSINESS PRACTICES.

     As is the case with most businesses, we are subject to various governmental regulations, including specifically in our case regulations regarding rent-to-own transactions. There are currently 47 states that have passed laws regulating rental purchase transactions and another state that has a retail installment sales statute that excludes rent-to-own transactions from its coverage if certain criteria are met. These laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of nine states limit the total amount of rentals that may be charged over the life of a rental purchase agreement. Several states also effectively regulate rental purchase transactions under other consumer protection statutes. We are currently subject to outstanding judgments and other litigation alleging that we have violated some of these statutory provisions.

     Although there is no comprehensive federal legislation regulating rental-purchase transactions, adverse federal legislation may be enacted in the future. From time to time, legislation has been introduced in Congress seeking to regulate our business. In addition, various legislatures in the states where we currently do business may adopt new legislation or amend existing legislation that could require us to alter our business practices.

OUR BUSINESS DEPENDS ON A LIMITED NUMBER OF KEY PERSONNEL, WITH WHOM WE DO NOT HAVE EMPLOYMENT AGREEMENTS. THE LOSS OF ANY ONE OF THESE INDIVIDUALS COULD DISRUPT OUR BUSINESS.

     Our continued success is highly dependent upon the personal efforts and abilities of our senior management, including Mark E. Speese, our Chairman of the Board and Chief Executive Officer, Mitchell E. Fadel, our President, and Dana F. Goble and David A. Kraemer, our Executive Vice-Presidents of Operations. We do not have employment contracts with or maintain key-person insurance on the lives of any of these officers and the loss of any one of them could disrupt our business.

A SMALL GROUP OF OUR DIRECTORS AND THEIR AFFILIATES HAVE SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES. AS A RESULT, THEY WILL CONTINUE TO HAVE THE ABILITY TO EXERCISE EFFECTIVE CONTROL OVER THE OUTCOME OF ACTIONS REQUIRING THE APPROVAL OF OUR STOCKHOLDERS, INCLUDING POTENTIAL ACQUISITIONS, ELECTIONS OF OUR BOARD OF DIRECTORS AND SALES OR CHANGES IN CONTROL.

     Mr. Speese, our Chairman and Chief Executive Officer, Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. are parties to a stockholders agreement relating to the voting of our securities held by them at meetings of our stockholders. As of March 31, 2002 and after giving effect to this offering, approximately 22.2% of our voting stock, or 20.8% if the underwriters' over-allotment is exercised in full, assuming the conversion of our Series A preferred stock and all outstanding options, is controlled by Mr. Speese and Apollo.

OUR ORGANIZATIONAL DOCUMENTS, SERIES A PREFERRED STOCK AND DEBT INSTRUMENTS CONTAIN PROVISIONS THAT MAY PREVENT OR DETER ANOTHER GROUP FROM PAYING A PREMIUM OVER THE MARKET PRICE TO OUR STOCKHOLDERS TO ACQUIRE OUR STOCK.

     Our organizational documents contain provisions that classify our board of directors, authorize our board of directors to issue blank check preferred stock and establish advance notice requirements on our stockholders for director nominations and actions to be taken at annual meetings of the stockholders. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law relating to business combinations. Our senior credit facilities, the indenture governing our subordinated notes and our Series A preferred stock certificate of designations each contain various change of control provisions which, in the event of a change of control, would cause a default under those provisions. These provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change of control involving us that could include a premium over the market price of our common stock that some or a majority of our stockholders might consider to be in their best interests.

OUR STOCK PRICE IS VOLATILE, AND YOU MAY NOT BE ABLE TO RECOVER YOUR INVESTMENT IF OUR STOCK PRICE DECLINES.

     The stock price of our common stock has been volatile and can be expected to be significantly affected by factors such as:

      -- quarterly variations in our results of operations, which may be impacted by, among other things, changes in same store sales and when and how many stores we acquire or open;

      --   quarterly variations in our competitors' results of operations;

      -- changes in earnings estimates or buy/sell recommendations by financial analysts;

      --   the stock price performance of comparable companies; and

      -- general market conditions or market conditions specific to particular industries.

OUR STOCK PRICE MAY DECLINE IF EXISTING STOCKHOLDERS SELL ADDITIONAL SHARES.

     As of March 31, 2002 and assuming the conversion of our Series A preferred stock and all outstanding options, upon completion of this offering, approximately 76.7% of our common stock on a fully diluted basis will be held by the public, approximately 1.8% will be held by members of our management, other than Mr. Speese, approximately 3.6% will be held by Mr. Speese and approximately 17.9%, or 16.6% if the underwriters exercise their over-allotment option in full, will be held by Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and their affiliates and Bear Stearns MB Fund. If these stockholders sell shares of our common stock in the public market, the market price of our common stock could fall. These sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

     We, our directors and executive officers, and the selling stockholders have each entered into certain lock-up restrictions in which each agrees that, in general, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each will not, during the period ending 90 days after the date of this prospectus, sell or agree to sell, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. Following the expiration of these lock-up restrictions, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act of 1933, and in the case of Mr. Speese, to a stockholders agreement he has entered into with Apollo and us. Under the registration rights agreements we have entered into, Apollo and its affiliates have the right to request that their shares be registered, subject to a reduction in the number of shares upon the advice of a managing underwriter in the related offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements, other than statements of historical facts, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "would," "expect," "intend," "could," "estimate," "should," "anticipate" or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:

      --   uncertainties regarding the ability to open new stores;

      -- our ability to acquire additional rent-to-own stores on favorable terms;

      --   our ability to enhance the performance of these acquired stores;

      -- our ability to control store level costs and implement our margin enhancement initiatives;

      -- our ability to realize benefits from our margin enhancement initiatives;

      --   the results of our litigation;

      -- the passage of legislation adversely affecting the rent-to-own industry;

      --   interest rates;

      --   our ability to collect on our rental purchase agreements;

      -- our ability to effectively hedge interest rates on our outstanding debt;

      --   changes in our effective tax rate; and

      --   the other risks detailed from time to time in our SEC reports.

     Additional factors that could cause our actual results to differ materially from our expectations are discussed under the section entitled "Risk Factors" and elsewhere in this prospectus. You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock in this offering by the selling stockholders.

                                DIVIDEND POLICY

     We have not paid any cash dividends since the time of our initial public offering. Our senior credit facility currently prohibits the payment of cash dividends on our common stock and preferred stock and the indenture governing our subordinated notes places restrictions on our ability to do so. We do not anticipate paying cash dividends on our common stock in the foreseeable future.

     We have not paid any cash dividends on our Series A preferred stock to date. Under the terms of the certificate of designations governing our Series A preferred stock, we may pay dividends on our Series A preferred stock, at our option, in cash or additional shares of Series A preferred stock until August 2003, after which time the dividends are payable in cash. Since the time of the issuance of our Series A preferred stock, we have paid the required dividends in additional shares of Series A preferred stock. These additional shares are issued under the same terms and with the same conversion ratio as were the shares of our Series A preferred stock issued in August 1998. Accordingly, the shares of Series A preferred stock issued as a dividend are convertible into our common stock at a conversion price of $27.935. Based on a liquidation preference of $297,958,775 as of March 31, 2002, the Series A preferred stock is convertible into 10,666,145 shares of common stock, 3,500,000 of which are being sold by the selling stockholders in this offering. Our senior credit facilities agreement allows us to pay cash dividends on our Series A preferred stock beginning in August 2003 so long as we are not in default under that agreement. Cash dividend payments are also subject to the restrictions in the indenture governing our subordinated notes. These restrictions in the indenture would not currently prohibit the payment of cash dividends.

     Any change in our dividend policy, including our dividend policy on our Series A preferred stock, will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and any other factors our Board of Directors may deem relevant. You should read the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" discussed later in this report.

                            COMMON STOCK PRICE RANGE

     Our common stock is quoted on the Nasdaq National Market under the symbol "RCII". The following table sets forth, for the period indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                               HIGH       LOW
                                                              -------   -------
YEAR ENDED DECEMBER 31, 2000
     First Quarter..........................................  $24.000   $13.625
     Second Quarter.........................................   25.875    14.938
     Third Quarter..........................................   36.188    21.438
     Fourth Quarter.........................................   35.000    22.000
YEAR ENDED DECEMBER 31, 2001
     First Quarter..........................................  $47.438   $30.625
     Second Quarter.........................................   53.850    33.063
     Third Quarter..........................................   53.050    21.250
     Fourth Quarter.........................................   34.300    18.970
YEAR ENDED DECEMBER 31, 2002
     First Quarter..........................................  $52.000   $30.750
     Second Quarter (through May 22, 2002)..................   63.870    48.510

     On May 22, 2002, the reported last sale price for our common stock on the Nasdaq National Market was $61.53. As of May 17, 2002, there were approximately 45 record holders of our common stock.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2002 on an actual basis and pro forma to reflect the conversion of Series A preferred stock into 3,500,000 shares of common stock in this offering, excluding estimated offering expenses of $500,000 payable by us. This table should be read in conjunction with our financial statements and related notes and the other financial information contained in or incorporated by reference in this prospectus.

                                                               AS OF MARCH 31, 2002
                                                              -----------------------
                                                                ACTUAL     PRO FORMA
                                                              ----------   ----------
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Cash and cash equivalents...................................  $  167,264   $  167,264
                                                              ==========   ==========
Debt:
  Senior debt...............................................  $  428,000   $  428,000
  Subordinated notes payable, net of discount...............     274,525      274,525
                                                              ----------   ----------
          Total debt........................................     702,525      702,525

Preferred stock:
  Redeemable convertible voting preferred stock, net of
     placement costs, $.01 par value; 5,000,000 shares
     authorized; 295,198 shares issued and outstanding
     (actual), 198,324 shares issued and outstanding (pro
     forma).................................................     294,674      197,972
Stockholders' equity:
  Common stock, $.01 par value; 125,000,000 shares
     authorized; 28,084,227 shares issued, 24,145,962 shares
     outstanding (actual); 31,584,227 shares issued,
     27,645,962 shares outstanding (pro forma)..............         281          316
  Additional paid-in capital................................     203,490      300,157
  Accumulated comprehensive loss............................      (4,539)      (4,539)
  Retained earnings.........................................     310,224      310,224
  Treasury stock, 3,938,265 shares at cost..................     (84,724)     (84,724)
                                                              ----------   ----------
          Total stockholders' equity........................     424,732      521,434
                                                              ----------   ----------
          Total capitalization..............................  $1,421,931   $1,421,931
                                                              ==========   ==========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected financial data presented below for the five years ended December 31, 2001 have been derived from our consolidated financial statements as audited by Grant Thornton LLP, independent certified public accountants. Our selected financial and operating data as of and for the three months ended March 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments necessary to present fairly the information presented for the interim periods. Interim period results are not necessarily indicative of results that will be obtained for the full year. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the financial statements and the notes thereto, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included elsewhere or incorporated in this prospectus.

     In May and August 1998, we completed the acquisitions of Central Rents and Thorn Americas, respectively, both of which affect the comparability between the historical financial and operating data for the periods presented.

                                                                                                    THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                             MARCH 31,
                                  ------------------------------------------------------------     --------------------
                                    1997       1998        1999         2000           2001          2001        2002
                                  --------   --------   ----------   ----------     ----------     --------    --------
                                                                                                       (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT FOR SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS:
Revenues
  Store
    Rentals and fees............  $275,344   $711,443   $1,270,885   $1,459,664     $1,650,851     $393,123    $443,705
    Merchandise sales...........    14,125     41,456       88,516       81,166         94,733       30,759      39,605
    Other.......................       679      7,282        2,177        3,018          3,476        1,330         614
  Franchise
    Merchandise sales...........    37,385     44,365       49,696       51,769         53,584       13,027      13,253
    Royalty income and fees.....     4,008      5,170        5,893        5,997          5,884        1,463       1,433
                                  --------   --------   ----------   ----------     ----------     --------    --------
        Total revenues..........   331,541    809,716    1,417,167    1,601,614      1,808,528      439,702     498,610
Operating expenses
  Direct store expenses
    Depreciation of rental
      merchandise...............    57,223    164,651      265,486      299,298        343,197       80,812      92,223
    Cost of merchandise sold....    11,365     32,056       74,027       65,332         72,539       21,555      26,982
    Salaries and other
      expenses..................   162,458    423,750      770,572      866,234      1,019,402      242,219     262,619
  Franchise cost of merchandise
    sold........................    35,841     42,886       47,914       49,724         51,251       12,494      12,653
                                  --------   --------   ----------   ----------     ----------     --------    --------
                                   266,887    663,343    1,157,999    1,280,588      1,486,389      357,080     394,477
  General and administrative
    expenses....................    13,304     28,715       42,029       48,093         55,359       12,869      15,117
  Amortization of intangibles...     5,412     15,345       27,116       28,303         30,194        7,268         720
  Class action litigation
    settlements.................        --     11,500           --      (22,383)(1)     52,000(2)        --          --
                                  --------   --------   ----------   ----------     ----------     --------    --------
        Total operating
          expenses..............   285,603    718,903    1,227,144    1,334,601      1,623,942      377,217     410,314
                                  --------   --------   ----------   ----------     ----------     --------    --------
        Operating profit........    45,938     90,813      190,023      267,013        184,586       62,485      88,296
Non-recurring financing costs...        --      5,018           --           --             --           --          --
Interest expense................     2,194     39,144       75,673       74,324         60,874       16,510      15,798
Interest income.................      (304)    (2,004)        (904)      (1,706)        (1,094)        (361)       (723)
                                  --------   --------   ----------   ----------     ----------     --------    --------
        Earnings before income
          taxes.................    44,048     48,655      115,254      194,395        124,806       46,336      73,221
Income tax expense..............    18,170     23,897       55,899       91,368         58,589       21,338      29,658
                                  --------   --------   ----------   ----------     ----------     --------    --------
        Net earnings............    25,878     24,758       59,355      103,027         66,217       24,998      43,563
Preferred dividends.............        --      3,954       10,039       10,420         15,408        4,325       4,992
                                  --------   --------   ----------   ----------     ----------     --------    --------
        Net earnings allocable
          to common
          stockholders..........  $ 25,878   $ 20,804   $   49,316   $   92,607     $   50,809     $ 20,673    $ 38,571
                                  ========   ========   ==========   ==========     ==========     ========    ========
Basic earnings per common
  share.........................     $1.04       $.84        $2.04        $3.79          $1.97         $.83       $1.57
Diluted earnings per common
  share.........................     $1.03       $.83        $1.74        $2.96          $1.79         $.69       $1.20
Basic weighted average shares...    24,844     24,698       24,229       24,432         25,846       24,959      24,515
Diluted weighted average
  shares........................    25,194     25,103       34,131       34,812         37,079       36,375      36,321

                                                                                                                AS OF
                                                                   AS OF DECEMBER 31,                         MARCH 31,
                                              ------------------------------------------------------------   -----------
                                                1997        1998         1999         2000         2001         2002
                                              --------   ----------   ----------   ----------   ----------   -----------
                                                                     (IN THOUSANDS)                          (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Rental merchandise, net...................  $112,759     $408,806     $531,223     $587,232     $653,701     $656,544
  Intangible assets, net....................    61,183      727,976      707,324      708,328      711,096      712,764
  Total assets..............................   208,868    1,502,989    1,485,000    1,486,910    1,619,920    1,677,036
  Total debt................................    26,280      805,700      847,160      741,051      702,506      702,525
  Total liabilities.........................    56,115    1,088,600    1,007,408      896,307      922,632      957,630
  Redeemable convertible voting preferred
    stock, net..............................        --      259,476      270,902      281,232      291,910      294,674
  Stockholders' equity......................   152,753      154,913      206,690      309,371      405,378      424,732

                                                                                                         THREE MONTHS
                                                                                                            ENDED
                                                             YEAR ENDED DECEMBER 31,                      MARCH 31,
                                           -----------------------------------------------------------   ------------
                                            1997         1998         1999         2000         2001         2002
                                           -------     --------     --------     --------     --------   ------------
                                                                 (IN THOUSANDS)                          (UNAUDITED)
OPERATING DATA:
  Stores open at end of period...........      504        2,126        2,075        2,158        2,281       2,284
  Comparable store revenue growth(3).....      8.1%         8.1%         7.7%        12.6%         8.0%        7.7%
  Weighted average number of stores......      479        1,222        2,089        2,103        2,235       2,282
  Franchise stores open at end of
    period...............................      262          324          365          364          342         338
  EBITDA(4)..............................  $56,951     $135,140     $248,452     $306,077     $304,690     $98,482
  EBITDA margin..........................     17.2%        16.7%        17.5%        19.1%        16.8%       19.8%
  Capital expenditures...................  $10,446      $21,860      $36,211      $37,937      $57,532      $8,100

------------

(1) Includes the effects of a pre-tax, non-recurring refund of $22.4 million for unlocated class members associated with the coordinated settlement of three class action lawsuits in the state of New Jersey.

(2) Includes the effects of a pre-tax legal settlement of $52.0 million associated with the 2001 settlement of gender discrimination lawsuits pending in the states of Missouri, Illinois and Tennessee.

(3) Comparable store revenue for each period presented includes revenues only of stores open throughout the full period and the comparable prior period.

(4) EBITDA is defined as operating profit plus depreciation (exclusive of depreciation of rental merchandise), amortization of intangibles and non-recurring litigation settlements. EBITDA should not be considered as a substitute for income from operations, net income or cash flow from operating activities (as determined in accordance with generally accepted accounting principles) for the purpose of analyzing operating performance, financial position and cash flows.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     We are the largest rent-to-own operator in the United States with an approximate 29% market share based on store count. At March 31, 2002, we operated 2,284 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, is a national franchisor of rent-to-own stores. At March 31, 2002, ColorTyme had 338 franchised stores in 42 states, 326 of which operated under the ColorTyme name and 12 stores of which operated under the Rent-A-Center name. Our stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise.

     We have pursued an aggressive growth strategy since 1989. We have sought to acquire underperforming stores to which we could apply our operating model as well as open new stores. As a result, the acquired stores have generally experienced more significant revenue growth during the initial periods following their acquisition than in subsequent periods. Because of significant growth since our formation, particularly due to the Thorn Americas acquisition, our historical results of operations and period-to-period comparisons of such results and other financial data, including the rate of earnings growth, may not be meaningful or indicative of future results.

     We plan to accomplish our future growth through selective and opportunistic acquisitions, with an emphasis on new store development. Typically, a newly opened store is profitable on a monthly basis in the ninth to twelfth month after its initial opening. Historically, a typical store has achieved cumulative break-even profitability in 18 to 24 months after its initial opening. Total financing requirements of a typical new store approximate $450,000, with roughly 70% of that amount relating to the purchase of rental merchandise inventory. A newly opened store historically has achieved results consistent with other stores that have been operating within the system for greater than two years by the end of its third year of operation. As a result, our quarterly earnings are impacted by how many new stores we opened during a particular quarter and the quarters preceding it. There can be no assurance that we will open any new stores in the future, or as to the number, location or profitability thereof.

     In addition, to provide any additional funds necessary for the continued pursuit of our operating and growth strategies, we may incur from time to time additional short or long-term bank indebtedness and may issue, in public or private transactions, equity and debt securities. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which will relate to our financial condition and performance, and some of which are beyond our control, such as prevailing interest rates and general economic conditions. There can be no assurance additional financing will be available, or if available, will be on terms acceptable to us.

     If a change in control occurs, we may be required to offer to repurchase all of our outstanding senior subordinated notes at 101% of their principal amount, plus accrued interest to the date of repurchase. Our senior credit facilities restrict our ability to repurchase our senior subordinated notes, including in the event of a change in control. In addition, a change in control would result in an event of default under our senior credit facilities, which could then be accelerated by our lenders, and would require us to offer to redeem our Series A preferred stock. In the event a change in control occurs, we cannot be sure that we would have enough funds to immediately pay our accelerated senior credit facility obligations, pay all of our senior subordinated notes and redeem all of our Series A preferred stock, or that we would be able to obtain financing to do so on favorable terms, if at all.

CRITICAL ACCOUNTING POLICIES INVOLVING ESTIMATES, UNCERTAINTIES OR ASSESSMENTS IN OUR FINANCIAL STATEMENTS

     The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In applying our accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As you might expect, the actual results or outcomes are generally different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

     Actual results related to the estimates and assumptions made by us in preparing our consolidated financial statements will emerge over periods of time, such as estimates and assumptions underlying the determination of our self-insurance liabilities. These estimates and assumptions are monitored by us and periodically adjusted as circumstances warrant. For instance, our liability for self-insurance related to our workers compensation, general liability, medical and auto liability may be adjusted based on higher or lower actual loss experience. Although there is greater risk with respect to the accuracy of these estimates and assumptions because of the period over which actual results may emerge, such risk is mitigated by our ability to make changes to these estimates and assumptions over the same period.

     In preparing our financial statements at any point in time, we are also periodically faced with uncertainties, the outcomes of which are not within our control and will not be known for prolonged periods of time. As discussed in the section entitled "Legal Proceedings" and the notes to our consolidated financial statements, we are involved in actions relating to claims that our rental purchase agreements constitute installment sales contracts, violate state usury laws or violate other state laws enacted to protect consumers, claims asserting gender discrimination in our employment practices, as well as claims we violated the federal securities laws. We, together with our counsel, make estimates, if determinable, of our probable liabilities and record such amounts in our consolidated financial statements. These estimates represent our best estimate, or may be the minimum range of probable loss when no single best estimate is determinable. Disclosure is made, when determinable, of the additional possible amount of loss on these claims, or if such estimate cannot be made, that fact is disclosed. We, together with our counsel, monitor developments related to these legal matters and, when appropriate, adjustments are made to liabilities to reflect current facts and circumstances.

     Based on an assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of our company. However, we do not suggest that other general risk factors, such as those discussed elsewhere in this prospectus as well as changes in our growth objectives or performance of new or acquired stores, could not adversely impact our consolidated financial position, results of operations and cash flows in future periods.

OTHER SIGNIFICANT ACCOUNTING POLICIES

     Our significant accounting policies are summarized below and in Note A to our consolidated financial statements included elsewhere herein.

     Revenue. We collect non-refundable rental payments and fees in advance, generally on a weekly or monthly basis. This revenue is recognized over the term of the agreement. Rental purchase agreements generally include a discounted early purchase option. Upon exercise of this option, and upon sale of used merchandise, revenue is recognized as these payments are received.

     Franchise Revenue. Revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee. Franchise fee revenue is recognized upon completion of substantially all services and satisfaction of all material conditions required under the terms of the franchise agreement.

     Depreciation of Rental Merchandise. We depreciate our rental merchandise using the income forecasting method. The income forecasting method of depreciation we use does not consider salvage value and does not allow the depreciation of rental merchandise during periods when it is not generating rental revenue. The objective of this method of depreciation is to provide for consistent depreciation expense while the merchandise is on rent.

     Cost of Merchandise Sold. Cost of merchandise sold represents the book value net of accumulated depreciation of rental merchandise at time of sale.

     Salaries and Other Expenses. Salaries and other expenses include all salaries and wages paid to store level employees, together with market managers' salaries, travel and occupancy, including any related benefits and taxes, as well as all store level general and administrative expenses and selling, advertising, insurance, occupancy, fixed asset depreciation and other operating expenses.

     General and Administrative Expenses. General and administrative expenses include all corporate overhead expenses related to our headquarters such as salaries, taxes and benefits, occupancy, administrative and other operating expenses, as well as regional directors' salaries, travel and office expenses.

     Amortization of Intangibles. Amortization of intangibles consists primarily of the amortization of the excess of purchase price over the fair market value of acquired assets and liabilities. In July 2001, the Financial Accounting Standards Board issued SFAS 142, Goodwill and Intangible Assets, which revised the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives acquired after June 30, 2001 were not amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives are no longer subject to amortization. SFAS 142 requires an impairment test be conducted annually and a transitional impairment test be conducted by June 30, 2002. We completed our transitional impairment test as of March 31, 2002 and no impairment existed at that date.

     Preferred Dividends. Dividends on Series A preferred stock are payable at an annual rate of 3.75%. Shares of Series A preferred stock distributed as dividends in-kind are accounted for at the greater of the stated value or the value of the common stock obtainable upon conversion on the payment date.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, historical Consolidated Statements of Earnings data as a percentage of total store and franchise revenues.

                                                          THREE                                   THREE
                                                         MONTHS                                  MONTHS
                                   YEAR ENDED             ENDED            YEAR ENDED             ENDED
                                  DECEMBER 31,          MARCH 31,         DECEMBER 31,          MARCH 31,
                              ---------------------   -------------   ---------------------   -------------
                                   (COMPANY-OWNED STORES ONLY)             (FRANCHISE OPERATIONS ONLY)
                              -------------------------------------   -------------------------------------
                              1999    2000    2001    2001    2002    1999    2000    2001    2001    2002
                              -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
REVENUES:
Rentals and fees............   93.3%   94.5%   94.4%   92.5%   91.7%
Merchandise sales...........    6.5     5.3     5.4     7.2     8.2
Other.......................     .2      .2      .2      .3      .1
                              -----   -----   -----   -----   -----
                              100.0%  100.0%  100.0%  100.0%  100.0%
                              =====   =====   =====   =====   =====
FRANCHISE REVENUES:
Merchandise sales...........                                           89.4%   89.6%   90.1%   89.9%   90.2%
Royalty income and fees.....                                           10.6    10.4     9.9    10.1     9.8
                                                                      -----   -----   -----   -----   -----
                                                                      100.0%  100.0%  100.0%  100.0%  100.0%
                                                                      =====   =====   =====   =====   =====
OPERATING EXPENSES:
Direct store expenses
  Depreciation of rental
    merchandise.............   19.5%   19.4%   19.6%   19.0%   19.1%     --      --      --      --      --
  Cost of merchandise
    sold....................    5.4     4.2     4.1     5.1     5.6    86.2%   86.1%   86.2%   86.2%   86.2%
  Salaries and other
    expenses................   56.6    56.1    58.3    57.0    54.3      --      --      --      --      --
                              -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                               81.5    79.7    82.0    81.1    79.0    86.2    86.1    86.2    86.2    86.2
General and administrative
  expenses..................    2.9     2.9     3.2     2.9     3.1     5.1     4.4     4.5     4.0     4.7
Amortization of
  intangibles...............    2.0     1.8     1.7     1.7      .1      .6      .6      .6      .6      .5
Class action litigation
  settlements...............     --    (1.4)    3.0      --      --      --      --      --      --      --
                              -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
         Total operating
           expenses.........   86.4    83.0    89.9    85.7    82.2    91.9    91.1    91.3    90.8    91.4
                              -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Operating profit............   13.6    17.0    10.1    14.3    17.8     8.1     8.9     8.7     9.2     8.6
Interest expense/(income)...    5.5     4.8     3.4     3.8     3.1    (0.8)   (1.0)   (1.1)   (1.1)   (1.2)
                              -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Earnings before income
  taxes.....................    8.1%   12.2%    6.7%   10.5%   14.7%    8.9%    9.9%    9.8%   10.3%    9.8%
                              =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

  THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31,
  2001

     Store Revenue. Total store revenue increased by $58.7 million, or 13.8%, to $483.9 million for the three months ended March 31, 2002 from $425.2 million for the three months ended March 31, 2001. The increase in total store revenue is primarily attributable to growth in same store revenues and incremental revenues in new and acquired stores, as well as an increase in the amount of merchandise sales over the same period in 2001.

     Same store revenues represent those revenues earned in stores that were operated by us for each of the entire three month periods ending March 31, 2002 and 2001. Same store revenues increased by $30.1 million, or 7.7%, to $423.1 million for the three months ended March 31, 2002 from $393.0 million in 2001. The increase in same store revenues was primarily attributable to an increase in the number of customers served (approximately 404 per store for 2002 vs. approximately 395 per store for 2001 in same stores open), the number of agreements on rent (approximately 624 per store for 2002 vs. approximately 610 per store for 2001 in same stores open), as well as revenue earned per agreement on rent (approximately $96 per month per agreement for 2002 vs. approximately $94 per agreement for 2001). Merchandise sales increased $8.8 million, or 28.8%, to $39.6 million for 2002 from $30.8 million in 2001. The increase in merchandise sales was primarily attributable to an increase in the number of items sold in the first quarter of 2002 (approximately 258,000) from the number of items sold in 2001 (approximately 210,000). This increase in the number of items sold in 2002 versus the same period in 2001 was primarily the result of an increase in the amount of customers exercising their early purchase options as a result of in-store promotions made during the third quarter of 2001, which included a reduction in the rates and terms on certain rental agreements.

     Franchise Revenue. Total franchise revenue increased by $196,000, or 1.4%, to $14.7 million for the three months ended March 31, 2002 from $14.5 million in 2001. This increase was primarily attributable to an increase in merchandise sales to franchise locations, partially offset by a decrease in the number of franchised locations in the first quarter of 2002 as compared to the first quarter of 2001.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased by $11.4 million, or 14.1%, to $92.2 million for the three months ended March 31, 2002 from $80.8 million in 2001. This increase was primarily attributable to an increase in rental and fee revenue. Depreciation of rental merchandise expressed as a percent of store rentals and fees revenue increased to 20.8% in 2002 from 20.6% for the same period in 2001. This slight increase is primarily a result of in-store promotions made during the third quarter of 2001, which included a reduction in the rates and terms on certain rental agreements. These in-store promotions caused depreciation to be a greater percentage of store rentals and fees revenue on those promotional items rented.

     Cost of Merchandise Sold. Cost of merchandise sold increased by $5.4 million, or 25.2%, to $27.0 million for the three months ended March 31, 2002 from $21.6 million in 2001. This increase was primarily a result of an increase in the number of items sold during the first three months of 2002 as compared to the first three months of 2001.

     Salaries and Other Expenses. Salaries and other expenses expressed as a percentage of total store revenue decreased to 54.3% for the three months ended March 31, 2002 from 57.0% for the three months ended March 31, 2001. This decrease was primarily attributable to an increase in store revenues in the first quarter of 2002 as compared to 2001 coupled with the realization of our margin enhancement initiatives and reductions in store level costs.

     Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $159,000, or 1.3%, to $12.7 million for the three months ended March 31, 2002 from $12.5 million in 2001. This increase was primarily attributable to an increase in merchandise sales to franchise locations, partially offset by a decrease in the number of franchised locations in the first quarter of 2002 as compared to the first quarter of 2001.

     General and Administrative Expenses. General and administrative expenses expressed as a percent of total revenue remained relatively constant at 3.0% and 2.9% for the three months ending March 31, 2002 and 2001, respectively.

     Amortization of Intangibles. Amortization of intangibles decreased by $6.5 million, or 90.1%, to $720,000 for the three months ended March 31, 2002 from $7.3 million for the three months ended March 31, 2001. This decrease was directly attributable to the implementation of SFAS 142, which requires that goodwill no longer be amortized.

     Operating Profit. Operating profit increased by $25.8 million, or 41.3%, to $88.3 million for the three months ended March 31, 2002 from $62.5 million in 2001. Operating profit as a percentage of total revenue increased to 17.7% for the three months ended March 31, 2002, from 14.2% in 2001. This increase was primarily attributable to an increase in store revenues in the first quarter of 2002 as compared to 2001 coupled with the realization of our margin enhancement initiatives, reduction of store level costs and the reduction of intangible amortization expense as discussed above. After adjusting reported results for the first quarter of 2001 to exclude the effects of goodwill amortization, operating profit increased by $18.7 million, or 26.9% on a comparable basis.

     Net Earnings. Net earnings increased by $18.6 million, or 74.3%, to $43.6 million for the three months ended March 31, 2002 from $25.0 million in 2001. This increase is primarily attributable to growth in total revenues, reduced interest expenses resulting from a reduction in outstanding debt and a reduction in the expenses associated with the amortization of intangibles. After adjusting reported results for the first quarter of 2001 to exclude the effects of goodwill amortization, net earnings increased by $12.4 million, or 39.8% on a comparable basis.

     Preferred Dividends. Dividends on our Series A preferred stock are payable quarterly at an annual rate of 3.75%. We account for shares of preferred stock distributed as dividends in-kind at the greater of the stated value or the value of the common stock obtainable upon conversion on the payment date. Preferred dividends increased by $667,500, or 15.4%, to $5.0 million for the three months ended March 31, 2002 as compared to $4.3 million in 2001. This increase is a result of more shares of Series A Preferred stock outstanding for the three months ended March 31, 2002 as compared to the three months ended March 31, 2001.

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Store Revenue. Total store revenue increased by $205.2 million, or 13.3%, to $1,749.1 million for 2001 from $1,543.9 million for 2000. The increase in total store revenue was primarily attributable to growth in same store revenues during 2001 as well as incremental revenues from the opening of 76 stores and the acquisition of 95 stores in 2001. Same store revenues represent those revenues earned in stores that were operated by us for the entire years ending December 31, 2001 and 2000. Same store revenues increased by $111.6 million, or 8.0%, to $1,501.7 million for 2001 from $1,390.1 million in 2000. This improvement was primarily attributable to an increase in the number of customers served (approximately 407 per store as of December 31, 2001 vs. approximately 391 per store as of December 31, 2000 in same stores open), the number of agreements on rent (approximately 624 per store as of December 31, 2001 vs. approximately 597 per store as of December 31, 2000 in same stores open), as well as revenue earned per agreement on rent (approximately $95 per month per agreement for 2001 vs. approximately $92 per month per agreement for 2000). This increase in revenue was partially offset by loss of revenues associated with the divestiture or consolidation of 48 stores in 2001.

     Franchise Revenue. Total franchise revenue increased by $1.7 million, or 2.9%, to $59.5 million for 2001 from $57.8 million in 2000. This increase was primarily attributable to an increase in merchandise sales to franchise locations during 2001 as compared to 2000, partially offset by a decrease in the number of franchised locations in 2001 as compared to 2000.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased by $43.9 million, or 14.7%, to $343.2 million for 2001 from $299.3 million for 2000. This increase was primarily attributable to an increase in rental and fee revenue of $191.2 million, or 13.1%, to $1,650.9 million for 2001 from $1,459.7 million for 2000. Depreciation of rental merchandise expressed as a percentage of store rentals and fees revenue increased to 20.8% in 2001 from 20.5% in 2000. This increase is a result of an increase in the number of stores acquired in 2001 of 95 from 74 in 2000, and in-store promotions made during the third quarter of 2001, which included a reduction in the rates and terms on certain rental agreements. These in-store promotions caused depreciation to be a greater percentage of store rentals and fees revenue on those promotional items rented.

     Cost of Merchandise Sold. Cost of merchandise sold increased by $7.2 million, or 11.0%, to $72.5 million for 2001 from $65.3 million in 2000. This increase was a result of an increase in the number of items sold in 2001, primarily in the third and fourth quarters, as compared to 2000, resulting from a reduction in the rates and terms on certain rental agreements beginning in the third quarter of 2001.

     Salaries and Other Expenses. Salaries and other expenses expressed as a percentage of total store revenue increased to 58.3% for 2001 from 56.1% for 2000. This increase was primarily attributable to the infrastructure expenses and costs associated with the opening of new stores under our store growth initiatives, such as labor and recruiting costs for training centers as well as additional middle and senior management personnel, and increases in advertising, store level labor, insurance, and other operating expenses in 2001 over 2000.

     Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $1.5 million, or 3.1%, to $51.2 million for 2001 from $49.7 in 2000. This increase is a direct result of an increase in merchandise sales to franchise locations in 2001 as compared to 2000.

     General and Administrative Expenses. General and administrative expenses expressed as a percent of total revenue increased slightly to 3.1% in 2001 from 3.0% in 2000. This increase is primarily attributable to an increase in home office labor and other overhead expenses for 2001 as compared to 2000.

     Amortization of Intangibles. Amortization of intangibles increased by $1.9 million, or 6.7%, to $30.2 million for 2001 from $28.3 million in 2000. This increase was primarily attributable to the amortization of additional goodwill associated with the acquisition of 95 stores acquired in 2001. Under SFAS 142 discussed later, amortization of goodwill ceased effective January 1, 2002. Amortization expense for other intangible assets, however, is expected to be approximately $2.2 million for 2002, based on intangible assets other than goodwill as of December 31, 2001.

     Operating Profit. Operating profit decreased by $82.4 million, or 30.9%, to $184.6 million for 2001 from $267.0 million for 2000. Excluding the pre-tax effect of the class action litigation settlements of $16.0 million recorded in the third quarter of 2001 and $36.0 million recorded in the fourth quarter of 2001, as well as the class action litigation settlement refund of $22.4 million received in the second quarter of 2000, operating profit decreased by $8.0 million, or 3.3%, to $236.6 million for the year ended December 31, 2001 from $244.6 million for the year ended December 31, 2000. Operating profit as a percentage of total revenue decreased to 13.1% for the year ended December 31, 2001 before the pre-tax class action litigation settlement charges of $52.0 million, from 15.3% for the year ended December 31, 2000 before the pre-tax class action litigation settlement refund of $22.4 million. The decrease in operating profit before the effects of the class action litigation as a percentage of total revenue is primarily attributable to costs incurred with the opening of 76 new stores in 2001 and losses incurred for those stores in their initial months of operations, increases in advertising, store level labor, insurance, utility, and other operating expenses in 2001 as compared to 2000, and lower gross profit margins in the third and fourth quarter of 2001 resulting from in store promotions whereby rates and terms were reduced on certain rental agreements. These costs were partially offset by an increase in overall store revenue for 2001 and the implementation of expense management efforts in the fourth quarter of 2001.

     Net Earnings. Net earnings were $66.2 million for the year ended December 31, 2001, and $103.0 million for the year ended December 31, 2000. Before the after-tax effect of the $52.0 million class action litigation settlement charges recorded in 2001 and the $22.4 million class action litigation settlement refund received in the second quarter of 2000, net earnings increased by $6.2 million, or 6.8%, to $97.5 million for the year ended December 31, 2001, from $91.3 million for the year ended December 31, 2000. This increase, excluding the after tax effect of the class action litigation settlement adjustments, is primarily attributable to growth in total revenues and reduced interest expenses resulting from a reduction in outstanding debt from our May 2001 equity offering and December 2001 debt offering, partially offset by the increased expenses incurred in connection with the opening of 76 new stores in 2001, increases in operating expenses and lower gross profit margins in the third and fourth quarters of 2001.

     Preferred Dividends. Dividends on our Series A preferred stock are payable quarterly at an annual rate of 3.75%. We account for shares of preferred stock distributed as dividends in-kind at the greater of the stated value or the value of the common stock obtainable upon conversion on the payment date. Preferred dividends increased by $5.0 million, or 47.9%, to $15.4 million for the year ended December 31, 2001 as compared to $10.4 million for the year ended December 31, 2000. This increase is a result of more shares of Series A preferred stock outstanding in 2001 as compared to 2000.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Store Revenue. Total store revenue increased by $182.3 million, or 13.4%, to $1,543.9 million for 2000 from $1,361.6 million for 1999. The increase in total store revenue is directly attributable to the success of our efforts on improving store operations through:

      -- increasing the average price per agreement on rent by upgrading our rental merchandise, primarily at newly acquired stores;

      --   increasing the number of agreements on rent;

      --   increasing the customer base; and

      --   incremental revenues through acquisitions.

     Same store revenues increased by $161.2 million, or 12.6%, to $1,444.1 million for 2000 from $1,282.9 million in 1999. Same store revenues represent those revenues earned in stores that were operated by us for the entire years ending December 31, 2000 and 1999. This improvement was primarily attributable to an increase in the number of customers served, the number of agreements on rent, as well as revenue earned per agreement on rent.

     Franchise Revenue. Total franchise revenue increased by $2.2 million, or 3.9%, to $57.8 million for 2000 from $55.6 million in 1999. This increase was primarily attributable to an increase in the sale of rental merchandise to franchisees resulting from growth in the franchise store operations.

     Depreciation of Rental Merchandise. Depreciation of rental merchandise increased by $33.8 million, or 12.7%, to $299.3 million for 2000 from $265.5 million for 1999. Depreciation of rental merchandise expressed as a percentage of store rentals and fees revenue decreased from 20.9% in 1999 to 20.5% in 2000. This decrease is primarily attributable to the successful implementation of our pricing strategies and inventory management practices in newly acquired stores.

     Cost of Merchandise Sold. Cost of merchandise sold decreased by $8.7 million, or 11.7%, to $65.3 million for 2000 from $74.0 million in 1999. This decrease was a direct result of fewer cash sales of product in 2000 as compared to 1999. During 1999, we focused our efforts on increasing the amount of merchandise sales to reduce certain items acquired in the Thorn Americas and Central Rents acquisitions that were not components of our normal merchandise strategy.

     Salaries and Other Expenses. Salaries and other expenses expressed as a percentage of total store revenue decreased to 56.1% for 2000 from 56.6% for 1999. This decrease is a result of the leveraging of our fixed and semi-fixed costs such as labor, advertising and occupancy over a larger revenue base. Expenses included in the salaries and other category are items such as labor, delivery, service, utility, advertising, and occupancy costs.

     Franchise Cost of Merchandise Sold. Franchise cost of merchandise sold increased by $1.8 million, or 3.8%, to $49.7 million for 2000 from $47.9 in 1999. This increase is a direct result of an increase in merchandise sold to franchisees in 2000 as compared to 1999.

     General and Administrative Expenses. General and administrative expenses expressed as a percent of total revenue remained level at 3.0% in 2000 from 3.0% in 1999. In the future, we expect general and administrative expenses to remain relatively stable at 3.0% of total revenue.

     Amortization of Intangibles. Amortization of intangibles increased by $1.2 million, or 4.4%, to $28.3 million for 2000 from $27.1 million in 1999. This increase was primarily attributable to the additional goodwill amortization associated with the acquisition of 74 stores acquired in 2000.

     Operating Profit. Operating profit increased by $77.0 million, or 40.5%, to $267.0 million for 2000 from $190.0 million for 1999. In the second quarter of 2000, we received a pre-tax class action litigation settlement refund of $22.4 million associated with the settlement of three class action lawsuits in the state of New Jersey. Operating profit stated before the effects of this settlement refund increased by $54.6 million, or 28.7%. Operating profit as a percentage of total revenue increased to 15.3% in 2000 from 13.4% in 1999, calculated before the effects of the non-recurring settlement refund. This increase is attributable to our efforts in improving the efficiency and profitability of our stores.

     Net Earnings. Net earnings increased by $43.7 million, or 73.6%, to $103.0 million in 2000 from $59.3 million in 1999. Excluding the effects of the settlement refund discussed above, net earnings increased by $31.8 million, or 53.6%.

     Preferred Dividends. Dividends on our Series A preferred stock are payable quarterly at an annual rate of 3.75%. Dividends can be paid at our option in cash or in additional shares of Series A preferred stock. Preferred dividends increased by $381,000, or 3.8%, to $10.4 million for 2000 as compared to $10.0 million in 1999. This increase is a result of more shares of Series A preferred stock outstanding in 2000 as compared to 1999.

QUARTERLY RESULTS

     The following table contains certain unaudited historical financial information for the quarters indicated.

                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                  -----------   -----------   -----------   -----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR-ENDED DECEMBER 31, 2002
  Revenues......................   $498,610
  Operating profit..............     88,296
  Net earnings..................     43,563
  Basic earnings per common
     share......................   $   1.57
  Diluted earnings per common
     share......................   $   1.20
YEAR-ENDED DECEMBER 31, 2001(1)
  Revenues......................   $439,702      $442,759      $447,074      $478,993
  Operating profit..............     62,485        66,640        32,372        23,089
  Net earnings..................     24,998        27,545         9,974         3,700
  Basic earnings per common
     share......................   $    .83      $    .88      $    .27      $    .01
  Diluted earnings per common
     share......................   $    .69      $    .74      $    .26      $    .10
YEAR-ENDED DECEMBER 31, 2000(2)
  Revenues......................   $392,526      $392,245      $404,968      $411,875
  Operating profit..............     58,552        84,184        63,720        60,557
  Net earnings..................     20,889        34,621        23,901        23,616
  Basic earnings per common
     share......................   $    .75      $   1.32      $    .87      $    .85
  Diluted earnings per common
     share......................   $    .61      $   1.00      $    .68      $    .67

                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                  -----------   -----------   -----------   -----------
                                              (AS A PERCENTAGE OF REVENUES)
YEAR-ENDED DECEMBER 31, 2002
  Revenues......................     100.0%
  Operating profit..............      17.7
  Net earnings..................       8.7
YEAR-ENDED DECEMBER 31, 2001(1)
  Revenues......................     100.0%        100.0%        100.0%        100.0%
  Operating profit..............      14.2          15.1           7.2           4.8
  Net earnings..................       5.7           6.2           2.2           0.8
YEAR-ENDED DECEMBER 31, 2000(2)
  Revenues......................     100.0%        100.0%        100.0%        100.0%
  Operating profit..............      14.9          21.4          15.7          14.7
  Net earnings..................       5.3           8.8           5.9           5.7

------------

(1) Includes the effects of a pre-tax legal settlement of $16.0 million in the third quarter and $36.0 million in the fourth quarter of 2001 associated with the settlement of gender discrimination lawsuits pending in the states of Missouri, Illinois, and Tennessee.

(2) Includes the effects of a pre-tax legal reversion of $22.4 million associated with the settlement of three class action lawsuits in the state of New Jersey.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities increased by $64.3 million to $96.3 million for the three months ending March 31, 2002 from $32.0 million in 2001. This increase resulted primarily from an increase in net earnings and depreciation of rental merchandise, as well as a decrease in the amount of rental merchandise purchased during the first three months of 2002 compared to 2001.

     Cash used in investing activities decreased by $2.9 million to $11.3 million during the three month period ending March 31, 2002 from $14.2 million in 2001. This decrease is primarily attributable to the acquisition and opening of fewer new stores during the first three months of 2002 as compared to 2001 as well as a decrease in capital expenditures.

     Cash used in financing activities decreased by $1.0 million to $25.8 million during the three month period ending March 31, 2002 from $26.8 million in 2001. This decrease is a result of the difference between our purchase of $34.7 million in treasury stock in the first quarter of 2002 as compared to debt repayments of $37.9 million during the first quarter of 2001, offset by fewer proceeds from options exercised in 2002 as compared to 2001. During the second quarter of 2002, we have prepaid $37.1 million of our senior debt.

     Liquidity Requirements. Our primary liquidity requirements are for debt service, rental merchandise purchases, capital expenditures, litigation and our store expansion program. Our primary sources of liquidity have been cash provided by operations, borrowings and sales of equity securities. In the future, we may incur additional debt, or may issue debt or equity securities to finance our operating and growth strategies. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which relate to our financial condition and performance, and some of which are beyond our control, such as prevailing interest rates and general economic conditions. There can be no assurance that additional financing will be available, or if available, that it will be on terms we find acceptable.

     We believe that cash flow generated from operations, together with amounts available under our senior credit facilities, will be sufficient to fund our debt service requirements, rental merchandise purchases, capital expenditures, litigation and our store expansion intentions during 2002. At April 30, 2002, we had $154.5 million in cash. While our operating cash flow has been strong and we expect this strength to continue, our liquidity could be negatively impacted if we do not remain as profitable as we expect.

     Rental Merchandise Purchases. We purchased $137.9 million and $151.8 million of rental merchandise during the three month periods ending March 31, 2002 and 2001, respectively.

     Capital Expenditures. We make capital expenditures in order to maintain our existing operations as well as for new capital assets in new and acquired stores. We spent $8.1 million and $11.8 million on capital expenditures during the three month periods ending March 31, 2002 and 2001, respectively, and expect to spend approximately $36.9 million for the remainder of 2002.

     Acquisitions and New Store Openings. For the first three months of 2002, we spent approximately $3.5 million on acquisitions. For the entire year ending December 31, 2002, we intend to add approximately 5% to 10% to our store base by opening between 60 and 80 new store locations as well as continuing to pursue opportunistic acquisitions.

     The profitability of our stores tends to grow at a slower rate approximately five years from the time we open or acquire them. As a result, in order for us to show improvements in our profitability, it is important for us to continue to open stores in new locations or acquire underperforming stores on favorable terms. There can be no assurance that we will be able to acquire or open new stores at the rates we expect, or at all. We cannot assure you that the stores we do acquire or open will be profitable at the same levels that our current stores are, or at all.

     Borrowings. The table below shows the scheduled maturity dates of our senior debt outstanding at March 31, 2002.

YEAR ENDING DECEMBER 31,
------------------------                                      (IN THOUSANDS)
April 1 to December 31, 2002................................     $  1,849
2003........................................................        1,849
2004........................................................       26,379
2005........................................................      100,000
2006........................................................      177,078
Thereafter..................................................      120,845
                                                                 --------
                                                                 $428,000
                                                                 ========

     Since March 31, 2002, we have prepaid approximately $37.1 million of our senior debt during the second quarter, $19.0 million of which has been paid since April 30, 2002.

     Under our senior credit facilities, we are required to use 25% of the net proceeds from any equity offering to repay our term loans. As we are not selling any shares in this offering, we will not be required to make any prepayments on our term loans as a result of this offering. We intend to continue to make prepayments of debt under our senior credit facilities or repurchase some of our senior subordinated notes to the extent we have available cash that is not necessary for store openings or acquisitions. Our senior credit facilities currently limit our ability to repurchase our senior subordinated notes in excess of $54.0 million. We cannot, however, assure you that we will have excess cash available for these purposes.

     Senior Credit Facilities. The senior credit facilities are provided by a syndicate of banks and other financial institutions led by JP Morgan Chase Bank, as administrative agent. At March 31, 2002, we had a total of $428.0 million outstanding under these facilities, all of which was under our term loans. At March 31, 2002, we had $56.4 million of availability under this revolving credit facility.

     Borrowings under the senior credit facilities bear interest at varying rates equal to 1.50% to 3.0% over LIBOR, which was 1.91% at March 31, 2002. We also have a prime rate option under the facilities, but have not exercised it to date. At March 31, 2002, the average rate on outstanding senior debt borrowings was 8.69%.

     On May 3, 2002, we amended and restated our senior credit facility to provide for a new Tranche D LC Facility in an aggregate amount at closing equal to $80.0 million to support our outstanding letters of credit, which currently amount to approximately $63.5 million. Under this new LC Facility, in the event that a letter of credit is drawn upon, we have the right to either repay the LC lenders the amount withdrawn or request a loan in that amount. Interest on any requested LC loan accrues at an adjusted prime rate plus 1.75% or, at our option, at the Eurodollar base rate plus 2.75%, with the entire amount of the LC Facility due on December 31, 2007. As a result of this amendment, our letters of credit will be issued under the new LC

Facility which will increase the amount available to us under our revolving credit facility, thereby enabling us to achieve more flexibility and liquidity within our capital structure. At May 17, 2002, our revolving credit facilities provide us with revolving loans in an aggregate principal amount of $130.0 million, all of which was available.

     During 1998, we entered into interest rate protection agreements with two banks, one of which expired in 2001. Under the terms of the current interest rate protection agreements, the LIBOR rate used to calculate the interest rate charged on $250.0 million of the outstanding senior term debt has been fixed at an average rate of 5.60%. The protection on the $250.0 million expires in 2003.

     The senior credit facilities are secured by a security interest in substantially all of our tangible and intangible assets, including intellectual property and real property. The senior credit facilities are also secured by a pledge of the capital stock of our subsidiaries.

     The senior credit facilities contain covenants that limit our ability to:

      -- incur additional debt (including subordinated debt) in excess of $25 million;

      --   repurchase our capital stock and senior subordinated notes;

      --   incur liens or other encumbrances;

      -- merge, consolidate or sell substantially all our property or business;

      --   sell assets, other than inventory;

      -- make investments or acquisitions unless we meet financial tests and other requirements;

      --   make capital expenditures; or

      --   enter into a new line of business.

     The senior credit facilities require us to comply with several financial covenants, including a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. At March 31, 2002, the maximum leverage ratio was 3.75:1, the minimum interest coverage ratio was 3.00:1, and the minimum fixed charge coverage ratio was 1.30:1. On that date, our actual ratios were 2.12:1, 5.53:1 and 2.25:1, respectively.

     Events of default under the senior credit facilities include customary events, such as a cross-acceleration provision in the event that we default on other debt. In addition, an event of default under the senior credit facilities would occur if we undergo a change of control. This is defined to include the case where Apollo ceases to own at least 4,474,673 shares of our common stock on an as converted basis, or a third party becomes the beneficial owner of 33.33% or more of our voting stock at a time when certain permitted investors own less than the third party or Apollo entities own less than 35% of the voting stock owned by the permitted investors. As of March 31, 2002 and after giving effect to this offering, Apollo and its affiliates will continue to own 6,890,874 shares of our common stock on an as converted basis. We do not have the ability to prevent Apollo from selling its stock, and therefore would be subject to an event of default if Apollo did so and its sales were not agreed to by the lenders under the senior credit facilities. This could result in the acceleration of the maturity of our debt under the senior credit facilities, as well as under the subordinated notes through their cross-acceleration provision.

     Senior Subordinated Notes. In August 1998, we issued $175.0 million of senior subordinated notes, maturing on August 15, 2008, under an indenture dated as of August 18, 1998 among us, our subsidiary guarantors and the trustee, which is now The Bank of New York, as successor to IBJ Schroder Bank & Trust Company. In December 2001, we issued an additional $100.0 million of 11% senior subordinated notes, maturing on August 15, 2008, under a separate indenture dated as of December 19, 2001 among us, our subsidiary guarantors and The Bank of New York, as trustee. On May 2, 2002, we closed an exchange offer for, among other things, all of the notes issued by us under the 1998 indenture, such that all of our senior subordinated notes are now governed by the terms of the 2001 indenture.

     The 2001 indenture contains covenants that limit our ability to:

      --   incur additional debt;

      --   sell assets or our subsidiaries;

      --   grant liens to third parties;

      --   pay dividends or repurchase stock; and

      --   engage in a merger or sell substantially all of our assets.

     Events of default under the 2001 indenture include customary events, such as a cross-acceleration provision in the event that we default in the payment of other debt due at maturity or upon acceleration for default in an amount exceeding $25 million.

     We may redeem the notes after August 15, 2003, at our option, in whole or in part, at a premium declining from 105.5%.

     The subordinated notes also require that upon the occurrence of a change of control (as defined in the 2001 indenture), the holders of the notes have the right to require us to repurchase the notes at a price equal to 101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. If we did not comply with this repurchase obligation, this would trigger an event of default under our senior credit facilities.

     Store Leases. We lease space for all of our stores as well as our corporate and regional offices under operating leases expiring at various times through 2010.

     ColorTyme Guarantee. ColorTyme is a party to an agreement with Textron Financial Corporation, who provides financing to qualifying franchisees of ColorTyme. Under this agreement, in the event of default by the franchisee under agreements governing this financing and upon the occurrence of certain events, Textron may assign the loans and the collateral securing such loans to ColorTyme, with ColorTyme then succeeding to the rights of Textron under the debt agreements, including the rights to foreclose on the collateral. We guarantee the obligations of ColorTyme under this agreement up to a maximum amount of $50.0 million, of which $37.7 million was outstanding as of March 31, 2002.

     Litigation. In 1998, we recorded an accrual of approximately $125.0 million for estimated probable losses on litigation assumed in connection with the Thorn Americas acquisition. As of March 31, 2002, we have paid approximately $123.7 million of this accrual in settlement of most of these matters and legal fees. These settlements were funded primarily from amounts available under our senior credit facilities, including the revolving credit facility and the multidraw facility, as well as from cash flow from operations.

     On November 1, 2001, we announced that we reached an agreement in principle for the settlement of the Margaret Bunch, et al. v. Rent-A-Center, Inc. matter pending in federal court in Kansas City, Missouri, which is subject to court approval. Under the terms of the proposed settlement, while not admitting liability, we would pay an aggregate of $12.25 million to the agreed upon class, plus plaintiff's attorneys' fees as determined by the court and costs to administer the settlement process. Accordingly, to account for the aforementioned costs, as well as our own attorneys' fees, we recorded a non-recurring charge of $16.0 million in the third quarter of 2001.

     In early March 2002, we reached an agreement in principle with the plaintiffs attorneys in the Wilfong matter pending in St. Louis, Missouri and the EEOC to resolve the Wilfong suit and an EEOC action in Tennessee. Under the terms of the proposed settlement, while not admitting any liability, we would pay an aggregate of $47.0 million to female employees and certain female applicants who were employed by or applied for employment with us for a period commencing no later than April 19, 1998 through the future date of the notice to the applicable class, plus up to $375,000 in settlement administrative costs. The class members in Wilfong include all of the Bunch class members. The $47.0 million payment includes the $12.25 million payment discussed in connection with the Bunch settlement and attorney fees for class counsel in Wilfong.

Members of the class who do not wish to participate in the settlement would be given the opportunity to opt out of the settlement.

     The proposed settlement contemplates the settlement would be subject to a four-year consent decree, which could be extended by the court for an additional one year upon a showing of good cause. Also, under the proposed settlement, we agreed to augment our human resources department and our internal employee complaint procedures; enhance our gender anti-discrimination training for all employees; hire a consultant mutually acceptable to the parties for two years to advise us on employment matters; provide certain reports to the EEOC during the period of the consent decree; seek qualified female representation on our board of directors; publicize our desire to recruit, hire and promote qualified women; offer to fill job vacancies within our regional markets with qualified class members who reside in those markets and express an interest in employment by us to the extent of 10% of our job vacancies in such markets over a fifteen month period; and to take certain other steps to improve opportunities for women. We initiated many of the above programs prior to entering into the proposed settlement. Under the proposed agreement, we have the right to terminate the settlement under certain circumstances, including in the event that more than 60 class members elect to opt out of the settlement.

     The proposed settlement contemplates that the Bunch case will be dismissed with prejudice once such settlement becomes final. At the parties' request, the court in the Bunch case stayed the proceedings in that case, including postponing the fairness hearing previously scheduled for March 6, 2002.

     The terms of the proposed settlement are subject to the parties entering into a definitive settlement agreement and court approval. While we believe the proposed settlement is fair, we cannot assure you that the settlement will be approved by the court in its present form.

     To account for the aforementioned costs, as well as our own attorney's fees, we recorded an additional non-recurring charge of $36.0 million in the fourth quarter of 2001 in connection with the Wilfong matter for a total non-recurring charge of $52.0 million.

     Additional settlements or judgments against us on our existing litigation could affect our liquidity. Please refer to Note J or our consolidated financial statements elsewhere in this prospectus.

     Sales of Equity Securities. On May 31, 2001, we completed an offering of 3,680,000 shares of our common stock at an offering price of $42.50 per share. In that offering, 1,150,000 shares were offered by us and 2,530,000 shares were offered by some of our stockholders. Net proceeds to us were approximately $45.6 million.

     During 1998, we issued 260,000 shares of our Series A preferred stock at $1,000 per share, resulting in aggregate proceeds of $260.0 million. Dividends on our Series A preferred stock accrue on a quarterly basis, at the rate of $37.50 per annum, per share, and are currently paid in additional shares of Series A preferred stock because of restrictive provisions in our senior credit facilities. Beginning in 2003, we will be required to pay the dividends in cash and may do so under our senior credit facilities so long as we are not in default.

     The Series A preferred stock is not redeemable until August 2002, after which time we may, at our option, redeem the shares at 105% of the $1,000 per share liquidation preference plus accrued and unpaid dividends.

     Contractual Cash Commitments. The table below summarizes debt, lease and other minimum cash obligations outstanding as of March 31, 2002:

                                                       PAYMENTS DUE BY YEAR
                                   ------------------------------------------------------------
                                                                                 2005 AND
CONTRACTUAL CASH OBLIGATIONS(1)     TOTAL      2002      2003      2004         THEREAFTER
---------------------------------  --------   -------   -------   -------   -------------------
                                                          (IN THOUSANDS)
Senior Credit Facilities
  (including current portion)....  $428,000   $ 1,849   $ 1,849   $26,379        $397,923
11% Senior Subordinated
  Notes(2).......................   471,625    15,125    30,250    30,250         396,000
Series A Preferred Stock(3)......    47,439        --     1,212     7,912          38,315
Operating Leases.................   307,046    70,935    85,656    71,647          78,808

------------

(1) Excludes obligations under the ColorTyme guarantee, the change in control and acceleration provisions under the senior credit facilities, and the optional redemption, change in control and acceleration provisions under the indenture governing our subordinated notes.

(2) Includes interest payments of $15.13 million on each of February 15 and August 15 of each year.

(3) Represents cash dividends required to be paid on the Series A preferred stock from August 5, 2003 through August 5, 2009 and gives effect to the conversion of 96,874 shares of Series A preferred stock in this offering, but excludes the obligations related to change in control and redemption, and assumes that the internal rate of return threshold allowing us to cease paying dividends on the Series A preferred stock is not met.

     Talley Repurchase. In connection with the retirement of our former Chief Executive Officer Mr. J. Ernest Talley, we entered into an agreement to repurchase $25.0 million worth of shares of our common stock held by Mr. Talley at a purchase price equal to the average closing price of our common stock over the 10 trading days beginning October 9, 2001, subject to a maximum of $27.00 per share and a minimum of $20.00 per share. Under this formula, the purchase price for the repurchase was calculated at $20.258 per share. Accordingly, on October 23, 2001 we repurchased 493,632 shares of our common stock from Mr. Talley at $20.258 per share for a total purchase price of $10.0 million, and on November 30, 2001, we repurchased an additional 740,448 shares of our common stock from Mr. Talley at $20.258 per share, for a total purchase price of an additional $15.0 million. On January 25, 2002, we exercised the option to repurchase all of the remaining 1,714,086 shares of common stock held by Mr. Talley at $20.258 per share. We repurchased those remaining shares on January 30, 2002.

     Our senior credit facilities contain covenants that generally limit our ability to repurchase our capital stock. In addition, the indenture governing our subordinated notes contain covenants limiting our ability to repurchase our capital stock. Under these agreements, we had the ability to effect the repurchases of our common stock from Mr. Talley. However, as a result of those repurchases, our ability to make further repurchases of our common stock, including pursuant to our common stock repurchase program, is limited.

     Common Stock Repurchase Program. In April 2000, we announced that our board of directors had authorized a program to repurchase in the open market up to an aggregate of $25 million of our common stock. To date, no shares of common stock have been purchased by us under this share repurchase program. We have suspended this share repurchase program pending the consummation of this offering. However, we may begin repurchasing shares of our common stock at any time, subject to the limitations in our senior credit facilities and the indenture governing our senior subordinated notes.

     Economic Conditions. Although our performance has not suffered in previous economic downturns, we cannot assure you that demand for our products, particularly in higher price ranges, will not significantly decrease in the event of a prolonged recession.

     Seasonality. Our revenue mix is moderately seasonal, with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter during a fiscal year, primarily related to federal income tax refunds. Generally, our customers will more frequently exercise their early purchase option on their existing rental purchase agreements or purchase pre-leased merchandise off the showroom floor during the first quarter of each fiscal year. We expect this trend to continue in future periods. Furthermore, we tend to experience slower growth in the number of rental purchase agreements on rent in the third quarter of each fiscal year when compared to other quarters throughout the year. As a result, we would expect revenues for the third quarter of each fiscal year to remain relatively flat with the prior quarter. We expect this trend to continue in future periods unless we add significantly to our store base during the third quarter of future fiscal years as a result of new store openings or opportunistic acquisitions.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

     SFAS 142. In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Intangible Assets which revised the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives acquired after June 30, 2001 were not amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives are no longer subject to amortization. SFAS 142 requires an impairment test be conducted annually and a transitional impairment test be conducted by June 30, 2002. We completed our transitional impairment test during our first quarter ended March 31, 2002 and no impairment existed. As a result of implementation of SFAS 142, no goodwill amortization is recorded for the three months ended March 31, 2002. On a comparative basis for the quarter ended March 31, 2001, net income would have been $6.2 million higher if goodwill had not been amortized.

     SFAS 143. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company does not believe that the implementation of this standard will have a material effect on its financial position, results of operations, or cash flows.

                                    BUSINESS

OVERVIEW

     We are the largest operator in the United States rent-to-own industry with an approximate 29% market share based on store count. At March 31, 2002, we operated 2,284 company-owned stores in 50 states, the District of Columbia and Puerto Rico. Our subsidiary, ColorTyme, is a national franchisor of rent-to-own stores. At March 31, 2002, ColorTyme had 338 franchised stores in 42 states, 326 of which operated under the ColorTyme name and 12 stores of which operated under the Rent-A-Center name. These franchise stores represent a further 4% market share based on store count.

     Our stores offer high quality, durable products such as home electronics, appliances, computers, and furniture and accessories under flexible rental purchase agreements that typically allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need, or who simply desire to rent rather than purchase the merchandise. We estimate that approximately 62% of our business is from repeat customers. We offer well known brands such as Philips, Sony, JVC, Toshiba and Mitsubishi home electronics, Whirlpool appliances, Dell, Compaq and Hewlett Packard computers and Ashley, England and Benchcraft furniture. For the year ended December 31, 2001, home electronics merchandise generated 41% of our store rental revenue, 32% was derived from furniture and home furnishing accessories, 17% from appliances and 10% from computers.

INDUSTRY BACKGROUND

     According to industry sources and our estimates, the rent-to-own industry consists of approximately 8,000 stores, and provides approximately 7.0 million products to over 3.0 million households each year. We estimate the six largest rent-to-own industry participants account for 4,700 of the total number of stores, and the majority of the remainder of the industry consists of operations with fewer than 20 stores. The rent-to-own industry is highly fragmented and, due primarily to the decreased availability of traditional financing sources, has experienced, and we believe will continue to experience, increasing consolidation. We believe this consolidation trend in the industry presents opportunities for us to continue to acquire additional stores on favorable terms.

     The rent-to-own industry serves a highly diverse customer base. According to the Association of Progressive Rental Organizations, 92% of rent-to-own customers have incomes between $15,000 and $50,000 per year. Many of the customers served by the industry do not have access to conventional forms of credit and are typically cash constrained. For these customers, the rent-to-own industry provides access to brand name products that they would not normally be able to obtain. The Association of Progressive Rental Organizations also estimates that 93% of customers have high school diplomas. According to a Federal Trade Commission study, 75% of rent-to-own customers were satisfied with their experience with rent-to-own transactions. The study noted that customers gave a wide variety of reasons for their satisfaction, "including the ability to obtain merchandise they otherwise could not, the low payments, the lack of a credit check, the convenience and flexibility of the transaction, the quality of the merchandise, the quality of the maintenance, delivery, and other services, the friendliness and flexibility of the store employees, and the lack of any problems or hassles."

STRATEGY

     We are currently focusing our strategic efforts on:

      --   enhancing the operations and profitability in our store locations;

      --   opening new stores and acquiring existing rent-to-own stores; and

      --   building our national brand.

     Enhancing Store Operations. We continually seek to improve store performance through strategies intended to produce gains in operating efficiency and profitability. For example, we have implemented programs to refocus our operational personnel to prioritize store profit growth, including the effective pricing of rental merchandise and the management of store level operating expenses. Similarly, we have instituted a transitional duty program to maintain store level productivity as well as to minimize costs related to the workers compensation component of our insurance programs.

     We believe we will achieve further gains in revenues and operating margins in both existing and newly acquired stores by continuing to:

      --   use focused advertising to increase store traffic;

      -- expand the offering of upscale, higher margin products, such as Philips, Sony, JVC, Toshiba and Mitsubishi electronics, Ashley, England and Benchcraft furniture, Dell, Compaq and Hewlett Packard computers and Whirlpool appliances, to increase the number of product rentals;

      --   employ strict store-level cost control;

      -- closely monitor each store's performance through the use of our management information system to ensure each store's adherence to established operating guidelines; and

      --   use a revenue and profit based incentive pay plan.

     Opening New Stores and Acquiring Existing Rent-To-Own Stores. We intend to expand our business both by opening new stores in targeted markets and by acquiring existing rent-to-own stores. We will focus new market penetration in adjacent areas or regions that we believe are underserved by the rent-to-own industry, which we believe represents a significant opportunity for us. In addition, we intend to pursue our acquisition strategy of targeting under-performing and under-capitalized chains of rent-to-own stores. We have gained significant experience in the acquisition and integration of other rent-to-own operators and believe the fragmented nature of the rent-to-own industry will result in ongoing consolidation opportunities. Acquired stores benefit from our administrative network, improved product mix, sophisticated management information system and purchasing power. In addition, we have access to an expanding number of our franchise locations, which we have the right of first refusal to purchase.

     Since March 1993, our company-owned store base has grown from 27 to 2,284 at March 31, 2002, primarily through acquisitions. During this period, we acquired over 2,000 company-owned stores and over 350 franchised stores in more than 70 separate transactions, including six transactions where we acquired in excess of 70 stores. In May 1998, we acquired substantially all of the assets of Central Rents, which operated 176 stores, for approximately $100 million in cash. In August 1998, we acquired Thorn Americas for approximately $900 million in cash, including the repayment of certain debt of Thorn Americas. Prior to this acquisition, Thorn Americas was our largest competitor, operating 1,409 company-owned stores and franchising 65 stores in 49 states and the District of Columbia.

     In the second half of 2000, having successfully integrated the Thorn Americas and Central Rents acquisitions, we resumed our strategy of increasing our store base. For the year ended December 31, 2001, we opened 76 new stores, acquired 95 stores, purchased accounts from 90 competitors' locations and closed 48 existing stores. Of the 48 stores closed, 42 were merged with existing stores and six were sold. The 95 acquired stores and acquired accounts were the result of 52 separate transactions for an aggregate purchase price of approximately $49.8 million in cash. During the first quarter of 2002, we acquired three stores and accounts from 19 locations for approximately $3.5 million in cash in 16 separate transactions and opened an additional six new stores. We also closed six stores, merging three with existing stores and selling three stores, resulting in a total store count of 2,284 at March 31, 2002.

     We continue to believe there are attractive opportunities to expand our presence in the rent-to-own industry. We intend to increase the number of stores in which we operate by an average of approximately 5% to 10% per year over the next several years. We plan to accomplish our future growth through both selective and opportunistic acquisitions and new store development.

     Building Our National Brand. We have implemented a strategy to increase our name recognition and enhance our national brand. As a part of a branding strategy, in April 2000 we launched a national advertising campaign featuring John Madden as our advertising spokesperson. Mr. Madden appears in our advertising media used in the campaign, including television and radio commercials, print, direct response and in-store signage. We believe Mr. Madden possesses a unique balance of multi-cultural appeal, a strong image identification among both men and women, and a personality that people of all ages enjoy. We believe that as the Rent-A-Center name gains in familiarity and national recognition through our advertising efforts, we will continue to educate the consumer about the rent-to-own alternative to merchandise purchases as well as solidify our reputation as a leading provider of high quality branded merchandise.

OUR STORES

     At March 31, 2002, we operated 2,284 stores in 50 states, Puerto Rico and the District of Columbia. In addition, our subsidiary ColorTyme franchised 338 stores in 42 states. This information is illustrated by the following table:

                              NUMBER OF STORES
                            --------------------
                            COMPANY
LOCATION                     OWNED    FRANCHISED
--------                    -------   ----------
Alabama...................      44        --
Alaska....................       3        --
Arizona...................      51         7
Arkansas..................      22         3
California................     143         8
Colorado..................      29         3
Connecticut...............      19         6
Delaware..................      15         1
District of Columbia......       4        --
Florida...................     133        11
Georgia...................      92        13
Hawaii....................      11         2
Idaho.....................       6         4
Illinois..................     116         5
Indiana...................      91        17
Iowa......................      19        --
Kansas....................      27        18
Kentucky..................      39         6
Louisiana.................      34         6
Maine.....................      18         9
Maryland..................      50         6
Massachusetts.............      48         8
Michigan..................      93        16
Minnesota.................       4        --
Mississippi...............      17         4
Missouri..................      53         8
Montana...................       1         4

                              NUMBER OF STORES
                            --------------------
                            COMPANY
LOCATION                     OWNED    FRANCHISED
--------                    -------   ----------
Nebraska..................       4        --
Nevada....................      16         5
New Hampshire.............      14         2
New Jersey................      40         8
New Mexico................      11         9
New York..................     124        14
North Carolina............      88        15
North Dakota..............       1        --
Ohio......................     156         5
Oklahoma..................      36        13
Oregon....................      19         8
Pennsylvania..............      84         6
Puerto Rico...............      21        --
Rhode Island..............      12         1
South Carolina............      33         5
South Dakota..............       2        --
Tennessee.................      77         5
Texas.....................     225        57
Utah......................      14         2
Vermont...................       7        --
Virginia..................      41         7
Washington................      37         8
West Virginia.............      12         2
Wisconsin.................      26         1
Wyoming...................       2        --
                             -----       ---
  Total...................   2,284       338
                             =====       ===

     Our stores average approximately 4,300 square feet and are located primarily in strip malls. Because we receive merchandise shipments directly from vendors, we are able to dedicate approximately 80% of the store space to showroom floor, and also eliminate warehousing costs.

RENT-A-CENTER STORE OPERATIONS

     Product Selection. Our stores offer merchandise from four basic product categories: home electronics, appliances, computers, and furniture and accessories. Our stores typically have available at any one time approximately 100 of the 150 different items we offer. Although we seek to ensure our stores maintain sufficient inventory to offer customers a wide variety of models, styles and brands, we generally limit inventory to prescribed levels to ensure strict inventory controls. We seek to provide a wide variety of high quality merchandise to our customers, and we emphasize high-end products from brand-name manufacturers. For the year ended December 31, 2001, home electronic products accounted for approximately 41% of our store rental revenue, furniture and accessories for 32%, appliances for 17% and computers for 10%. Customers may request either new merchandise or previously rented merchandise. Previously rented merchandise is offered at the same weekly or monthly rental rate as is offered for new merchandise, but with an opportunity to obtain ownership of the merchandise after fewer rental payments.

     Home electronic products offered by our stores include televisions, DVD players, home entertainment centers, video cassette recorders and stereos from top brand manufacturers such as Philips, Sony, JVC, Toshiba and Mitsubishi. We rent major appliances manufactured by Whirlpool, including refrigerators, washing machines, dryers, microwave ovens, freezers and ranges. We offer personal computers from Dell, Compaq and Hewlett Packard. We rent a variety of furniture products, including dining room, living room and bedroom furniture featuring a number of styles, materials and colors. We offer furniture made by Ashley, England and Benchcraft and other top brand manufacturers. Accessories include pictures, plants, lamps and tables and are typically rented as part of a package of items, such as a complete room of furniture. Showroom displays enable customers to visualize how the product will look in their homes and provide a showcase for accessories.

     Rental Purchase Agreements. Our customers generally enter into weekly or monthly rental purchase agreements, which renew automatically upon receipt of each payment. We retain title to the merchandise during the term of the rental purchase agreement. Ownership of the merchandise generally transfers to the customer if the customer has continuously renewed the rental purchase agreement for a period of 12 to 36 months, depending upon the product type, or exercises a specified early purchase option. Although we do not conduct a formal credit investigation of each customer, a potential customer must provide store management with sufficient personal information to allow us to verify their residence and sources of income. References listed by the customer are contacted to verify the information contained in the customer's rental purchase order form. Rental payments are generally made in cash, by money order or debit card. Approximately 85% of our customers pay in the store on a weekly basis. Depending on state regulatory requirements, we charge for the reinstatement of terminated accounts or collect a delinquent account fee, and collect loss/damage waiver fees from customers desiring product protection in case of theft or certain natural disasters. These fees are standard in the industry and may be subject to government-specified limits. Please read the section entitled "--Government Regulation."

     Product Turnover. A minimum rental term of 18 months is generally required to obtain ownership of new merchandise. We believe that only approximately 25% of our initial rental purchase agreements are taken to the full term of the agreement, although the average total life for each product is approximately 22 months, which includes the initial rental period, all re-rental periods and idle time in our system. Turnover varies significantly based on the type of merchandise rented, with certain consumer electronics products, such as camcorders and video cassette recorders, generally rented for shorter periods, while appliances and furniture are generally rented for longer periods. To cover the relatively high operating expenses generated by greater product turnover, rental purchase agreements require higher aggregate payments than are generally charged under other types of purchase plans, such as installment purchase or credit plans.

     Customer Service. We offer same day or 24-hour delivery and installation of our merchandise at no additional cost to the customer. We provide any required service or repair without additional charge, except for damage in excess of normal wear and tear. Repair services are provided through our national network of 22 service centers, the cost of which may be reimbursed by the vendor if the item is still under factory warranty. If the product cannot be repaired at the customer's residence, we provide a temporary replacement while the product is being repaired. The customer is fully liable for damage, loss or destruction of the merchandise, unless the customer purchases an optional loss/damage waiver. Most of the products we offer are covered by a manufacturer's warranty for varying periods, which, subject to the terms of the warranty, is transferred to the customer in the event that the customer obtains ownership.

     Collections. Store managers use our computerized management information system to track collections on a daily basis. If a customer fails to make a rental payment when due, store personnel will attempt to contact the customer to obtain payment and reinstate the agreement, or will terminate the account and arrange to regain possession of the merchandise. We attempt to recover the rental items as soon as possible following termination or default of a rental purchase agreement, generally by the seventh to tenth day. Collection efforts are enhanced by the numerous personal and job-related references required of first-time customers, the personal nature of the relationships between the stores' employees and customers and the fact that, following a period in which a customer is temporarily unable to make payments on a piece of rental merchandise, that customer generally may re-rent a piece of merchandise of similar type and age on the terms the customer enjoyed prior to that period. Charge-offs due to lost or stolen merchandise, expressed as a percentage of store revenues, were approximately 2.5% for the first three months of 2002, fiscal 2001 and fiscal 2000.

MANAGEMENT

     We organize our network of stores geographically with multiple levels of management. At the individual store level, each store manager is responsible for customer and credit relations, delivery and collection of merchandise, inventory management, staffing, training store personnel and certain marketing efforts. Three times each week, the store manager is required to audit the idle inventory on hand and compare the audit to our computer report, with the market manager performing a similar audit at least once a month. In addition, our individual store managers track their daily store performance for revenue collected as compared to the projected performance of their store. Each store manager reports to a market manager within close proximity who typically oversees six to eight stores. Typically, a market manager focuses on developing the personnel in his or her market and on ensuring that all stores meet our quality, cleanliness and service standards. In addition, a market manager routinely audits numerous areas of the stores operations, including gross profit per rental agreement, petty cash, and customer order forms. A significant portion of a market manager's and store manager's compensation is dependent upon store revenues and profits, which are monitored by our management reporting system and our tight control over inventory afforded by our direct shipment practice.

     At March 31, 2002, we had 323 market managers who, in turn, reported to 55 regional directors. Regional directors monitor the results of their entire region, with an emphasis on developing and supervising the market managers in their region. Similar to the market managers, regional directors are responsible for ensuring that store managers are following the operational guidelines, particularly those involving store presentation, collections, inventory levels, and order verification. The regional directors report to nine senior vice presidents at our headquarters. The regional directors receive a significant amount of their compensation based on the profits the stores under their management generate.

     Our executive management team at the home office directs and coordinates purchasing, financial planning and controls, employee training, personnel matters and new store site selection. Our executive management team also evaluates the performance of each region, market and store, including the use of on-site reviews. All members of our executive management team receive a significant amount of their total compensation based on the profits generated by the entire company. As a result, our business strategy emphasizes strict cost containment.

MANAGEMENT INFORMATION SYSTEMS

     Through a licensing agreement with High Touch, Inc., we utilize an integrated computerized management information and control system. Each store is equipped with a computer system utilizing point of sale software developed by High Touch. This system tracks individual components of revenue, each item in idle and rented inventory, total items on rent, delinquent accounts and other account information. We electronically gather each day's activity report, which provides our executive management with access to all operating and financial information about any of our stores, markets or regions and generates management reports on a daily, weekly, month-to-date and year-to-date basis for each store and for every rental purchase transaction. The system enables us to track each of our approximately 2.3 million units of merchandise and each of our approximately 1.4 million rental purchase agreements, which often include more than one item of merchandise. In addition, the system performs a daily sweep of available funds from our stores' depository accounts into our central operating account based on the balances reported by each store. Our system also includes extensive management software and report-generating capabilities. The reports for all stores are reviewed on a daily basis by executive management and unusual items are typically addressed the following business day. Utilizing the management information system, our executive management, regional directors, market managers and store managers closely monitor the productivity of stores under their supervision according to our prescribed guidelines.

     The integration of the management information system developed by High Touch with our accounting system, developed by Lawson Software, Inc., facilitates the production of our financial statements. These financial statements are distributed monthly to all stores, markets, regions and our executive management team for their review.

PURCHASING AND DISTRIBUTION

     Our executive management determines the general product mix in our stores based on analyses of customer rental patterns and the introduction of new products on a test basis. Individual store managers are responsible for determining the particular product selection for their store from the list of products approved by executive management. Store and market managers make specific purchasing decisions for the stores, subject to review by executive management. All merchandise is shipped by vendors directly to each store, where it is held for rental. We do not maintain any warehouse space. These practices allow us to retain tight control over our inventory and, along with our selection of products for which consistent historical demand has been shown, reduces the number of obsolete items in our stores.

     We purchase the majority of our merchandise from manufacturers, who ship directly to each store. Our largest suppliers include Ashley, Whirlpool and Philips, who accounted for approximately 16.4%, 14.3%, and 9.2%, respectively, of merchandise purchased during the first three months of 2002 and 15.2%, 13.4%, and 11.5%, respectively, of merchandise purchased in 2001. No other supplier accounted for more than 10.0% of merchandise purchased during this period. We do not generally enter into written contracts with our suppliers. Although we expect to continue relationships with our existing suppliers, we believe that there are numerous sources of products available, and we do not believe that the success of our operations is dependent on any one or more of our present suppliers.

MARKETING

     We promote the products and services in our stores through direct mail advertising, radio, television and secondary print media advertisements. Our advertisements emphasize such features as product and brand-name selection, prompt delivery and the absence of initial deposits, credit investigations or long-term obligations. Advertising expense as a percentage of store revenue for the first three months of 2002 was approximately 3.2%, and for each of the years ended December 31, 2001 and 2000, was approximately 4.0%. As we obtain new stores in our existing market areas, the advertising expenses of each store in the market can be reduced by listing all stores in the same market-wide advertisement.

     Mr. John Madden serves as our national advertising spokesman for the advertising campaign we launched in April 2000. Mr. Madden appears in our advertising media used in the campaign, including television and radio commercials, print, direct response and in-store signage. We believe his involvement in this campaign assists us in capturing new customers and establishes a stronger national identity for Rent-A-Center. Mr. Madden's agreement with us expires on March 31, 2003.

COMPETITION

     The rent-to-own industry is highly competitive. According to industry sources and our estimates, the six largest industry participants account for approximately 4,700 of the 8,000 rent-to-own stores in the United States. We are the largest operator in the rent-to-own industry with 2,284 stores and 338 franchised locations as of March 31, 2002. Our stores compete with other national and regional rent-to-own businesses, as well as with rental stores that do not offer their customers a purchase option. With respect to customers desiring to purchase merchandise for cash or on credit, we also compete with department stores, credit card companies and discount stores. Competition is based primarily on store location, product selection and availability, customer service and rental rates and terms.

COLORTYME OPERATIONS

     ColorTyme is our nationwide franchisor of rent-to-own stores. At March 31, 2002, ColorTyme franchised 338 rent-to-own stores in 42 states. These rent-to-own stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories. For the first three months of 2002, three new franchise locations were added, five were sold, all of which we purchased and two were closed. During 2001, 31 new locations were added, 48 were sold, including 45 that we purchased, and five were closed. During that same period, the number of new franchisees operating stores under the ColorTyme name increased by six.

     All but 12 of the ColorTyme franchised stores use ColorTyme's tradenames, service marks, trademarks, logos, emblems and indicia of origin. These 12 stores are franchises acquired in the Thorn Americas acquisition and continue to use the Rent-A-Center name. All stores operate under distinctive operating procedures and standards. ColorTyme's primary source of revenue is the sale of rental merchandise to its franchisees who, in turn, offer the merchandise to the general public for rent or purchase under a rent-to-own program. As franchisor, ColorTyme receives royalties of 2.0% to 4.0% of the franchisees' monthly gross revenue and, generally, an initial fee of between $7,500 per location for existing franchisees and up to $25,000 per location for new franchisees.

     The ColorTyme franchise agreement generally requires the franchised stores to utilize specific computer hardware and software for the purpose of recording rentals, sales and other record keeping and central functions. ColorTyme retains the right to upload and download data, troubleshoot, and retrieve data and information from the franchised stores' computer systems.

     The franchise agreement also requires the franchised stores to exclusively offer for rent or sale only those brands, types, and models of products that ColorTyme has approved. The franchised stores are required to maintain an adequate mix of inventory that consists of approved products for rent as dictated by ColorTyme policy manuals, and must maintain on display such products as specified by ColorTyme. ColorTyme negotiates purchase arrangements with various suppliers it has approved. ColorTyme's largest supplier is Whirlpool, which accounted for approximately 14.9% of merchandise purchased by ColorTyme during the first three months of 2002 and 12.8% of merchandise purchased by ColorTyme in 2001.

     ColorTyme is a party to an agreement with Textron Financial Corporation, who provides financing to qualifying franchisees of ColorTyme. Under this agreement, in the event of default by the franchisee under agreements governing this financing and upon the occurrence of certain events, Textron may assign the loans and collateral securing such loans to ColorTyme, with ColorTyme then succeeding to the rights of Textron under the debt agreements, including the rights to foreclose on the collateral. We guarantee the obligations of ColorTyme under this agreement.

     ColorTyme has established a national advertising fund for the franchised stores, whereby ColorTyme has the right to collect up to 3% of the monthly gross revenue from each franchisee as contributions to the fund. Currently, ColorTyme has set the monthly franchisee contribution at $250 per store per month. ColorTyme directs the advertising programs of the fund, generally consisting of advertising in print, television and radio. The franchisees also are required to expend 3% of their monthly gross revenue on local advertising.

     ColorTyme licenses the use of its trademarks to the franchisees under the franchise agreement. ColorTyme owns the registered trademarks ColorTyme(R), ColorTyme-What's Right for You(R), and FlexTyme(R), along with certain design and service marks.

     Some of ColorTyme's franchisees may be in locations where they directly compete with our company-owned stores, which could negatively impact the business, financial condition and operating results of our company-owned store.

     The ColorTyme franchise agreement provides us a right of first refusal to purchase the franchise location of a ColorTyme franchisee wishing to exit the business.

TRADEMARKS

     We own various registered trademarks, including Rent-A-Center(R), Renters Choice(R) and Remco(R). The products held for rent also bear trademarks and service marks held by their respective manufacturers.

EMPLOYEES

     As of March 31, 2002, we had approximately 12,750 employees, of whom approximately 240 were assigned to our headquarters and the remainder of whom were directly involved in the management and operation of our stores. As of the same date, we had approximately 19 employees dedicated to ColorTyme, all of whom were employed full-time. The employees of the ColorTyme franchisees are not employed by us. None of our employees, including ColorTyme employees, are covered by a collective bargaining agreement. However, in June 2001 the employees of six of our stores in New York, New York elected to be represented by the Teamsters union. We believe relationships with our employees and ColorTyme's relationships with its employees are generally good.

PROPERTIES

     We lease space for all of our stores, as well as our corporate and regional offices, under operating leases expiring at various times through 2010. Most of these leases contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed-upon formulas. Both our headquarters and ColorTyme's headquarters are located at 5700 Tennyson Parkway, Plano, Texas, and consist of approximately 77,158 and 5,116 square feet devoted to our operations and ColorTyme's operations, respectively. Store sizes range from approximately 1,400 to 17,000 square feet, and average approximately 4,300 square feet. Approximately 80% of each store's space is generally used for showroom space and 20% for offices and storage space.

     We believe that suitable store space generally is available for lease, and we would be able to relocate any of our stores without significant difficulty should we be unable to renew a particular lease. We also expect additional space is readily available at competitive rates to open new stores. Under various federal and state laws, lessees may be liable for environmental problems at leased sites even if they did not create, contribute to, or know of the problem. We are not aware of and have not been notified of any violations of federal, state or local environmental protection or health and safety laws, but cannot guarantee that we will not incur material costs or liabilities under these laws in the future.

GOVERNMENT REGULATION

     State Regulation. Currently 47 states and Puerto Rico have legislation regulating rental purchase transactions. We believe this existing legislation is generally favorable to us, as it defines and clarifies the various disclosures, procedures and transaction structures related to the rent-to-own business with which we must comply. With some variations in individual states, most related state legislation requires the lessor to make prescribed disclosures to customers about the rental purchase agreement and transaction, and provides time periods during which customers may reinstate agreements despite having failed to make a timely payment. Some state rental purchase laws prescribe grace periods for non-payment, prohibit or limit certain types of collection or other practices, and limit certain fees that may be charged. Nine states limit the total rental payments that can be charged. These limitations, however, do not become applicable in general unless the total rental payments required under agreements exceed 2.0 times to 2.4 times of the disclosed cash price or the retail value.

     Minnesota, which has a rental purchase statute, and Wisconsin and New Jersey, which do not have rental purchase statutes, have had court decisions which treat rental purchase transactions as credit sales subject to consumer lending restrictions. In response, we have developed and utilize separate rental agreements which do not provide customers with an option to purchase rented merchandise in Minnesota. In Wisconsin, customers are provided an opportunity to purchase the rented merchandise in a separate transaction. In New Jersey, we have provided increased disclosures and longer grace periods. We operate four stores in Minnesota, 26 stores in Wisconsin and 40 stores in New Jersey. See the section entitled "--Legal Proceedings."

     North Carolina has no rental purchase legislation. However, the retail installment sales statute in North Carolina recognizes that rental purchase transactions which provide for more than a nominal purchase price at the end of the agreed rental period are not credit sales under the statute. We operate 86 stores in North Carolina.

     The District of Columbia recently passed rental purchase legislation, which became effective in April 2002. We operate four stores in the District of Columbia.

     There can be no assurance that new or revised rental purchase laws will not be enacted or, if enacted, that the laws would not have a material and adverse effect on us.

     Federal Legislation. No comprehensive federal legislation has been enacted regulating or otherwise impacting the rental purchase transaction. We do, however, comply with the Federal Trade Commission recommendations for disclosure in rental purchase transactions. From time to time, legislation has been introduced in Congress that would regulate the rental purchase transaction, including legislation that would subject the rental purchase transaction to interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act. Any adverse federal legislation, if enacted, could have a material and adverse effect on us.

LEGAL PROCEEDINGS

     From time to time, we, along with our subsidiaries, are party to various legal proceedings arising in the ordinary course of business. Except as described below, we are not currently a party to any material litigation.

     Colon v. Thorn Americas, Inc. The plaintiffs filed this class action in November 1997 in New York state court. This matter was assumed by us in connection with the Thorn Americas acquisition, and appropriate purchase accounting adjustments were made for such contingent liabilities. The plaintiffs acknowledge that rent-to-own transactions in New York are subject to the provisions of New York's Rental Purchase Statute but contend the Rental Purchase Statute does not provide Thorn Americas immunity from suit for other statutory violations. Plaintiffs allege Thorn Americas has a duty to disclose effective interest under New York consumer protection laws, and seek damages and injunctive relief for Thorn Americas' failure to do so. This suit also alleges violations relating to excessive and unconscionable pricing, late fees, harassment, undisclosed charges, and the ease of use and accuracy of its payment records. In their prayers for relief, the plaintiffs have requested the following:

      --   class certification;

      -- injunctive relief requiring Thorn Americas to (A) cease certain marketing practices, (B) price their rental purchase contracts in certain ways, and (C) disclose effective interest;

      --   unspecified compensatory and punitive damages;

      --   rescission of the class members contracts;

      -- an order placing in trust all moneys received by Thorn Americas in connection with the rental of merchandise during the class period;

      --   treble damages, attorney's fees, filing fees and costs of suit;

      --   pre- and post-judgment interest; and

      --   any further relief granted by the court.

     The plaintiffs have not alleged a specific monetary amount with respect to their request for damages.

     The proposed class originally included all New York residents who were party to Thorn Americas' rent-to-own contracts from November 26, 1991 through November 26, 1997. In her class certification briefing, Plaintiff acknowledged her claims under the General Business Law in New York are subject to a three year statute of limitations, and is now requesting a class of all persons in New York who paid for rental merchandise from us since November 26, 1994. In November 2000, following interlocutory appeal by both parties from the denial of cross-motions for summary judgement, we obtained a favorable ruling from the Appellate Division of the State of New York, dismissing Plaintiff's claims based on the alleged failure to disclose an effective interest rate. Plaintiff's other claims were not dismissed. Plaintiff moved to certify a state-wide class in December 2000. Plaintiff's class certification motion was heard by the court on November 7, 2001, at which time the court took the motion under advisement. We are vigorously defending this action and opposing class certification. Although there can be no assurance that our position will prevail, or that we will be found not to have any liability, we believe the decision by the Appellate Division regarding interest rate disclosure to be a significant and favorable development in this matter.

     Wisconsin Attorney General Proceeding. On August 4, 1999, the Wisconsin Attorney General filed suit against us and our subsidiary ColorTyme in the Circuit Court of Milwaukee County, Wisconsin, alleging that our rent-to-rent transaction, coupled with the opportunity afforded our rental customers to purchase the rented merchandise under what we believe is a separate transaction, is a disguised credit sale subject to the Wisconsin Consumer Act. Accordingly, the Attorney General alleges that we have failed to disclose credit terms, misrepresented the terms of the transaction and engaged in unconscionable practices. We currently operate 26 stores in Wisconsin.

     The Attorney General seeks injunctive relief, restoration of any losses suffered by any Wisconsin consumer harmed and civil forfeitures and penalties in amounts ranging from $50 to $10,000 per violation. If the Attorney General's theory on damages prevails, the Attorney General's claim for monetary penalties would apply to at least 18,772 transactions through March 31, 2002. On October 31, 2001, the Attorney General filed a motion for summary judgment on several counts in the complaint, including the principal claim that our rent-to-rent transaction is governed by the Wisconsin Consumer Act. Our response was filed on December 17, 2001. A pre-trial conference and hearing on the motion for summary judgment took place on January 22, 2002, at which time the court ruled in favor of the Attorney General's motion for summary judgment on the liability issues and set the case for trial on damages for February 2003.

     Since the filing of this suit, we have attempted to negotiate a mutually satisfactory resolution of these claims with the Wisconsin Attorney General's office, including the consideration of possible changes in our business practices in Wisconsin. To date, we have not been successful, but our efforts are ongoing. If we are unable to negotiate a settlement with the Attorney General, we intend to litigate the suit. We cannot assure you, however, that the outcome of this matter will not have a material adverse impact on our financial position, results of operations or cash flows.

     Gender Discrimination Actions. We are subject to three class action lawsuits claiming gender discrimination. As described below, we have settled in principle all of the claims covered by these three actions.

     In September 1999, an action was filed against us in federal court in the Western District of Tennessee by the U.S. Equal Employment Opportunity Commission, alleging that we engaged in gender discrimination with respect to four named females and other unnamed female employees and applicants within our Tennessee and Arkansas region. The allegations underlying this EEOC action involve charges of wrongful termination and denial of promotion, disparate impact and failure to hire. The group of individuals on whose behalf EEOC seeks relief is approximately seventy individuals.

     In August 2000, a putative nationwide class action was filed against us in federal court in East St. Louis, Illinois by Claudine Wilfong and eighteen other plaintiffs, alleging that we engaged in class-wide gender discrimination following our acquisition of Thorn Americas. The allegations underlying Wilfong involve charges of wrongful termination, constructive discharge, disparate treatment and disparate impact. In addition, the EEOC filed a motion to intervene on behalf of the plaintiffs, which the court granted on May 14, 2001. On December 27, 2001, the court granted the plaintiff's motion for class certification.

     In December 2000, similar suits filed by Margaret Bunch and Tracy Levings in federal court in the Western District of Missouri were amended to allege class action claims similar to those in Wilfong. In November 2001, we announced that we had reached an agreement in principle for the settlement of the Bunch matter, which is subject to court approval. Under the terms of the proposed settlement, we agreed to pay an aggregate of $12.25 million to the agreed upon class, plus plaintiffs' attorneys fees as determined by the court and costs to administer the settlement subject to an aggregate cap of $3.15 million. On November 29, 2001, the court in Bunch granted preliminary approval of the settlement and set a fairness hearing on such settlement for March 6, 2002.

     In early March 2002, we reached an agreement in principle with the plaintiffs attorneys in Wilfong and the EEOC to resolve the Wilfong suit and the Tennessee EEOC action. Under the terms of the proposed settlement, while not admitting any liability, we would pay an aggregate of $47.0 million to approximately 5,300 female employees and a yet to be determined number of female applicants who were employed by or applied for employment with us for a period commencing no later than April 19, 1998 through the future date of the notice to the applicable class, plus up to $375,000 in settlement administrative costs. The $47.0 million payment includes the $12.25 million payment discussed in connection with the Bunch settlement. Attorney fees for class counsel in Wilfong would be paid out of the $47.0 million settlement fund in an amount to be determined by the court. Members of the class who do not wish to participate in the settlement would be given the opportunity to opt out of the settlement.

     The proposed agreement contemplates the settlement would be subject to a four-year consent decree, which could be extended by the court for an additional one year upon a showing of good cause. Also, under the proposed settlement, we agreed to augment our human resources department and our internal employee complaint procedures; enhance our gender anti-discrimination training for all employees; hire a consultant mutually acceptable to the parties for two years to advise us on employment matters; provide certain reports to the EEOC during the period of the consent decree; seek qualified female representation on our board of directors; publicize our desire to recruit, hire and promote qualified women; offer to fill job vacancies within our regional markets with qualified class members who reside in those markets and express an interest in employment by us to the extent of 10% of our job vacancies in such markets over a fifteen month period; and to take certain other steps to improve opportunities for women. We initiated many of the above programs prior to entering into the proposed settlement.

     Under the proposed agreement, we have the right to terminate the settlement under certain circumstances, including in the event that more than 60 class members elect to opt out of the settlement.

     The proposed settlement contemplates that the Bunch case will be dismissed with prejudice once such settlement becomes final. At the parties' request, the court in the Bunch case stayed the proceedings in that case, including postponing the fairness hearing previously scheduled for March 6, 2002.

     The terms of the proposed settlement are subject to the parties entering into a definitive settlement agreement and court approval. While we believe the proposed settlement is fair, we cannot assure you that the settlement will be approved by the court in its present form.

     Terry Walker, et. al. v. Rent-A-Center, Inc., et. al.; Chaim Klein, et. al.
v. Rent-A-Center, Inc., et. al.; John Farrar, et. al. v. Rent-A-Center, Inc., et. al. On January 4, 2002, a putative class action was filed against us and certain of our current and former officers and directors by Terry Walker in federal court in Texarkana, Texas. The complaint alleges that the defendants violated Sections 10(b) and/or Section 20(a) of the

Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing false and misleading statements and omitting material facts regarding our financial performance and prospects for the third and fourth quarters of 2001. The complaint purports to be brought on behalf of all purchasers of our common stock from April 25, 2001 through October 8, 2001 and seeks damages in unspecified amounts. We anticipate that the similar complaints filed by Chaim Klein and John Farrar will be consolidated by the court with the Walker matter. We believe that these claims are without merit and intend to vigorously defend ourselves. However, we cannot assure you that we will be found to have no liability in this matter.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of Rent-A-Center, and their respective ages and positions as of May 17, 2002, are as follows:

NAME                                    AGE                  POSITION
----                                    ---                  --------
Mark E. Speese(1).....................  44    Chairman of the Board of Directors and
                                              Chief Executive Officer
Mitchell E. Fadel.....................  44    President, Director
Dana F. Goble.........................  36    Executive Vice President--Operations
David A. Kraemer......................  40    Executive Vice President--Operations
Robert D. Davis.......................  30    Senior Vice President--Finance, Chief
                                              Financial Officer and Treasurer
Steven M. Arendt......................  45    Chief Executive Officer and President
                                              of ColorTyme, Inc.
Christopher A. Korst..................  42    Senior Vice President--General Counsel
Anthony M. Doll.......................  33    Senior Vice President
C. Edward Ford, III...................  35    Senior Vice President
John H. Whitehead.....................  52    Senior Vice President
William C. Nutt.......................  45    Senior Vice President
Timothy J. Stough.....................  46    Senior Vice President
Mark S. Connelly......................  40    Senior Vice President
David G. Ewbank.......................  45    Senior Vice President
David R. Reed.........................  48    Senior Vice President
Richard S. Lillard....................  34    Senior Vice President
David M. Glasgow......................  33    Corporate Secretary
L. Dowell Arnette.....................  54    Director
Laurence M. Berg(2)(3)................  36    Director
Peter P. Copses(1)(2)(3)..............  43    Director
Andrew S. Jhawar......................  30    Director
J.V. Lentell(1)(2)(3).................  63    Director

------------

(1) Member of Finance Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

     Mark E. Speese has served as our Chairman of the Board and Chief Executive Officer since October 2001 and has served as one of our directors since 1990. Mr. Speese previously served as our Vice Chairman from September 1999 until December 2000. From 1990 until April 1999, Mr. Speese served as our President. Mr. Speese also served as our Chief Operating Officer from November 1994 until March 1999. From our inception in 1986 until 1990, Mr. Speese served as a Vice President responsible for our New Jersey operations. Prior to joining us, Mr. Speese was a regional manager for Thorn Americas from 1979 until 1986. Mr. Speese has been nominated for re-election as a Class II director for a term to expire at our 2005 annual stockholders meeting.

     Mitchell E. Fadel has served as our President since July 2000 and as a director since December 2000. From November 1992 until July 2000, Mr. Fadel served as President and Chief Executive Officer of ColorTyme. We acquired ColorTyme in May 1996. From 1983 to 1991, Mr. Fadel was a regional manager for Thorn Americas and its affiliates. Mr. Fadel's term as a Class I director expires at our 2004 annual stockholders meeting.

     Dana F. Goble has served as Executive Vice President--Operations since July 2001 and has served as an Executive Vice President since March 1999. From March 2000 until June 2001, Mr. Goble also served as our

Chief Operating Officer. From December 1996 until March 1999, Mr. Goble served as one of our Senior Vice Presidents, and from May 1995 until December 1996, Mr. Goble served as one of our Regional Vice Presidents. From April 1993 until May 1995, Mr. Goble served as our regional manager for the Detroit, Michigan area.

     David A. Kraemer has served as Executive Vice President--Operations since July 2001 and has served as an Executive Vice President since May 2001. From September 1998 until April 2001, Mr. Kraemer served as one of our Senior Vice Presidents. From December 1995 until September 1998, Mr. Kraemer served as one of our Regional Vice Presidents. Mr. Kraemer served as a Divisional Vice President for MRTO Holdings from November 1990 until September 1995, when we acquired MRTO Holdings.

     Robert D. Davis has served as our Senior Vice President--Finance since September 1999, our Chief Financial Officer since March 1999 and our Treasurer since January 1997. From September 1998 until September 1999, Mr. Davis served as our Vice President--Finance and Treasurer. From June 1997 until September 1998, Mr. Davis served as our Treasurer. From January 1997 until June 1997, Mr. Davis served as our Assistant Secretary and Treasurer. From June 1995 until January 1997, Mr. Davis served as our Payroll Supervisor and from June 1993 until June 1995 served as an accountant for us. Mr. Davis is a licensed certified public accountant in the State of Texas.

     Steven M. Arendt has served as President and Chief Executive Officer of ColorTyme since July 2000. From January 1999 until July 2000, Mr. Arendt served as Chief Operation Officer of ColorTyme. From January 1997 until December 1998, Mr. Arendt served as Vice President of Operations for Cash America, a pawn-shop chain based in Fort Worth, Texas. From July 1996 until December 1996, Mr. Arendt served as Vice President of Special Projects for Thorn Americas. From March 1995 until July 1996, Mr. Arendt served as Vice President of Remco.

     Christopher A. Korst has served as our Senior Vice President--General Counsel since May 2001. From January 2000 until May 2001, Mr. Korst owned and operated AdvantEdge Quality Cars, which he acquired in a management buyout. From December 1997 until October 1999, Mr. Korst served as Chief Operating Officer of AdvantEdge Quality Cars. From November 1996 until November 1997, Mr. Korst served as Vice President of Thorn Auto, a division of Thorn Americas. During 1996, Mr. Korst served as Vice President--Business Development of Thorn Americas. From 1992 until 1996, Mr. Korst served as Vice President--Assistant General Counsel of Thorn Americas.

     Anthony M. Doll has served as one of our Senior Vice Presidents since September 1998. From September 1996 until September 1998, Mr. Doll served as one of our Regional Vice Presidents. Between May 1995 and September 1996, Mr. Doll served as our regional manager for the Detroit, Michigan area.

     C. Edward Ford, III has served as one of our Senior Vice Presidents since September 1998. From January 1997 until September 1998, Mr. Ford served as a one of our Regional Vice Presidents. From November 1994 until January 1997, Mr. Ford served as our regional manager for the Tennessee region. From July 1993 until November 1994, Mr. Ford served as one of our store managers.

     John H. Whitehead has served as one of our Senior Vice Presidents since September 1997. From May 1995 until September 1997, Mr. Whitehead served as one of our Regional Vice Presidents. From July 1993 until May 1995, Mr. Whitehead served as our regional manager for the Atlanta, Georgia area.

     William C. Nutt has served as one of our Senior Vice Presidents since May 1998. From December 1995 until May 1998, Mr. Nutt served as one of our Regional Vice Presidents. From December 1992 until December 1995, Mr. Nutt served as our regional manager for the Northeast Ohio area.

     Timothy J. Stough has served as one of our Senior Vice Presidents since February 2000. From September 1998 until February 2000, Mr. Stough served as one of our Regional Directors. From January 1998 until September 1998, Mr. Stough served as a Regional Director of Thorn Americas, overseeing stores from South Carolina to Vermont. From 1987 until 1998, Mr. Stough served as a Market Manager for Thorn Americas in North Carolina, South Carolina and Tennessee.

     Mark S. Connelly has served as one of our Senior Vice Presidents since September 1999. From June 1998 until September 1999, Mr. Connelly served as one of our Regional Vice Presidents. From February 1998 until May 1998, Mr. Connelly served as a Division Manager of Central Rents. From October 1997 until February 1998, Mr. Connelly acted as Director of Operations/Acquisitions of Spin Cycle, a start-up chain of coin-operated laundromats. From April 1997 until October 1997, Mr. Connelly was a group manager with Rent Mart, a rent-to-own subsidiary of The Associates. From June 1996 until March 1997, Mr. Connelly was the Vice President-Operations of Trans Texas Capital, a franchisee of ColorTyme. From January 1995 until May 1996, Mr. Connelly served as the Midwest area manager of Remco America.

     David G. Ewbank has served as one of our Senior Vice Presidents since August 2000. From August 1999 until August 2000, Mr. Ewbank served as one of our Regional Directors. From October 1997 until August 1999, Mr. Ewbank served as one of our Market Managers. From August 1996 until October 1997, Mr. Ewbank served as one of our store managers. Prior to joining us in August 1996, Mr. Ewbank served as a store manager for First Cash Pawn.

     David R. Reed has served as one of our Senior Vice Presidents since May 2001. From August 1998 until May 2001, Mr. Reed served as one of our Regional Directors. From November 1996 until August 1998, Mr. Reed served as one of our Market Managers. From October 1996 until November 1996, Mr. Reed served as one of our store managers. From July 1996 until October 1996, Mr. Reed served as a store manager for Central Rents. From May 1983 until July 1996, Mr. Reed served as a store manager for Remco.

     Richard S. Lillard has served as one of our Senior Vice Presidents since May 2001. From December 1998 until May 2001, Mr. Lillard served as one of our Regional Directors. From October 1997 until December 1998, Mr. Lillard served as one of our Market Managers. From October 1996 until October 1997, Mr. Lillard served as one of our store managers. From December 1995 until October 1996, Mr. Lillard served as an assistant manager in various capacities in one of our stores.

     David M. Glasgow has served as our Corporate Secretary since June 1995. From June 1995 until June 1997, Mr. Glasgow also served as our Treasurer. From March 1995 until June 1995, Mr. Glasgow served as our accounting operations supervisor, and from June 1993 until March 1995, Mr. Glasgow served as one of our accountants.

     L. Dowell Arnette has served as a director since May 1999. From July 2000 until October 2001, Mr. Arnette served as our Executive Vice President--Growth. Mr. Arnette served as our President from April 1999 until July 2000. From March 1999 until March 2000, Mr. Arnette also served as our Chief Operating Officer. From September 1996 until March 1999, Mr. Arnette served as our Executive Vice President. From May 1995 to September 1996, Mr. Arnette served as one of our Senior Vice Presidents. From November 1994 to May 1995, Mr. Arnette served as one of our Regional Vice Presidents. From 1993 to November 1994, he served as our regional manager responsible for the southeastern region. From 1975 until 1993, Mr. Arnette was an Executive Vice President of DEF Investments, Inc., an operator of rent-to-own stores. We acquired substantially all of the assets of DEF and its subsidiaries in April 1993. Mr. Arnette is the brother of Joe T. Arnette, our Vice President--Training & Personnel. Mr. Arnette's term as a director expires at our 2002 annual stockholders meeting. Mr. Arnette has advised us that he does not intend to stand for re-election.

     Laurence M. Berg has served as one of our directors since August 1998. Mr. Berg is a partner of Apollo Management, L.P., where he has worked since 1992. Prior to joining Apollo, Mr. Berg was a member of the Mergers and Acquisition Group at Drexel Burnham Lambert. Mr. Berg is also a director of Sylvan Learning Systems, a provider of personalized instruction services, and AMC Entertainment, an operator of movie theaters. Mr. Berg serves as one of the two directors elected by the holders of our Series A preferred stock. Mr. Berg has been nominated for re-election as a Class II director for a term to expire at our 2005 annual stockholders meeting.

     Peter P. Copses has served as one of our directors since August 1998. Mr. Copses is a partner of Apollo Management, L.P., where he has worked since 1990. Prior to joining Apollo, Mr. Copses was an investment banker at Drexel Burnham Lambert, and subsequently at Donaldson, Lufkin & Jenrette Securities, primarily concentrating on the structuring, financing, and negotiation of mergers and acquisitions. Mr. Copses is also a director of Zale Corporation, an operator of specialty retail jewelry stores. Mr. Copses serves as one of the two directors elected by the holders of our Series A preferred stock. Mr. Copses' term as a Class I director expires at our 2004 annual stockholders meeting.

     Andrew S. Jhawar has served as one of our directors since October 2001. Mr. Jhawar has been associated with Apollo Management, L.P. since February 2000. Prior to joining Apollo, Mr. Jhawar was an investment banker at Donaldson, Lufkin, & Jenrette Securities from August 1999 until January 2000, and from July 1993 until December 1997, at Jefferies & Company, Inc., primarily concentrating on the structuring and execution of high yield and equity financing transactions. From January 1998 until July 1999, Mr. Jhawar attended Harvard Business School where he received his MBA degree. Mr. Jhawar serves as the director nominated by Apollo under the stockholders agreement between Apollo, Mr. Speese and us. Mr. Jhawar's term as a Class III director expires at our 2003 annual stockholders meeting.

     J. V. Lentell has served as one of our directors since February 1995. Mr. Lentell was employed by Kansas State Bank & Trust Co., Wichita, Kansas, from 1966 until July 1993, serving as Chairman of the Board from 1981 until July 1993. Since July 1993, he has served as a director and Vice Chairman of the board of directors of Intrust Bank, N.A., successor by merger to Kansas State Bank & Trust Co. Mr. Lentell's term as a Class III director expires at our 2003 annual stockholders meeting.

     Mr. Arnette currently serves as one of our Class II directors with a term that expires at this year's annual stockholders meeting. Mr. Arnette has advised us that he does not intend to stand for re-election. Accordingly, our Board has fixed the number of directors constituting our entire Board at seven including one vacant Class I position, such change to take effect upon the election of the two Class II director positions at this year's annual stockholders meeting. As a result, only two Class II director positions are available and being elected at this year's annual meeting.

                              SELLING STOCKHOLDERS

     In this prospectus, we refer to the entities listed below as selling stockholders. The following table sets forth certain information as of March 31, 2002 with respect to each selling stockholder:

                                    SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                           OWNED                                   OWNED
                                      BEFORE OFFERING                         AFTER OFFERING
                                    --------------------   SHARES OFFERED   -------------------
   NAMES OF SELLING STOCKHOLDER       NUMBER     PERCENT       HEREBY        NUMBER     PERCENT
   ----------------------------     ----------   -------   --------------   ---------   -------
Apollo Investment Fund IV,
  L.P.(1).........................  10,666,145(2)  30.6%     3,194,174      7,166,145(2)  20.6%
Apollo Overseas Partners IV,
  L.P.(1).........................  10,666,145(2)  30.6%       171,384      7,166,145(2)  20.6%
Bear Stearns MB 1998-1999 Pre-
  Fund, LLC(3)....................     409,713(4)   1.7%       134,442        275,271(4)   1.0%

------------

(1) For a description of the relationship between us and Apollo, please refer to the section entitled "Management."

(2) Apollo Investment Fund IV and Apollo Overseas Partners IV, L.P. are affiliates and each is deemed to beneficially own the securities held by the other. The 10,666,145 and 7,166,145 shares of common stock represent the shares of common stock into which the Series A preferred stock was convertible on March 31, 2002 based on a liquidation preference amount of $297,958,775. Apollo Investment Fund IV, L.P. owns 269,404 shares of Series A preferred stock, Apollo Overseas Partners IV, L.P. owns 14,455 shares of Series A preferred stock and the Apollo entities also have the right to vote Bear Stearns MB Fund's 11,339 shares of Series A preferred stock. Apollo disclaims any beneficial ownership except to the extent of their pecuniary interests.

(3) Bear Stearns MB 1998-1999 Pre-Fund, LLC (as successor to or assignee of RC Acquisition Corp.) is an affiliate of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. is a co-manager in this offering. From time to time, Bear, Stearns & Co. Inc. has provided, and may continue to provide, investment banking services to us.

(4) The 409,713 and 275,271 shares of common stock represent the shares of common stock into which the Series A preferred stock is convertible.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws.

     Under our certificate of incorporation, we are authorized to issue 125,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, each with a par value $.01 per share. As of March 31, 2002, 24,145,962 shares of common stock were outstanding and 295,198 shares of Series A preferred stock were outstanding. No other series of preferred stock is outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, and a majority vote is required for most actions by stockholders. Cumulative voting of shares of common stock is prohibited. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of assets legally available therefor, subject to the payment of any preferential dividends and the setting aside of sinking funds or redemption accounts, if any, with respect to any preferred stock that from time to time may be outstanding. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix and determine as to any series any and all of the relative rights and preferences of shares in that series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation.

SERIES A PREFERRED STOCK

     To finance a portion of the cost of our acquisition of Thorn Americas, we issued to certain affiliates of Apollo Management IV, L.P., a total of 250,000 shares of preferred stock, consisting of 134,414 shares of Series A preferred stock and consisting of 115,586 shares of Series B preferred stock, at $1,000 per share, resulting in aggregate proceeds to us of $250 million. In addition, we issued to an affiliate of Bear, Stearns & Co. Inc. a total of 10,000 shares of preferred stock, consisting of 5,377 shares of Series A preferred stock and consisting of 4,623 shares of Series B preferred stock, at $1,000 per share in August 1998, resulting in aggregate proceeds to us of $10 million. In October 1998, all of the shares of Series B preferred stock were converted into Series A preferred stock and no shares of Series B are outstanding. The terms of the Series A preferred stock are summarized below.

     Liquidation Preference. Our Series A preferred stock has a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends. No distributions may be made to holders of our common stock until the holders of our Series A preferred stock have received the liquidation preference.

     Dividends. Holders of Series A preferred stock are entitled to receive quarterly dividends at the rate of $37.50 per annum per share of Series A preferred stock. Until August 5, 2003, dividends on the Series A preferred stock may be paid, at our option, in cash or in additional shares of Series A preferred stock. We currently pay our dividends in additional shares of Series A preferred stock because of restrictive provisions of our senior credit facilities. Our senior credit facilities agreement will allow us to pay cash dividends on our

Series A preferred stock beginning in August 2003 so long as we are not in default under that agreement. Cash dividend payments are also subject to the restrictions in the indenture governing our subordinated notes. These restrictions in the indenture would not currently prohibit the payment of cash dividends. For each quarter after September 30, 2001, dividends shall not be paid or accrued on any share of Series A preferred stock in any quarter in which the average stock price for the 15 consecutive trading days immediately preceding the payment date is equal to or greater than $27.935, accumulated forward to the payment date at a compound annual growth rate of 25% per annum, compounded quarterly.

     Conversion Price. Holders of our Series A preferred stock may convert their shares of Series A preferred stock at any time into shares of our common stock at a conversion price equal to $27.935 per share. The conversion price is adjusted downward in certain situations, including if we do any of the following, in each case other than through the conversion of Series A preferred stock or under one of our benefits plans:

      -- issue additional common stock at less than the average stock price for the 15 consecutive trading days immediately preceding the pricing date for the common stock;

      -- issue or sell warrants or other rights to the holders of our common stock if the consideration paid by the holders is less than the average stock price for the 15 consecutive trading days immediately preceding the date of issue or sale; and

      -- issue securities convertible into our common stock if the consideration paid by the holders for the underlying common stock is less than the average stock price for the 15 consecutive trading days immediately preceding the date of issue.

     If the conversion price is adjusted downward, it becomes effectively cheaper for the Series A preferred stockholders to convert their Series A preferred stock into our common stock, and more shares of common stock would be issued upon conversion which would result in dilution for all holders of common stock.

     Optional Redemption. The Series A preferred stock is not redeemable until August 5, 2002. Thereafter, we may redeem all but one share of the Series A preferred stock at any time at 105% of the liquidation preference of the Series A preferred stock. Certain affiliates of Apollo Management IV, L.P. may reserve from redemption one share of Series A preferred stock until such time as it and its permitted transferees own less than 83,333 shares of Series A preferred stock, or, if they have converted their shares into common stock, less than 2,982,817 shares of common stock.

     Mandatory Redemption. Holders of our Series A preferred stock have the right to require us to redeem their Series A preferred stock on the earliest of a change of control, the date upon which our common stock is not listed for trading on a United States national securities exchange or the Nasdaq National Market or August 5, 2009, at a price equal to the liquidation preference of the Series A preferred stock.

     Board Representation. Holders of our Series A preferred stock are entitled to designate and elect two individuals to our board of directors. Each of our board's audit committee, compensation committee and finance committee must have one director elected by the holders of our Series A preferred stock.

     Voting Rights. Holders of our Series A preferred stock are entitled to vote on all matters presented to the holders of common stock. The number of votes per share of Series A preferred stock shall be equal to the number of votes associated with the underlying voting common stock into which the Series A preferred stock is convertible.

     Negative Covenants. As long as shares of Series A preferred stock are outstanding, we are not permitted, without the consent of the holders of our Series A preferred stock, to:

      -- increase the number of shares of Series A preferred stock or issue any shares of Series A preferred stock;

      --   issue any new class or series of equity security;

      -- amend the designations, preferences and relative rights and limitations and restrictions of the Series A preferred stock;

      -- amend our certificate of incorporation or bylaws in a manner that negatively impacts the holders of our Series A preferred stock;

      -- redeem or otherwise acquire for value any shares of common stock or declare or pay any dividend or make any distribution on shares of common stock;

      -- increase the number of directors on our board of directors to a number greater than eight;

      -- enter into any agreement with or for the benefit of any of our affiliates with a value in excess of $5 million;

      --   voluntarily liquidate, dissolve or wind up our affairs;

      --   sell substantially all of our assets; or

      -- merge, consolidate or enter into any other business combination other than with a wholly-owned subsidiary.

     As long as shares of our Series A preferred stock are outstanding, we are not permitted, without the consent of the finance committee of our board of directors, to issue debt or equity securities with a value in excess of $10 million. Further, the issuance of equity securities with a value in excess of $10 million requires the unanimous written consent of the finance committee of our board of directors while any of the shares of our Series A preferred stock are outstanding, unless the issuance is for:

      -- a common stock offering after August 5, 2001 in which the selling price is equal to or greater than the price that would imply a 25% or greater internal rate of return, compounded quarterly, on the conversion price; or

      -- an issuance of equity in connection with an acquisition if the issuance is equal to or less than 10% of our outstanding common stock, calculated on post-issuance of the shares of common stock.

If the issuance of equity securities meets any of the requirements described above, only the affirmative vote of the finance committee is required.

REGISTRATION RIGHTS AGREEMENTS

     In connection with the issuance of our Series A preferred stock, we entered into registration rights agreements with the Apollo entities and an affiliate of Bear, Stearns & Co. Inc. The registration rights agreement with the Apollo entities grants the Apollo entities two rights to request that their shares be registered, subject to our right, upon the advice of our managing underwriter, to reduce the number of shares proposed to be registered by the demanding holders and other holders. The Apollo entities are using one of their two rights to request that their shares be registered to effect this offering. The registration rights agreements with the Apollo entities and Bear Stearns MB Fund grant the holders of our Series A preferred stock the unlimited right to request that their shares be included in any company-initiated registration of shares other than registrations relating primarily to employee benefit plans, exchange offers or rights offerings to existing stockholders. In subsequent registrations, the underwriters may, if in their opinion inclusion of the shares would materially and adversely affect the success of the registration, exclude all or part of the shares requested to be registered by the holders of these registration rights. In addition, we must pay for legal expenses incurred by the holders of our Series A preferred stock in exercising their registration rights under the registration rights agreements.

CERTAIN ANTI-TAKEOVER MATTERS

     Advance Notice Requirements. Our bylaws require that, to be considered at the annual meeting, notice of stockholder proposals relating to the nomination of candidates for election of directors must be timely delivered to us in writing not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. The notice must also contain certain information specified in our bylaws. The advance notice requirements, by prescribing the types of business that could be presented to stockholders during annual meetings, could discourage takeover bids initiated by hostile tender offer, proxy contest or the removal of the existing board of directors and management.

     Authorized but Unissued or Undesignated Capital Stock. We are authorized to issue 5,000,000 shares of preferred stock, of which 295,198 were outstanding as of March 31, 2002. Our certificate of incorporation grants our board of directors broad power to establish the rights, preferences and privileges of authorized and unissued shares of preferred stock and to issue the shares in one or more transactions. The issuance of shares of preferred stock under the board of directors' authority described above may have the effect of delaying, deferring or preventing a change in control of our company and could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In addition, the issuance of large blocks of common stock may have the effect of delaying, deferring or preventing a change in control of our company. Our board of directors does not currently intend to seek stockholder approval prior to any issuance of common stock or preferred stock, unless otherwise required by law.

     Change in Control Provisions. Some of our material agreements contain change in control provisions which, in the event of a change in control, would result in events of default, accelerate payment obligations, or require redemptions. These agreements include:

      -- our certificate of designations governing our Series A preferred stock, which would require us to redeem the outstanding shares of Series A preferred stock in the event of a change in control;

      -- our senior credit facilities, which state that a change in control constitutes an event of default and would permit the applicable lenders to accelerate our then outstanding indebtedness; and

      -- our indenture governing our subordinated notes, which would require us to offer to redeem all of the outstanding notes at 101% of their principal amount, plus accrued interest to the date of repurchase in the event of a change in control.

     The change in control provisions in these material agreements may discourage, delay, defer or prevent a change in control of our company.

     Delaware Anti-Takeover Statute.  We are a Delaware corporation subject to
Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

      -- prior to that date, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder; or

      -- upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

      -- on or subsequent to that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder and an "interested stockholder" is a person who, together with affiliates and associates, beneficially owns 15% or more of the corporation's outstanding voting stock.

     Limitation of Director Liability. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, directors will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

      -- any breach of the director's duty of loyalty to us or our stockholders;

      -- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      -- violations under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

      -- any transaction from which the director derived an improper personal benefit.

These provisions in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though the action, if successful, might otherwise have benefited us and our stockholders. These provisions do not limit or affect a stockholder's ability to seek and obtain relief under the federal securities laws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock and Series A preferred stock is Mellon Investor Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The 3,500,000 shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, except for any such shares which may be acquired by an "affiliate" of ours as that term is defined in Rule 144 promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

     The shares of our common stock that will continue to be held by our affiliates, including Apollo, after the offering constitute "restricted securities" or "control securities" within the meaning of Rule 144, and will be eligible for sale by them in the open market after the offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below. We have previously granted certain registration rights to the holders of our Series A preferred stock.

     Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

      --   1% of the then outstanding shares of common stock; and

      -- the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the company.

     In the event that any person who is deemed to be an affiliate for Rule 144 purposes purchases shares of our common stock pursuant to the offering or acquires shares of our common stock pursuant to an employee benefit plan of ours, the shares held by such person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

     Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. Any shares distributed by Apollo will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates for Rule 144 purposes. Our affiliates would be subject to the restrictions of Rule 144 described above other than the one-year holding period requirement.

     Our directors, officers and certain of our 5% stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, sell or otherwise dispose of any shares of our common stock, subject to certain exceptions.

     An aggregate of 7,900,000 shares of our common stock are reserved for issuance under the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan. We have filed registration statements on Form S-8 covering the issuance of shares of our common stock pursuant to our Long-Term Incentive Plan. Accordingly, the shares issued under our Long-Term Incentive Plan will be freely tradable, subject to the restrictions on resale by affiliates under Rule 144.

     We have previously entered into registration rights agreements with Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bear Stearns MB Fund, an affiliate of Bear, Stearns & Co. Inc. These agreements provide the Apollo entities and Bear Stearns MB Fund with the right, subject to certain exceptions, to include our common stock in any registration of common stock made by us for our own account or for the account of our other stockholders. We currently do not have any other registration rights outstanding.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Bear, Stearns & Co. Inc., SunTrust Capital Markets, Inc. and First Union Securities, Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholders have severally agreed to sell to them, the number of shares of our common stock indicated.

NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Morgan Stanley & Co. Incorporated...........................     1,170,400
Lehman Brothers Inc. .......................................     1,170,400
Bear, Stearns & Co. Inc. ...................................       334,400
SunTrust Capital Markets, Inc. .............................       334,400
First Union Securities, Inc. ...............................       334,400
Baldwin, Anthony & McIntyre Securities, Inc. ...............        31,200
Muriel Siebert & Co., Inc. .................................        31,200
RBC Dain Rauscher Inc. .....................................        31,200
Stephens Inc. ..............................................        31,200
SWS Securities Inc. ........................................        31,200
                                                                 ---------
          Total.............................................     3,500,000
                                                                 =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock are subject to the delivery of legal opinions by their counsel as well as other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.98 a share under the public offering price. No underwriter will allow, and no dealer will reallow, a concession to other underwriters or to dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would be $245,525,000, the total underwriters' discounts and commissions would be $12,276,250 and the total proceeds to the selling stockholders would be $233,248,750. We will be paying estimated offering expenses of $500,000.

     We, our directors and executive officers and the selling stockholders have each agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, subject to certain exceptions, not to, directly or indirectly:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, distribute to members or partners or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or thereafter acquired directly from us); or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The foregoing restrictions do not apply to:

      --   the sale of shares to the underwriters;

      -- bona fide gifts, provided the recipient agrees to be bound to the foregoing restrictions;

      -- transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

      -- the issuance of the common stock issuable upon conversion of our Series A preferred stock;

      -- options granted or stock issued upon the exercise of outstanding stock options or otherwise pursuant to our stock incentive or employee stock purchase plans;

      -- the sale or transfer of shares of securities, in connection with a sale of the company pursuant to an offer made on substantially the same terms to all stockholders and of which the underwriters have been notified in writing; or

      -- with the consent of Morgan Stanley & Co. Incorporated, securities issued by us in connection with the acquisition of a business or assets.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us. In August 1998, we issued to an affiliate of Bear, Stearns & Co. Inc., a member of the underwriting syndicate and a selling stockholder in this offering, 5,377 shares of Series A preferred stock and 4,623 shares of Series B preferred stock (since converted into Series A preferred stock), at $1,000 per share, resulting in aggregate proceeds to us of $10 million.

     We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Winstead Sechrest & Minick P.C., Dallas, Texas. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters.

                                    EXPERTS

     The financial statements as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, included in this prospectus have been so included and incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

     Grant Thornton has advised us that from December 28, 1998 through March 27, 2000, a benefit plan managed by a third-party brokerage firm for the benefit of Grant Thornton LLP's employees owned up to 120 shares of our common stock. Accordingly, this has raised an issue as to Grant Thornton's independence. Grant Thornton has disclosed the situation to the SEC. Grant Thornton has also advised us that, notwithstanding the benefit plan's investment in our common stock, Grant Thornton intends to sign audit opinions and consents to incorporation by reference as necessary in connection with documents filed by us with the SEC and other third parties.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read this information at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on its regional public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

      -- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

      -- Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

      -- The description of the common stock contained in our Form 8-A (file no. 0-25370), with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as updated in any amendment or report filed for such purpose.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Rent-A-Center, Inc.
                         Attention: Corporate Secretary
                             5700 Tennyson Parkway
                                  Third Floor
                               Plano, Texas 75024
                           Telephone: (972) 801-1100

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
RENT-A-CENTER, INC. AND SUBSIDIARIES
Report of Independent Certified Public Accountants..........  F-2
Consolidated Financial Statements
  Balance Sheets............................................  F-3
  Statements of Earnings....................................  F-4
  Statement of Stockholders' Equity.........................  F-5
  Statements of Cash Flows..................................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Rent-A-Center, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Rent-A-Center, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rent-A-Center, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                          GRANT THORNTON LLP

Dallas, Texas
February 11, 2002

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                         -----------------------    MARCH 31,
                                                            2000         2001         2002
                                                         ----------   ----------   -----------
                                                                                   (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS:

Cash and cash equivalents..............................  $   36,495   $  107,958   $  167,264
Accounts receivable--trade.............................       3,254        1,664        2,808
Prepaid expenses and other assets......................      31,805       29,846       32,499
Rental merchandise, net
  On rent..............................................     477,095      531,627      544,471
  Held for rent........................................     110,137      122,074      112,073
Property assets, net...................................      87,168      106,883      105,157
Deferred income taxes..................................      32,628        8,772           --
Intangible assets, net.................................     708,328      711,096      712,764
                                                         ----------   ----------   ----------
                                                         $1,486,910   $1,619,920   $1,677,036
                                                         ==========   ==========   ==========

LIABILITIES:

Accounts payable--trade................................  $   65,696   $   49,930   $   65,398
Accrued liabilities....................................      89,560      170,196      186,403
Deferred income tax liability..........................          --           --        3,304
Senior debt............................................     566,051      428,000      428,000
Subordinated notes payable, net of discount............     175,000      274,506      274,525
                                                         ----------   ----------   ----------
                                                            896,307      922,632      957,630
Commitments and contingencies..........................          --           --           --
Preferred stock
  Redeemable convertible voting preferred stock, net of
     placement costs, $.01 par value; 5,000,000 shares
     authorized; 281,756 and 292,434 shares issued and
     outstanding in 2000 and 2001, respectively and
     295,198 shares at March 31, 2002..................     281,232      291,910      294,674

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 50,000,000 and
     125,000,000 shares authorized; 25,700,058 and
     27,726,092 shares issued in 2000 and 2001,
     respectively, and 28,084,227 shares at March 31,
     2002..............................................         257          277          281
  Additional paid-in capital...........................     115,607      191,438      203,490
  Accumulated comprehensive loss.......................          --       (6,319)      (4,539)
  Retained earnings....................................     218,507      269,982      310,224
                                                         ----------   ----------   ----------
  Treasury stock, 990,099 and 2,224,179 shares at cost
     in 2000 and 2001, respectively and 3,938,265
     shares at March 31, 2002..........................     (25,000)     (50,000)     (84,724)
                                                         ----------   ----------   ----------
                                                            309,371      405,378      424,732
                                                         ----------   ----------   ----------
                                                         $1,486,910   $1,619,920   $1,677,036
                                                         ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,               MARCH 31,
                                        ------------------------------------   --------------------
                                           1999         2000         2001        2001        2002
                                        ----------   ----------   ----------   --------    --------
                                                                                   (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Store
     Rentals and fees.................  $1,270,885   $1,459,664   $1,650,851   $393,123    $443,705
     Merchandise sales................      88,516       81,166       94,733     30,759      39,605
     Other............................       2,177        3,018        3,476      1,330         614
  Franchise
     Merchandise sales................      49,696       51,769       53,584     13,027      13,253
     Royalty income and fees..........       5,893        5,997        5,884      1,463       1,433
                                        ----------   ----------   ----------   --------    --------
                                         1,417,167    1,601,614    1,808,528    439,702     498,610
Operating expenses:
  Direct store expenses
     Depreciation of rental
       merchandise....................     265,486      299,298      343,197     80,812      92,223
     Cost of merchandise sold.........      74,027       65,332       72,539     21,555      26,982
     Salaries and other expenses......     770,572      866,234    1,019,402    242,219     262,619
  Franchise cost of merchandise
     sold.............................      47,914       49,724       51,251     12,494      12,653
                                        ----------   ----------   ----------   --------    --------
                                         1,157,999    1,280,588    1,486,389    357,080     394,477
  General and administrative
     expenses.........................      42,029       48,093       55,359     12,869      15,117
  Amortization of intangibles.........      27,116       28,303       30,194      7,268         720
  Class action litigation
     settlements......................          --      (22,383)      52,000         --          --
                                        ----------   ----------   ----------   --------    --------
          Total operating expenses....   1,227,144    1,334,601    1,623,942    377,217     410,314
          Operating profit............     190,023      267,013      184,586     62,485      88,296
Interest expense......................      75,673       74,324       60,874     16,510      15,798
Interest income.......................        (904)      (1,706)      (1,094)      (361)       (723)
                                        ----------   ----------   ----------   --------    --------
          Earnings before income
            taxes.....................     115,254      194,395      124,806     46,336      73,221
Income tax expense....................      55,899       91,368       58,589     21,338      29,658
                                        ----------   ----------   ----------   --------    --------
          Net earnings................      59,355      103,027       66,217     24,998      43,563
Preferred dividends...................      10,039       10,420       15,408      4,325       4,992
                                        ----------   ----------   ----------   --------    --------
Net earnings allocable to common
  stockholders........................  $   49,316   $   92,607   $   50,809   $ 20,673    $ 38,571
                                        ==========   ==========   ==========   ========    ========
Basic earnings per common share.......  $     2.04   $     3.79   $     1.97   $    .83    $   1.57
                                        ==========   ==========   ==========   ========    ========
Diluted earnings per common share.....  $     1.74   $     2.96   $     1.79   $    .69    $   1.20
                                        ==========   ==========   ==========   ========    ========

   The accompanying notes are an integral part of these financial statements.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE THREE YEARS ENDED DECEMBER 31, 2001 AND
               THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

                                        COMMON STOCK     ADDITIONAL                          ACCUMULATED
                                       ---------------    PAID-IN     RETAINED   TREASURY   COMPREHENSIVE
                                       SHARES   AMOUNT    CAPITAL     EARNINGS    STOCK     INCOME (LOSS)    TOTAL
                                       ------   ------   ----------   --------   --------   -------------   --------
                                                                      (IN THOUSANDS)
Balance at January 1, 1999...........  25,074    $251     $101,781    $ 77,881   $(25,000)    $     --      $154,913
  Net earnings.......................      --      --           --      59,355         --           --        59,355
  Preferred dividends................      --      --           --     (11,426)        --           --       (11,426)
  Exercise of stock options..........     223       2        3,318          --         --           --         3,320
  Tax benefits related to exercise of
    stock options....................      --      --          528          --         --           --           528
                                       ------    ----     --------    --------   --------     --------      --------
Balance at December 31, 1999.........  25,297     253      105,627     125,810    (25,000)          --       206,690
  Net earnings.......................      --      --           --     103,027         --           --       103,027
  Preferred dividends................      --      --           --     (10,330)        --           --       (10,330)
  Issuance of stock options for
    services.........................      --      --           65          --         --           --            65
  Exercise of stock options..........     403       4        8,430          --         --           --         8,434
  Tax benefits related to exercise of
    stock options....................      --      --        1,485          --         --           --         1,485
                                       ------    ----     --------    --------   --------     --------      --------
Balance at December 31, 2000.........  25,700     257      115,607     218,507    (25,000)          --       309,371
  Net earnings.......................      --      --           --      66,217         --           --        66,217
  Other comprehensive income (loss):
    Cumulative effect of adoption of
      SFAS 133.......................      --      --           --          --         --        1,378         1,378
    Losses on interest rate swaps,
      net of tax.....................      --      --           --          --         --      (11,556)      (11,556)
    Reclassification adjustment for
      losses included in net
      earnings, net of tax...........      --      --           --          --         --        3,859         3,859
                                                                                              --------      --------
      Other comprehensive loss.......      --      --           --          --         --       (6,319)       (6,319)
                                                                                              --------      --------
    Comprehensive income.............      --      --           --          --         --           --        59,898
  Purchase of treasury stock (1,234
    shares)..........................      --      --           --          --    (25,000)          --       (25,000)
  Issuance of common stock in public
    offering, net of issuance costs
    of $3,253........................   1,150      12       45,610          --         --           --        45,622
  Preferred dividends................      --      --        4,064     (14,742)        --           --       (10,678)
  Issuance of stock options for
    services.........................      --      --          111          --         --           --           111
  Exercise of stock options..........     876       8       20,309          --         --           --        20,317
  Tax benefits related to exercise of
    stock options....................      --      --        5,737          --         --           --         5,737
                                       ------    ----     --------    --------   --------     --------      --------
Balance at December 31, 2001.........  27,726     277      191,438     269,982    (50,000)      (6,319)      405,378
  Net earnings.......................      --      --           --      43,563         --           --        43,563
  Other comprehensive income (loss):
    Gains on interest rate swaps, net
      of tax.........................      --      --           --          --         --        4,010         4,010
    Reclassification adjustment for
      losses included in net
      earnings, net of tax...........      --      --           --          --         --       (2,230)       (2,230)
                                                                                              --------      --------
      Other comprehensive income.....      --      --           --          --         --        1,780         1,780
                                                                                              --------      --------
    Comprehensive income.............      --      --           --          --         --           --        45,343
  Purchase of treasury stock (1,714
    shares)..........................      --      --           --          --    (34,724)          --       (34,724)
  Preferred dividends................      --      --          557      (3,321)        --           --        (2,764)
  Issuance of stock options for
    services.........................      --      --           28          --         --           --            28
  Exercise of stock options..........     358       4        8,970          --         --           --         8,974
  Tax benefits related to exercise of
    stock options....................      --      --        2,497          --         --           --         2,497
                                       ------    ----     --------    --------   --------     --------      --------
Balance at March 31, 2002............  28,084    $281     $203,490    $310,224   $(84,724)    $ (4,539)     $424,732
                                       ======    ====     ========    ========   ========     ========      ========

    The accompanying notes are an integral part of this financial statement.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,             MARCH 31,
                                                ---------------------------------   --------------------
                                                  1999        2000        2001        2001        2002
                                                ---------   ---------   ---------   ---------   --------
                                                                                        (UNAUDITED)
                                                                     (IN THOUSANDS)
Cash flows from operating activities
  Net earnings................................  $  59,355   $ 103,027   $  66,217   $  24,998   $ 43,563
  Adjustments to reconcile net earnings to net
     cash provided by (used in) operating
     activities
     Depreciation of rental merchandise.......    265,486     299,298     343,197      80,812     92,223
     Depreciation of property assets..........     31,313      33,144      37,910       8,805      9,466
     Amortization of intangibles..............     27,116      28,303      30,194       7,268        720
     Amortization of financing fees...........      2,608       2,705       2,760         690        690
  Changes in operating assets and liabilities,
     net of effects of acquisitions
     Rental merchandise.......................   (387,903)   (342,233)   (391,932)   (118,461)   (93,826)
     Accounts receivable--trade...............       (587)        629       1,590        (400)    (1,144)
     Prepaid expenses and other assets........      6,522      (6,624)     (1,709)     (6,250)    (3,435)
     Deferred income taxes....................     64,231      77,738      23,856      10,709     12,076
     Accounts payable--trade..................      9,584      12,197     (15,766)     11,636     15,468
     Accrued liabilities......................   (106,975)    (16,621)     79,413      12,239     20,530
                                                ---------   ---------   ---------   ---------   --------
          Net cash provided by (used in)
            operating activities..............    (29,250)    191,563     175,730      32,046     96,331
Cash flows from investing activities
  Purchase of property assets.................    (36,211)    (37,937)    (57,532)    (11,846)    (8,100)
  Proceeds from sale of property assets.......      8,563       1,403         706         524        374
  Acquisitions of businesses, net of cash
     acquired.................................         --     (42,538)    (49,835)     (2,835)    (3,549)
                                                ---------   ---------   ---------   ---------   --------
          Net cash used in investing
            activities........................    (27,648)    (79,072)   (106,661)    (14,157)   (11,275)
                                                ---------   ---------   ---------   ---------   --------
Cash flows from financing activities
  Purchase of treasury stock..................         --          --     (25,000)         --    (34,724)
  Proceeds from issuance of common stock, net
     of issuance costs........................         --          --      45,622          --         --
  Exercise of stock options...................      3,320       8,434      20,317      11,073      8,974
  Proceeds from debt..........................    320,815     242,975      99,506          --         --
  Repayments of debt..........................   (279,355)   (349,084)   (138,051)    (37,916)        --
                                                ---------   ---------   ---------   ---------   --------
          Net cash provided by (used in)
            financing activities..............     44,780     (97,675)      2,394     (26,843)   (25,750)
                                                ---------   ---------   ---------   ---------   --------
          Net increase (decrease) in cash and
            cash equivalents..................    (12,118)     14,816      71,463      (8,954)    59,306
Cash and cash equivalents at beginning of
  year........................................     33,797      21,679      36,495      36,495    107,958
                                                ---------   ---------   ---------   ---------   --------
Cash and cash equivalents at end of year......  $  21,679   $  36,495   $ 107,958   $  27,541   $167,264
                                                =========   =========   =========   =========   ========
Supplemental cash flow information
  Cash paid during the year for:
     Interest.................................  $  76,653   $  75,956   $  56,306   $  19,676   $ 18,585
     Income taxes.............................      4,631       9,520      21,526         750      2,018
Supplemental schedule of non-cash investing
  and financing activities
Fair value of assets acquired.................  $      --   $  42,538   $  49,835   $   2,835   $  3,549
Cash paid.....................................         --      42,538      49,835       2,835      3,549

     During 2000 and 2001, the Company paid Series A preferred dividends of approximately $10.3 million and $10.7 million by issuing 10,330 and 10,678 shares of Series A preferred stock, respectively. During the three months ended March 31, 2001 and 2002, the Company paid dividends on its Series A preferred stock of approximately $2.7 million and $2.8 million by issuing 2,656 and 2,764 shares of Series A preferred stock, respectively.

   The accompanying notes are an integral part of these financial statements.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

  Principles of Consolidation and Nature of Operations

     The accompanying financial statements include the accounts of Rent-A-Center, Inc. ("Rent-A-Center"), and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated. Rent-A-Center's sole operating segment consists of leasing household durable goods to customers on a rent-to-own basis. At December 31, 2001, Rent-A-Center operated 2,281 stores which were located throughout the 50 United States, the District of Columbia and the Commonwealth of Puerto Rico.

     ColorTyme, Inc. ("ColorTyme"), Rent-A-Center's only subsidiary with substantive operations, is a nationwide franchisor of 342 franchised rent-to-own stores operating in 42 states. These rent-to-own stores offer high quality durable products such as home electronics, appliances, computers, and furniture and accessories. ColorTyme's primary source of revenues is the sale of rental merchandise to its franchisees, who, in turn, offer the merchandise to the general public for rent or purchase under a rent-to-own program. The balance of ColorTyme's revenues are generated primarily from royalties based on franchisees' monthly gross revenues.

  Rental Merchandise

     Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation is provided using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental-purchase agreement period, generally 12 to 36 months. Under the income forecasting method, merchandise held for rent is not depreciated, and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity based method similar to the units of production method.

     Rental merchandise which is damaged and inoperable, or not returned by the customer after becoming delinquent on payments, is written-off when such impairment occurs.

  Cash Equivalents

     For purposes of reporting cash flows, cash equivalents include all highly liquid investments with an original maturity of three months or less.

  Rental Revenue and Fees

     Merchandise is rented to customers pursuant to rental-purchase agreements which provide for weekly or monthly rental terms with non-refundable rental payments. Generally, the customer has the right to acquire title either through a purchase option or through payment of all required rentals. Rental revenue and fees are recognized over the rental term. No revenue is accrued because the customer can cancel the rental contract at any time and Rent-A-Center cannot enforce collection for non-payment of rents.

     ColorTyme's revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

  Property Assets and Related Depreciation

     Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets (generally five years) by the straight-line method. Leasehold improvements are amortized over the term of the applicable leases by the straight-line method.

  Intangible Assets and Amortization

     Intangible assets are stated at cost less accumulated amortization calculated by the straight-line method.

  Accounting for Impairment of Long-Lived Assets

     The Company evaluates all long-lived assets, including all intangible assets and rental merchandise, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of such assets cannot be recovered by the undiscounted net cash flows they will generate.

  Income Taxes

     The Company provides deferred taxes for temporary differences between the tax and financial reporting bases of assets and liabilities at the rate expected to be in effect when taxes become payable.

  Earnings Per Common Share

     Basic earnings per common share are based upon the weighted average number of common shares outstanding during each period presented. Diluted earnings per common share are based upon the weighted average number of common shares outstanding during the period, plus, if dilutive, the assumed exercise of stock options and the assumed conversion of convertible securities at the beginning of the year, or for the period outstanding during the year for current year issuances.

  Advertising Costs

     Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expense was $55.8 million, $61.2 million and $69.1 million in 1999, 2000 and 2001, respectively.

  Stock-Based Compensation

     The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire that stock. Option grants to non-employees are expensed over the service period.

  Use of Estimates

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues during the reporting period. Actual results could differ from those estimates.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

  Other Comprehensive Income

     Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income is attributed to changes in the fair value of interest rate protection agreements, net of tax. See Note E for further discussion of accounting for interest rate swap agreements.

  Interim Financial Statements

     In the opinion of management, the unaudited interim consolidated financial statements as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 include all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's consolidated financial position as of March 31, 2002 and the results of their consolidated operations and cash flows for the three-month periods ended March 31, 2001 and 2002. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

  New Accounting Pronouncements

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 is effective for all business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Certain provisions of this statement, however, applied to goodwill and other intangible assets acquired between July 1, 2001 and December 31, 2001.

     Major provisions of these statements and their effective dates are as follows:

      -- all business combinations initiated after June 30, 2001 must use the purchase method of accounting;

      -- intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability;

      -- goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized;

      -- effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization;

      -- effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator; and

      -- all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

     The Company amortized goodwill and intangible assets acquired prior to July 1, 2001 until December 31, 2001. Beginning January 1, 2002, annual goodwill amortization of approximately $28.4 million will no longer be recognized. The Company intends to complete a transitional impairment test of all intangible assets by March 31, 2002 and a transitional fair value based impairment test of goodwill as of January 1, 2002 by June 30, 2002. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002, as a cumulative effect of a change in accounting principle.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company does not believe that the implementation of this standard will have a material effect on its financial position, results of operations, or cash flows.

NOTE B--RENTAL MERCHANDISE

                                                                  DECEMBER 31,
                                                               -------------------
                                                                 2000       2001
                                                               --------   --------
                                                                 (IN THOUSANDS)
On rent
  Cost......................................................   $768,590   $885,015
  Less accumulated depreciation.............................    291,495    353,388
                                                               --------   --------
                                                               $477,095   $531,627
                                                               ========   ========
Held for rent
  Cost......................................................   $136,850   $156,013
  Less accumulated depreciation.............................     26,713     33,939
                                                               --------   --------
                                                               $110,137   $122,074
                                                               ========   ========

NOTE C--PROPERTY ASSETS

                                                                  DECEMBER 31,
                                                               -------------------
                                                                 2000       2001
                                                               --------   --------
                                                                 (IN THOUSANDS)
Furniture and equipment.....................................   $ 71,024   $ 94,689
Transportation equipment....................................     29,500     27,384
Building and leasehold improvements.........................     61,439     85,699
Construction in progress....................................      3,300      6,083
                                                               --------   --------
                                                                165,263    213,855
Less accumulated depreciation...............................     78,095    106,972
                                                               --------   --------
                                                               $ 87,168   $106,883
                                                               ========   ========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTE D--INTANGIBLE ASSETS

                                       DECEMBER 31, 2000         DECEMBER 31, 2001          MARCH 31, 2002
                                    -----------------------   -----------------------   -----------------------
                           AVG.      GROSS                     GROSS                     GROSS
                           LIFE     CARRYING   ACCUMULATED    CARRYING   ACCUMULATED    CARRYING   ACCUMULATED
                          (YEARS)    AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION
                          -------   --------   ------------   --------   ------------   --------   ------------
                                                                                              (UNAUDITED)
Amortizable intangible
  assets
  Franchise network.....     10     $  3,000     $ 1,350      $  3,000     $  1,650     $  3,000     $  1,725
  Non-compete
     agreements.........      5        5,152       4,557         1,677     $  1,405        1,500        1,302
  Customer contracts....    1.5        1,899         781         3,994        1,882        4,250        2,407
Intangible assets not
  subject to
  amortization
  Goodwill..............             775,797      70,832       806,524       99,162      808,610       99,162
                                    --------     -------      --------     --------     --------     --------
Total intangibles.......            $785,848     $77,520      $815,195     $104,099     $817,360     $104,596
                                    ========     =======      ========     ========     ========     ========

Aggregate amortization expense
  Year ended December 31,
     1999...................................................  $27,116
     2000...................................................  $28,303
     2001...................................................  $30,194
  Three months ended March 31, (unaudited)
     2001...................................................  $ 7,268
     2002...................................................  $   720

     Supplemental information regarding intangible assets and amortization -- unaudited

     Estimated amortization expense is as follows:

                                                                   ESTIMATED
                                                              AMORTIZATION EXPENSE
YEAR ENDING DECEMBER 31,                                      --------------------
     2002...................................................         $2,553
     2003...................................................            734
     2004...................................................            300
     2005...................................................            300
     2006...................................................            149
                                                                     ------
     Total..................................................         $4,036
                                                                     ======

     Changes in the carrying amount of goodwill for the three months ended March 31, 2002 are as follows (in thousands):

Balance as of January 1, 2002...............................  $707,362
  Acquisitions during first quarter.........................     2,086
                                                              --------
Balance as of March 31, 2002................................  $709,448
                                                              ========

     The Company amortized goodwill and intangible assets recognized prior to July 1, 2001 through December 31, 2001 after which time all amortization ceased on goodwill. The Company completed the transitional impairment tests during the first quarter ended March 31, 2002 and determined that no impairment existed. As a result, there was no effect on the financial statements or operating results for the quarter ended March 31, 2002 from the implementation of SFAS 142.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     Below is a schedule showing the pro forma effect of SFAS 142 for the three months ended March 31, 2001 in comparison to the three months ended March 31, 2002.

                                                                   THREE MONTHS
                                                                 ENDED MARCH 31,
                                                              ----------------------
                                                                2001          2002
                                                              --------      --------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net earnings................................................  $24,998       $43,563
Goodwill amortization, net of tax...........................    6,160            --
                                                              -------       -------
Adjusted net earnings.......................................  $31,158       $43,563
                                                              =======       =======
Diluted weighted average shares outstanding.................   36,375        36,321
                                                              =======       =======
Diluted earnings per common share before goodwill
  amortization..............................................  $   .86       $  1.20
                                                              =======       =======

NOTE E--SENIOR DEBT

     The Company has a Senior Credit Facility (the "Facility") with a syndicate of banks. The Company also has other debt facilities. These facilities consist of the following:

                                               DECEMBER 31, 2000                    DECEMBER 31, 2001
                                       ----------------------------------   ----------------------------------
                            FACILITY   MAXIMUM      AMOUNT       AMOUNT     MAXIMUM      AMOUNT       AMOUNT
                            MATURITY   FACILITY   OUTSTANDING   AVAILABLE   FACILITY   OUTSTANDING   AVAILABLE
                            --------   --------   -----------   ---------   --------   -----------   ---------
                                                              (IN THOUSANDS)
Senior Credit Facility:
  Term Loan "B"...........    2006     $203,300    $203,300      $    --    $148,850    $148,850      $    --
  Term Loan "C"...........    2007     248,815      248,815           --    192,754      192,754           --
  Term Loan "D"(2)........    2007     113,936      113,936           --     86,396       86,396           --
  Revolver(1).............    2004     120,000           --       76,272    120,000           --       56,425
                                       --------    --------      -------    --------    --------      -------
                                       686,051      566,051       76,272    548,000      428,000       56,425
Other Indebtedness:
  Line of credit..........               5,000           --        5,000     10,000           --       10,000
                                       --------    --------      -------    --------    --------      -------
Total Debt Facilities.....             $691,051    $566,051      $81,272    $558,000    $428,000      $66,425
                                       ========    ========      =======    ========    ========      =======

------------

(1) At December 31, 2000 and 2001, the amounts available under the Company's revolving facility were reduced by approximately $43.7 million and $63.6 million, respectively, for outstanding letters of credit used to support the Company's insurance obligations.

(2) On June 29, 2000, the Company refinanced a portion of the Facility by adding a new $125 million Term tranche. No significant mandatory principal repayments are required on the Term D facility until the tranche becomes due in 2007.

     Borrowings under the Facility bear interest at varying rates equal to 0.50% to 2.00% over the designated prime rate (4.75% per annum at December 31, 2001) or 1.50% to 3.0% over LIBOR (1.88% at December 31, 2001) at the Company's option, and are subject to quarterly adjustments based on certain leverage ratios. At December 31, 2001, the average rate on outstanding borrowings was 8.15%, before considering the interest rate swap agreements as described below, and 8.76% after giving effect to the interest rate swap agreements in effect at December 31, 2001. A commitment fee equal to 0.25% to 0.50% of the unused portion of the Facility is payable quarterly.

     The Facility is collateralized by substantially all of the Company's tangible and intangible assets, and is unconditionally guaranteed by each of the Company's subsidiaries. In addition, the Facility contains several financial covenants as defined therein, including a maximum leverage ratio, a minimum interest coverage

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
ratio, and a minimum fixed charge coverage ratio, as well as restrictions on capital expenditures, additional indebtedness, and the disposition of assets not in the ordinary course of business.

     The following are scheduled maturities of senior debt at December 31, 2001:

YEAR ENDING DECEMBER 31,                                      (IN THOUSANDS)
------------------------                                      --------------
2002........................................................     $  1,849
2003........................................................        1,849
2004........................................................       26,379
2005........................................................      100,000
2006........................................................      177,078
Thereafter..................................................      120,845
                                                                 --------
                                                                 $428,000
                                                                 ========

     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.
133. These Standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The Company has designated its interest rate swap agreements as a cash flow hedge.

     The adoption of SFAS No. 133 on January 1, 2001 resulted in the recognition of approximately $2.6 million, or $1.4 million after taxes, of derivative assets on the Company's consolidated balance sheet and $1.4 million of hedging gains included in accumulated other comprehensive income as the cumulative effect of a change in accounting principle. During the year ended December 31, 2001, the Company recognized $3.9 million, net of tax, in additional interest expense attributable to the difference in the variable interest on the debt and fixed interest under the interest rate protection agreements. No gain or loss from hedge ineffectiveness was required to be recognized. At December 31, 2001, the fair value of the interest rate protection agreements was a cumulative loss of $6.3 million, net of tax.

     At December 31, 2001, the Company had two interest rate swap agreements to limit the effect of increases in interest rates. These agreements both expire in 2003, and have an aggregate notional principal amount of $250.0 million. The effect of these agreements is to limit the Company's interest rate exposure by fixing the LIBOR rate at 5.60%. The Company had another $250.0 million interest rate swap agreement which expired in September 2001. The agreements had no cost to the Company.

NOTE F--SUBORDINATED NOTES PAYABLE

     Rent-A-Center has $275.0 million of subordinated notes outstanding, maturing on August 15, 2008, including $100.0 million which were issued in December 2001 at 99.5% of par. The notes require semi-annual interest-only payments at 11%, and are guaranteed by Rent-A-Center's two principal subsidiaries. The notes are redeemable at Rent-A-Center's option, at any time on or after August 15, 2003, at a set redemption price that varies depending upon the proximity of the redemption date to final maturity. Upon a change of control, the holders of the subordinated notes have the right to require Rent-A-Center to redeem the notes.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     The notes contain restrictive covenants, as defined therein, including a consolidated interest coverage ratio and limitations on incurring additional indebtedness, selling assets of Rent-A-Center's subsidiaries, granting liens to third parties, making restricted payments and engaging in a merger or selling substantially all of Rent-A-Center's assets.

     Rent-A-Center's direct and wholly-owned subsidiaries, consisting of ColorTyme and Advantage Companies, Inc. (collectively, the "Guarantors"), have fully, jointly and severally, and unconditionally guaranteed the obligations of Rent-A-Center with respect to these notes. The only direct or indirect subsidiaries of Rent-A-Center that are not Guarantors are inconsequential subsidiaries. There are no restrictions on the ability of any of the Guarantors to transfer funds to Rent-A-Center in the form of loans, advances or dividends, except as provided by applicable law.

     Set forth below is certain condensed consolidating financial information as of December 31, 2000 and 2001 and March 31, 2002, and for each of the three years in the period ended December 31, 2001 and for the three months ended March 31, 2001 and 2002. The financial information includes the Guarantors from the dates they were acquired or formed by Rent-A-Center and is presented using the push-down basis of accounting.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEETS

                                                PARENT     SUBSIDIARY   CONSOLIDATING
                                               COMPANY     GUARANTORS    ADJUSTMENTS      TOTAL
                                              ----------   ----------   -------------   ----------
                                                                 (IN THOUSANDS)
DECEMBER 31, 2000
Rental merchandise, net.....................  $  587,232    $     --      $      --     $  587,232
Intangible assets, net......................     351,498     356,830             --        708,328
Other assets................................     531,992      13,754       (354,396)       191,350
                                              ----------    --------      ---------     ----------
          Total assets......................  $1,470,722    $370,584      $(354,396)    $1,486,910
                                              ==========    ========      =========     ==========
Senior Debt.................................  $  566,051    $     --      $      --     $  566,051
Other liabilities...........................     325,995       4,261             --        330,256
Preferred stock.............................     281,232          --             --        281,232
Stockholder's equity........................     297,444     366,323       (354,396)       309,371
                                              ----------    --------      ---------     ----------
          Total liabilities and equity......  $1,470,722    $370,584      $(354,396)    $1,486,910
                                              ==========    ========      =========     ==========
DECEMBER 31, 2001
Rental merchandise, net.....................  $  653,701    $     --      $      --     $  653,701
Intangible assets, net......................     367,271     343,825             --        711,096
Other assets................................     578,077      18,788       (341,742)       255,123
                                              ----------    --------      ---------     ----------
          Total assets......................  $1,599,049    $362,613      $(341,742)    $1,619,920
                                              ==========    ========      =========     ==========
Senior Debt.................................  $  428,000    $     --      $      --     $  428,000
Other liabilities...........................     489,174       5,458             --        494,632
Preferred stock.............................     291,910          --             --        291,910
Stockholder's equity........................     389,965     357,155       (341,742)       405,378
                                              ----------    --------      ---------     ----------
          Total liabilities and equity......  $1,599,049    $362,613      $(341,742)    $1,619,920
                                              ==========    ========      =========     ==========
MARCH 31, 2002 (UNAUDITED)
Rental merchandise, net.....................  $  656,544    $     --      $      --     $  656,544
Intangible assets, net......................     369,014     343,750             --        712,764
Other assets................................     628,547      20,923       (341,742)       307,728
                                              ----------    --------      ---------     ----------
          Total assets......................  $1,654,105    $364,673      $(341,742)    $1,677,036
                                              ==========    ========      =========     ==========
Senior Debt.................................  $  428,000    $     --      $      --     $  428,000
Other liabilities...........................     522,977       6,653             --        529,630
Preferred stock.............................     294,674          --             --        294,674
Stockholder's equity........................     408,454     358,020       (341,742)       424,732
                                              ----------    --------      ---------     ----------
          Total liabilities and equity......  $1,654,105    $364,673      $(341,742)    $1,677,036
                                              ==========    ========      =========     ==========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                                                    PARENT     SUBSIDIARY
                                                   COMPANY     GUARANTORS     TOTAL
                                                  ----------   ----------   ----------
                                                             (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1999
Total revenues..................................  $1,361,578    $55,589     $1,417,167
Direct store expenses...........................   1,110,085         --      1,110,085
Other...........................................     187,156     60,571        247,727
                                                  ----------    -------     ----------
Net earnings (loss).............................  $   64,337    $(4,982)    $   59,355
                                                  ==========    =======     ==========
YEAR ENDED DECEMBER 31, 2000
Total revenues..................................  $1,543,848    $57,766     $1,601,614
Direct store expenses...........................   1,230,864         --      1,230,864
Other...........................................     205,342     62,381        267,723
                                                  ----------    -------     ----------
Net earnings (loss).............................  $  107,642    $(4,615)    $  103,027
                                                  ==========    =======     ==========
YEAR ENDED DECEMBER 31, 2001
Total revenues..................................  $1,749,060    $59,468     $1,808,528
Direct store expenses...........................   1,435,138         --      1,435,138
Other...........................................     243,266     63,907        307,173
                                                  ----------    -------     ----------
Net earnings (loss).............................  $   70,656    $(4,439)    $   66,217
                                                  ==========    =======     ==========
THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
Total revenues..................................  $  425,212    $14,490     $  439,702
Direct store expenses...........................     344,586         --        344,586
Other...........................................      54,459     15,659         70,118
                                                  ----------    -------     ----------
Net earnings (loss).............................  $   26,167    $(1,169)    $   24,998
                                                  ==========    =======     ==========
THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
Total revenues..................................  $  483,924    $14,686     $  498,610
Direct store expenses...........................     381,824         --        381,824
Other...........................................      60,570     12,653         73,223
                                                  ----------    -------     ----------
Net earnings (loss).............................  $   41,530    $ 2,033     $   43,563
                                                  ==========    =======     ==========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

                                                    PARENT     SUBSIDIARY
                                                    COMPANY    GUARANTORS     TOTAL
                                                   ---------   ----------   ---------
                                                             (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1999
Net cash provided by (used in) operating
  activities.....................................  $ (34,426)   $ 5,176     $ (29,250)
                                                   ---------    -------     ---------
Cash flows from investing activities
  Purchase of property assets....................    (35,979)      (232)      (36,211)
  Proceeds from sale of property assets..........      8,563         --         8,563
                                                   ---------    -------     ---------
Net cash used in investing activities............    (27,416)      (232)      (27,648)
Cash flows from financing activities
  Proceeds from debt.............................    320,815         --       320,815
  Repayments of debt.............................   (279,355)        --      (279,355)
  Intercompany advances..........................      4,944     (4,944)           --
  Other..........................................      3,320         --         3,320
                                                   ---------    -------     ---------
Net cash provided by (used in) financing
  activities.....................................     49,724     (4,944)       44,780
                                                   ---------    -------     ---------
Net decrease in cash and cash equivalents........    (12,118)        --       (12,118)
Cash and cash equivalents at beginning of year...     33,797         --        33,797
                                                   ---------    -------     ---------
Cash and cash equivalents at end of year.........  $  21,679    $    --     $  21,679
                                                   =========    =======     =========
YEAR ENDED DECEMBER 31, 2000
Net cash provided by operating activities........  $ 185,719    $ 5,844     $ 191,563
                                                   ---------    -------     ---------
Cash flows from investing activities
  Purchase of property assets....................    (37,843)       (94)      (37,937)
  Acquisitions of businesses, net of cash
     acquired....................................    (42,538)        --       (42,538)
  Other..........................................      1,403         --         1,403
                                                   ---------    -------     ---------
Net cash used in investing activities............    (78,978)       (94)      (79,072)
Cash flows from financing activities
  Proceeds from debt.............................    242,975         --       242,975
  Repayments of debt.............................   (349,084)        --      (349,084)
  Intercompany advances..........................      5,750     (5,750)           --
  Other..........................................      8,434         --         8,434
                                                   ---------    -------     ---------
Net cash used in financing activities............    (91,925)    (5,750)      (97,675)
                                                   ---------    -------     ---------
Net increase in cash and cash equivalents........     14,816         --        14,816
Cash and cash equivalents at beginning of year...     21,679         --        21,679
                                                   ---------    -------     ---------
Cash and cash equivalents at end of year.........  $  36,495    $    --     $  36,495

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                    PARENT     SUBSIDIARY
                                                    COMPANY    GUARANTORS     TOTAL
                                                   ---------   ----------   ---------
                                                             (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2001
Net cash provided by operating activities........  $ 169,178    $ 6,552     $ 175,730
                                                   ---------    -------     ---------
Cash flows from investing activities
  Purchase of property assets....................    (57,477)       (55)      (57,532)
  Acquisitions of businesses, net of cash
     acquired....................................    (49,835)        --       (49,835)
  Other..........................................        706         --           706
                                                   ---------    -------     ---------
Net cash used in investing activities............   (106,606)       (55)     (106,661)
Cash flows from financing activities
  Purchase of treasury stock.....................    (25,000)        --       (25,000)
  Exercise of stock options......................     20,317         --        20,317
  Repayments of debt.............................   (138,051)        --      (138,051)
  Proceeds from debt.............................     99,506         --        99,506
  Proceeds from issuance of common stock.........     45,622         --        45,622
  Intercompany advances..........................      6,497     (6,497)           --
                                                   ---------    -------     ---------
Net cash provided by (used in) financing
  activities.....................................      8,891     (6,497)        2,394
                                                   ---------    -------     ---------
Net increase in cash and cash equivalents........     71,463         --        71,463
Cash and cash equivalents at beginning of year...     36,495         --        36,495
                                                   ---------    -------     ---------
Cash and cash equivalents at end of year.........  $ 107,958    $    --     $ 107,958
                                                   =========    =======     =========
THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
Net cash provided by operating activities........  $  31,226    $   820     $  32,046
Cash flows from investing activities
  Purchase of property assets....................    (11,836)       (10)      (11,846)
  Acquisitions of businesses, net of cash
     acquired....................................     (2,835)        --        (2,835)
  Other..........................................        524         --           524
                                                   ---------    -------     ---------
Net cash used in investing activities............    (14,147)       (10)      (14,157)
Cash flows from financing activities
  Exercise of stock options......................     11,073         --        11,073
  Repayments of debt.............................    (37,916)        --       (37,916)
  Intercompany advances..........................        810       (810)           --
                                                   ---------    -------     ---------
Net cash used in financing activities............    (26,033)      (810)      (26,843)
                                                   ---------    -------     ---------
Net increase in cash and cash equivalents........     (8,954)        --        (8,954)
Cash and cash equivalents at beginning of
  period.........................................     36,495         --        36,495
                                                   ---------    -------     ---------
Cash and cash equivalents at end of period.......  $  27,541    $    --     $  27,541

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

                                                    PARENT     SUBSIDIARY
                                                    COMPANY    GUARANTORS     TOTAL
                                                   ---------   ----------   ---------
                                                             (IN THOUSANDS)
THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
Net cash provided by operating activities........  $  96,052    $   279     $  96,331
Cash flows from investing activities
  Purchase of property assets....................     (8,811)       711        (8,100)
  Acquisitions of businesses, net of cash
     acquired....................................     (3,549)        --        (3,549)
  Other..........................................        374         --           374
                                                   ---------    -------     ---------
Net cash used in investing activities............    (11,986)       711       (11,275)
Cash flows from financing activities
  Purchase of treasury stock.....................    (34,724)        --       (34,724)
  Exercise of stock options......................      8,974         --         8,974
  Intercompany advances..........................        990       (990)           --
                                                   ---------    -------     ---------
Net cash used in financing activities............    (24,760)      (990)      (25,750)
                                                   ---------    -------     ---------
Net increase in cash and cash equivalents........     59,306         --        59,306
                                                   ---------    -------     ---------
Cash and cash equivalents at beginning of
  period.........................................    107,958         --       107,958
                                                   ---------    -------     ---------
Cash and cash equivalents at end of period.......  $ 167,264    $    --     $ 167,264
                                                   =========    =======     =========

NOTE G--ACCRUED LIABILITIES

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       2001
                                                              -------   --------
                                                                (IN THOUSANDS)
Taxes other than income.....................................  $20,306   $ 19,071
Income taxes payable........................................    2,788      7,081
Accrued litigation costs....................................   14,753     59,044
Accrued insurance costs.....................................   28,929     36,634
Accrued interest payable....................................    8,198     10,618
Accrued compensation and other..............................   14,586     37,748
                                                              -------   --------
                                                              $89,560   $170,196
                                                              =======   ========

     Included in the $59.0 million of accrued litigation costs is approximately $52.0 million related to the gender discrimination class action litigation settlements as more fully described in Note J.

NOTE H--REDEEMABLE CONVERTIBLE VOTING PREFERRED STOCK

     Rent-A-Center's Series A preferred stock is convertible, at any time, into shares of Rent-A-Center's common stock at a conversion price equal to $27.935 per share, and has a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends. No distributions may be made to holders of common stock until the holders of the Series A preferred stock have received the liquidation preference. Dividends accrue on a quarterly basis, at the rate of $37.50 per annum, per share. A restriction under the Facility requires Rent-A-Center to pay the dividends with additional shares of Series A preferred stock until August 2003, after which Rent-A-Center must pay the dividends in cash. During 2000 and 2001, Rent-A-Center paid approximately $10.3 million and $10.7 million in Series A preferred dividends by issuing 10,330 and 10,678 shares of Series A preferred stock, respectively. At December 31, 2000 and 2001, Rent-A-Center had 281,756 and 292,434 shares, respectively, of its Series A preferred stock outstanding.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     The Series A preferred stock is not redeemable until August 2002, after which time Rent-A-Center may, at its option, redeem the shares at 105% of the liquidation preference plus accrued and unpaid dividends. Holders of the Series A preferred stock have the right to require Rent-A-Center to redeem the Series A preferred stock upon a change of control, if Rent-A-Center ceases to be listed on a United States national securities exchange or the Nasdaq National Market System, or upon the eleventh anniversary of the issuance of the Series A preferred stock, at a price equal to the liquidation preference value.

     Holders of the Series A preferred stock are entitled to two seats on Rent-A-Center's Board of Directors, and are entitled to vote on all matters presented to the holders of Rent-A-Center's common stock. The number of votes per Series A preferred share is equal to the number of votes associated with the underlying voting common stock into which the Series A preferred stock is convertible.

NOTE I--INCOME TAXES

     The income tax provision reconciled to the tax computed at the statutory Federal rate is:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                              1999    2000   2001
                                                              ----    ----   ----
Tax at statutory rate.......................................  35.0%   35.0%  35.0%
State income taxes, net of federal benefit..................  5.5%    5.5%    5.7%
Effect of foreign operations, net of foreign tax credits....  0.3%    0.2%    0.8%
Goodwill amortization.......................................  6.4%    5.0%    5.8%
Other, net..................................................  1.3%    1.3%   (0.4)%
                                                              ----    ----   ----
Total.......................................................  48.5%   47.0%  46.9%
                                                              ====    ====   ====

     The components of the income tax provision are as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          1999      2000       2001
                                                        --------   -------   --------
                                                               (IN THOUSANDS)
Current expense (benefit)
  Federal.............................................  $(10,770)  $ 6,099   $ 24,073
  State...............................................       815     5,637      8,795
  Foreign.............................................     1,623     1,894      1,865
                                                        --------   -------   --------
          Total current...............................    (8,332)   13,630     34,733
                                                        --------   -------   --------
Deferred expense
  Federal.............................................    57,342    68,406     22,400
  State...............................................     6,889     9,332      1,456
                                                        --------   -------   --------
          Total deferred..............................    64,231    77,738     23,856
                                                        --------   -------   --------
          Total.......................................  $ 55,899   $91,368   $ 58,589
                                                        ========   =======   ========

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     Deferred tax assets and liabilities consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred tax assets
  Net operating loss carryforwards..........................  $ 41,515   $  2,656
  Accrued expenses..........................................    25,667     49,187
  Intangible assets.........................................    22,119     17,561
  Property assets...........................................    18,644     23,393
  Other tax credit carryforwards............................     5,436      5,862
  Unrealized loss on interest rate swap agreements..........        --      3,872
                                                              --------   --------
                                                               113,381    102,531
Deferred tax liability
  Rental merchandise........................................   (80,753)   (93,759)
                                                              --------   --------
          Net deferred tax asset............................  $ 32,628   $  8,772
                                                              ========   ========

     The Company has alternative minimum tax credit carryforwards of approximately $5.8 million and various state net operating loss carryforwards.

     During 1999, the Company completed its analysis of the tax bases of assets and liabilities acquired in the Thorn Americas, Inc. acquisition in 1998, resulting in a decrease in its deferred tax asset of $3.8 million and a corresponding increase in goodwill.

NOTE J--COMMITMENTS AND CONTINGENCIES

     Rent-A-Center leases its office and store facilities and most delivery vehicles. Rental expense was $96.8 million, $105.6 million and $127.6 million for 1999, 2000 and 2001, respectively. Future minimum rental payments under operating leases with remaining noncancelable lease terms in excess of one year at December 31, 2001 are as follows:

YEAR ENDING DECEMBER 31,                                       (IN THOUSANDS)
------------------------                                       --------------
2002........................................................      $107,142
2003........................................................        95,208
2004........................................................        77,999
2005........................................................        53,164
2006........................................................        21,317
Thereafter..................................................         5,438
                                                                  --------
                                                                  $360,268
                                                                  ========

     From time to time, Rent-A-Center, along with its subsidiaries, is party to various legal proceedings arising in the ordinary course of business. Rent-A-Center is currently a party to the following material litigation:

     Colon v. Thorn Americas, Inc. In November 1997, the plaintiffs filed this statutory compliance class action lawsuit in New York alleging various statutory violations of New York consumer protection laws. The plaintiffs are seeking damages compensatory, punitive damages, interest, attorney's fees and certain injunctive relief. Although Rent-A-Center intends to vigorously defend itself in this action, the ultimate outcome cannot presently be determined, and there can be no assurance that Rent-A-Center will prevail without liability.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     Wisconsin Attorney General Proceeding. In August 1999, the Wisconsin Attorney General filed suit against Rent-A-Center and its subsidiary ColorTyme in Wisconsin, alleging that its rent-to-rent transaction violates the Wisconsin Consumer Act and the Wisconsin Deceptive Advertising Statute. The Attorney General seeks injunctive relief, restoration of any losses suffered by any Wisconsin consumer harmed and civil forfeitures and penalties. In January 2002, the court granted summary judgment in favor of the Wisconsin Attorney General on the liability issues and set the case for trial on damages for February 2003. Rent-A-Center intends to vigorously defend itself in this matter. However, there can be no assurance that the outcome of this matter will not have a material adverse effect on Rent-A-Center's financial position, results of operations or cash flows.

     Walker, et. al. v. Rent-A-Center, Inc. In January 2002, a putative class action was filed against Rent-A-Center and certain of its current and former officers alleging that the defendants violated Section 10(b) and/or Section 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing false and misleading statements and omitting material facts regarding Rent-A-Center's financial performance and prospects for the third and fourth quarters of 2001. The complaint purports to be brought on behalf of all purchasers of Rent-A-Center's common stock from April 25, 2001 through October 8, 2001 and seeks damages in unspecified amounts. Rent-A-Center intends to vigorously defend itself in this matter. However, there can be no assurance that Rent-A-Center will prevail without liability.

     An adverse ruling in one or more of the aforementioned cases could have a material and adverse effect on the Company's consolidated financial statements.

     Wilfong, et. al. v. Rent-A-Center, Inc./Margaret Bunch, et. al. v. Rent-A-Center, Inc. In August 2000, a putative nationwide class action was filed against Rent-A-Center in federal court in East St. Louis, Illinois by Claudine Wilfong and sixteen plaintiffs, alleging that it engaged in class-wide gender discrimination following its acquisition of Thorn Americas. In December 2000, a similar suit filed by Margaret Bunch in federal court in the Western District of Missouri was amended to allege similar class action claims. The allegations underlying these matters involve charges of wrongful termination, constructive discharge, disparate treatment and disparate impact.

     In November 2001, Rent-A-Center announced that it had reached an agreement in principle to settle the Bunch matter for an aggregate of $12.25 million, plus attorneys fees and costs to administer the settlement. Accordingly, Rent-A-Center recorded a charge of $16.0 million related to the proposed settlement of Bunch in the third quarter of 2001. On March 7, 2002, Rent-A-Center announced an agreement in principle to settle the Wilfong matter, the Bunch matter, as well as an EEOC action in Tennessee for approximately $47.0 million. Accordingly, Rent-A-Center recorded an additional charge of $36.0 million in the fourth quarter of 2001 to reflect the total settlement of these matters. The terms of the proposed settlement are subject to the parties entering into a definitive settlement agreement and court approval.

     During 1999, Rent-A-Center funded the $11.5 million settlement of its two class action lawsuits in New Jersey, together with the $48.5 million settlement of Robinson v. Thorn Americas, Inc. The settlement of Rent-A-Center's existing litigation resulted in a charge to earnings in 1998, classified as class action legal settlements. In addition, Rent-A-Center settled and funded Anslono v. Thorn Americas, Inc. during 2000. Both the Robinson and Anslono cases were acquired in the Thorn Americas acquisition, and Rent-A-Center made appropriate purchase accounting adjustments for liabilities associated with this litigation. During 2000, Rent-A-Center received refunds of approximately $22.4 million for unlocated class members which are presented as class action litigation settlements.

     In addition, Fogie v. Thorn Americas, Inc. was acquired in the Thorn Americas acquisition; however, Rent-A-Center received full indemnification from the seller for any incurred losses. In December 1991, the plaintiffs filed this class action in Minnesota alleging that Thorn's rent-to-own contracts violated Minnesota's Consumer Credit Sales Act and the Minnesota General Usury Statute. In April 1998, the court entered a final

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
judgment against Thorn Americas for approximately $30.0 million. Following an unsuccessful appeal in August 1999, Thorn plc deposited the judgment amount in an escrow account supervised by plaintiff's counsel and the court in October 1999.

     The Company is also involved in various other legal proceedings, claims and litigation arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

     ColorTyme is a party to an agreement with a lender, who provides financing to qualifying franchisees of ColorTyme. Under this agreement, in the event of default by the franchisee under agreements governing this financing and upon the occurrence of certain events the lender may assign the loans and the collateral securing such loans to ColorTyme, with ColorTyme then succeeding to the rights of the lender under the debt agreements, including the rights to foreclose on the collateral. Rent-A-Center guarantees the obligations of ColorTyme under this agreement.

NOTE K--STOCK BASED COMPENSATION

     Rent-A-Center's long-term incentive plan (the "Plan") for the benefit of certain key employees, consultants and directors provides the Board of Directors broad discretion in creating equity incentives. Under the plan, 7,900,000 shares of Rent-A-Center's common stock are reserved for issuance under stock options, stock appreciation rights or restricted stock grants. Options granted to employees under the Plan become exercisable over a period of one to five years from the date of grant and may be exercised up to a maximum of 10 years from date of grant. Options granted to directors are exercisable immediately. There have been no grants of stock appreciation rights and all options have been granted with fixed prices. At December 31, 2001, there were approximately 2,095,814 shares available for issuance under the Plan.

     Information with respect to stock option activity is as follows:

                                            1999                    2000                    2001
                                    ---------------------   ---------------------   ---------------------
                                                 WEIGHTED                WEIGHTED                WEIGHTED
                                                 AVERAGE                 AVERAGE                 AVERAGE
                                                 EXERCISE                EXERCISE                EXERCISE
                                      SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                                    ----------   --------   ----------   --------   ----------   --------
Outstanding at beginning of
  year............................   3,493,763    $23.96     3,590,038    $23.57     3,790,275    $24.32
Granted...........................   2,042,250     24.42     1,782,500     24.40     2,219,000     33.83
Exercised.........................    (173,875)    12.05      (427,700)    21.34      (852,309)    23.10
Forfeited.........................  (1,772,100)    24.81    (1,154,563)    23.60    (1,199,026)    29.20
                                    ----------              ----------              ----------
Outstanding at end of year........   3,590,038    $23.57     3,790,275    $24.32     3,957,940    $28.43
                                    ==========              ==========              ==========
Options exercisable at end of
  year............................     819,739    $20.78     1,097,961    $23.04       954,812    $24.14

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

     The weighted average fair value per share of options granted during 1999, 2000 and 2001 was $14.38, $14.97 and $20.34, respectively, all of which were granted at market value. Information about stock options outstanding at December 31, 2001 is summarized as follows:

                                                   OPTIONS OUTSTANDING
                                    -------------------------------------------------
                                                  WEIGHTED AVERAGE
                                      NUMBER         REMAINING       WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES            OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE
------------------------            -----------   ----------------   ----------------
$3.34 to $6.67....................      57,000       3.35 years           $ 6.44
$6.68 to $18.50...................     362,235       7.35 years           $16.38
$18.51 to $28.50..................   2,169,230       8.34 years           $24.62
$28.51 to $33.88..................     741,475       8.57 years           $32.79
$33.89 to $49.05..................     628,000       9.44 years           $45.41
                                     ---------
                                     3,957,940
                                     =========

                                                            OPTIONS EXERCISABLE
                                                       ------------------------------
                                                         NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                               EXERCISABLE    EXERCISE PRICE
------------------------                               -----------   ----------------
$3.34 to $6.67.......................................     57,000          $ 6.44
$6.68 to $18.50......................................    148,421          $16.36
$18.51 to $28.50.....................................    582,479          $25.50
$28.51 to $33.88.....................................    166,912          $32.38
                                                         -------
                                                         954,812
                                                         =======

     During 2000 and 2001, Rent-A-Center issued 25,000 and 12,500 options, respectively, to a non-employee for services. The options are valued at $65,000 and $168,378, respectively. The expense related to these option agreements is recognized over the service period.

     The Company has adopted only the disclosure provisions of SFAS 123 for employee stock options and continues to apply APB 25 for stock options granted under the Plan. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Rent-A-Center's common stock at the date of grant over the amount an employee must pay to acquire the common stock. Compensation costs for all other stock-based compensation is accounted for under SFAS 123. If Rent-A-Center had elected to recognize compensation expense based upon the fair value at the grant date for options under the Plan consistent with

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
the methodology prescribed by SFAS 123, the Company's 1999, 2000 and 2001 net earnings and earnings per common share would be reduced to the pro forma amounts indicated as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                                1999       2000       2001
                                                               -------    -------    -------
                                                                   (IN THOUSANDS, EXCEPT
                                                                      PER SHARE DATA)
Net earnings allocable to common stockholders
     As reported............................................   $49,316    $92,607    $50,809
     Pro forma..............................................   $41,011    $82,335    $43,429
Basic earnings per common share
     As reported............................................   $  2.04    $  3.79    $  1.97
     Pro forma..............................................   $  1.69    $  3.37    $  1.68
Diluted earnings per common share
     As reported............................................   $  1.74    $  2.96    $  1.79
     Pro forma..............................................   $  1.50    $  2.67    $  1.59

     The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 53% to 57%; risk-free interest rates of 5.55%, 6.50% and 4.2% to 5.3% in 1999, 2000 and 2001, respectively; no dividend yield; and expected lives of seven years.

NOTE L--ACQUISITIONS

     For the year ending December 31, 2000, Rent-A-Center acquired 74 stores. The 74 acquired stores were the result of 19 separate transactions for an aggregate of approximately $42.5 million in cash.

     For the year ending December 31, 2001, Rent-A-Center acquired 95 stores. The acquired stores were the result of 21 separate transactions for an aggregate of approximately $43.1 million in cash. One of the transactions, which took place in June 2001, consisted of 54 stores, for approximately $21.0 million in cash. All acquisitions have been accounted for as purchases, and the operating results of the acquired businesses have been included in the financial statements since their date of acquisition.

NOTE M--EMPLOYEE BENEFIT PLAN

     Rent-A-Center sponsors a defined contribution pension plan under Section 401(k) of the Internal Revenue Code for all employees who have completed three months of service. Employees may elect to contribute up to 20% of their eligible compensation on a pre-tax basis, subject to limitations. Rent-A-Center may make discretionary matching contributions to the 401(k) plan. During 1999, 2000 and 2001, Rent-A-Center made matching cash contributions of $2,283,575, $2,453,639 and $3,297,940, respectively, which represents 50% of the employees' contributions to the 401(k) plan up to an amount not to exceed 4% of each employee's respective compensation. As of March 15, 2000, employees may elect to purchase Rent-A-Center common stock as part of their 401(k) plan. As of December 31, 2000 and 2001, respectively, 5.0% and 10.8% of the total plan assets consisted of Rent-A-Center common stock.

NOTE N--FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash and cash equivalents, senior debt and subordinated notes payable. The carrying amount of cash and cash equivalents approximates fair value at December 31, 2000 and 2001, because of the short maturities of these instruments. The Company's senior debt is variable rate debt that reprices frequently and entails no significant change in credit risk, and as a result, fair value approximates carrying value. The fair value of the subordinated notes payable is estimated based on

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
discounted cash flow analysis using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. At December 31, 2001, the fair value of the subordinated notes was $277.1 million, which is $2.6 million above their carrying value of $274.5 million. Information relating to the fair value of the Company's interest rate swap agreements is set forth in Note E.

NOTE O--EARNINGS PER COMMON SHARE

     Summarized basic and diluted earnings per common share were calculated as follows:

                                                    NET EARNINGS   SHARES    PER SHARE
                                                    ------------   -------   ---------
                                                          (IN THOUSANDS, EXCEPT
                                                             PER SHARE DATA)
YEAR ENDED DECEMBER 31, 1999
Basic earnings per common share...................    $ 49,316     24,229      $2.04
Effect of dilutive stock options..................          --        319
Effect of preferred dividend......................      10,039      9,583
                                                      --------     ------
Diluted earnings per common share.................    $ 59,355     34,131      $1.74
                                                      ========     ======
YEAR ENDED DECEMBER 31, 2000
Basic earnings per common share...................    $ 92,607     24,432      $3.79
Effect of dilutive stock options..................          --        433
Effect of preferred dividend......................      10,420      9,947
                                                      --------     ------
Diluted earnings per common share.................    $103,027     34,812      $2.96
                                                      ========     ======
YEAR ENDED DECEMBER 31, 2001
Basic earnings per common share...................    $ 50,809     25,846      $1.97
Effect of dilutive stock options..................          --        908
Effect of preferred dividend......................      15,408     10,325
                                                      --------     ------
Diluted earnings per common share.................    $ 66,217     37,079      $1.79
                                                      ========     ======
THREE MONTHS ENDED MARCH 31, 2001
Basic earnings per common share...................    $ 20,673     24,959      $0.83
Effect of dilutive stock options..................          --      1,235
Effect of preferred dividend......................       4,325     10,181
                                                      --------     ------
Diluted earnings per common share.................    $ 24,998     36,375      $0.69
                                                      ========     ======
THREE MONTHS ENDED MARCH 31, 2002
Basic earnings per common share...................    $ 38,571     24,515      $1.57
Effect of dilutive stock options..................          --      1,239
Effect of preferred dividend......................       4,992     10,567
                                                      --------     ------
Diluted earnings per common share.................    $ 43,563     36,321      $1.20
                                                      ========     ======

     For 1999, 2000 and 2001, the number of stock options that were outstanding but not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the common stock and, therefore anti-dilutive, was 1,707,947, 1,485,118 and 628,000, respectively.

                      RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTE P--UNAUDITED QUARTERLY DATA

     Summarized quarterly financial data for 2000 and 2001 is as follows:

                                          1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                          -----------   -----------   -----------   -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2000(1)
Revenues................................   $392,526      $392,245      $404,968      $411,875
Operating profit........................     58,552        84,184        63,720        60,557
Net earnings............................     20,889        34,621        23,901        23,616
Basic earnings per common share.........       0.75          1.32          0.87          0.85
Diluted earnings per common share.......       0.61          1.00          0.68          0.67

                                          1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                          -----------   -----------   -----------   -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2001(2)
Revenues................................   $439,702      $442,759      $447,074      $478,993
Operating profit........................     62,485        66,640        32,372        23,089
Net earnings............................     24,998        27,545         9,974         3,700
Basic earnings per common share.........       0.83          0.88          0.27          0.01
Diluted earnings per common share.......       0.69          0.74          0.26          0.10

------------

(1) Includes the effects of a pre-tax legal reversion of $22.4 million associated with the 1999 settlement of three class action lawsuits in the state of New Jersey.

(2) Includes the effects of a pre-tax legal settlement of $52.0 million associated with a 2001 settlement of a class action lawsuit in the state of Missouri, Illinois and Tennessee.

NOTE Q--RELATED PARTY TRANSACTIONS

     On October 8, 2001, Rent-A-Center announced the retirement of J. Ernest Talley as its Chairman and Chief Executive Officer, and the appointment of Mark
E. Speese as its new Chairman and Chief Executive Officer. In connection with Mr. Talley's retirement, Rent-A-Center's Board of Directors approved the repurchase of $25.0 million worth of shares of its common stock held by Mr. Talley at a purchase price equal to the average closing price of its common stock over the 10 trading days beginning October 9, 2001, subject to a maximum of $27.00 per share and a minimum of $20.00 per share. Under this formula, the purchase price for the repurchase was calculated at $20.258 per share. Accordingly, on October 23, 2001 Rent-A-Center repurchased 493,632 shares of its common stock from Mr. Talley at $20.258 per share for a total purchase price of $10.0 million and on November 30, 2001, repurchased an additional 740,448 shares of its common stock from Mr. Talley at $20.258 per share, for a total purchase price of an additional $15.0 million. Rent-A-Center also had the option to repurchase all of the remaining 1,714,086 shares of its common stock held by Mr. Talley at $20.258 per share for $34.7 million by February 5, 2002. Rent-A-Center exercised this option on January 25, 2002 and repurchased the remaining shares on January 30, 2002.

     One of Rent-A-Center's directors serves as Vice Chairman of the Board of Directors of Intrust Bank, N.A., one of Rent-A-Center's lenders. Intrust Bank, N.A. was a $10.4 million participant in Rent-A-Center's senior credit facility as of December 31, 2001. Rent-A-Center also maintains a $10.0 million revolving line of credit with Intrust Bank, N.A. Although from time to time Rent-A-Center may draw funds from the revolving line of credit, no funds were advanced as of December 31, 2001. In addition, Intrust Bank, N.A. serves as trustee of Rent-A-Center's 401(k) plan.

     In June 2000, Rent-A-Center purchased stores from Portland II RAC, Inc. and Wilson Enterprises of Maine, Inc., each of which were ColorTyme franchisees, for $19.4 million in cash based upon a purchase

                      RENT-A-CENTER, INC. AND SUBSIDIARIES
formula established at the time of the Thorn Americas acquisition. Rent-A-Center's current president held approximately 15% of the stock of each of the franchisees and received $1,833,046 in cash as a result of the purchase. In July 2000, partners of Rent-A-Center's President purchased his 33 1/3% interest in CTME, LLC, another of the ColorTyme's franchisees, for $37,500. Rent-A-Center's President no longer owns an interest in any ColorTyme franchisees.

     On August 5, 1998, affiliates of Apollo Management IV, L.P. ("Apollo") purchased $250.0 million of Rent-A-Center's Series A preferred stock. Under the terms of the Series A preferred stock, the holders of the Series A preferred stock have the right to elect two members of Rent-A-Center's Board of Directors. Apollo has voting control over 100% of the issued and outstanding Series A preferred stock. In addition, pursuant to the terms of a stockholders agreement entered into between Apollo, Rent-A-Center and Mark E. Speese, Apollo has the right to nominate a third person to Rent-A-Center's Board of Directors.

                           [RENT-A-CENTER, INC. LOGO]